Exhibit 10.1
ASSET PURCHASE AGREEMENT
BY AND BETWEEN
VOUGHT AIRCRAFT INDUSTRIES, INC.
AND
BCACSC, INC.
Dated as of July 6, 2009

i

EXHIBITS

Exhibit A	Form of Termination and Mutual Release Agreement
Exhibit B	Form of Bill of Sale, Assignment and Assumption Agreement
Exhibit C	Form of Intellectual Property Assignment
Exhibit D	Form of Intellectual Property License Agreement
Exhibit E	Form of Engineering Services Agreement
Exhibit F	Form of Transition Services Agreement
Exhibit G	Form of SOW Supply Agreement
Exhibit H	Form of Facilities Bill of Sale, Assignment and Assumption Agreement
Exhibit I	Form of North Charleston Sublease Assumption
Exhibit J	Form of GA Sublease Assumption
Exhibit K	Form of SOW Side Letter
Exhibit L	Form of 747 Amendment
Exhibit M	Form of 767 Amendment
Exhibit N	Form of 777 Amendment
Exhibit O	Form of SOW Warranty Agreement
Exhibit P	Form of SOW Administrative Agreement
Appendix A	Adjusted Net Investment Worksheet

DISCLOSURE SCHEDULES

Schedule 1.1A	Background Inventions of Seller
Schedule 1.1B	Background Proprietary Information of Seller
Schedule 1.1C	Outstanding Encumbrances
Schedule 1.1D	Permitted Encumbrances
Schedule 1.1E	Retained Employees
Schedule 2.2(a)(i)	Purchased Contracts
Schedule 2.2(a)(ii)	Tangible Personal Property
Schedule 2.2(b)(viii)	Governmental Authorizations
Schedule 2.2(b)(xvii)	Certain Real Property
Schedule 2.2(b)(xix)	Excluded Tangible Property
Schedule 2.3(a)(ii)	Assumed Employee Liabilities
Schedule 4.3(a)	Required Consents
Schedule 4.3(b)	No Conflicts
Schedule 4.4	Financial Information
Schedule 4.5	Absence of Certain Developments
Schedule 4.6	Undisclosed Liabilities
Schedule 4.7	Title, Sufficiency and Condition of Assets
Schedule 4.8	Inventory
Schedule 4.10(a)	Intellectual Property
Schedule 4.10(b)	Inbound License Agreements
Schedule 4.10(c)	Infringement
Schedule 4.10(d)	Confidentiality and Assignment Agreements
Schedule 4.10(e)	Software
Schedule 4.10(f)	Information Technology Systems
Schedule 4.11(a)(i)	Material Contracts
Schedule 4.11(a)(ii)	Material Contracts
Schedule 4.11(a)(iii)	Material Contracts
Schedule 4.11(a)(iv)	Material Contracts
Schedule 4.11(a)(v)	Material Contracts
Schedule 4.11(a)(vi)	Material Contracts
Schedule 4.11(a)(vii)	Material Contracts
Schedule 4.11(a)(viii)	Material Contracts
Schedule 4.11(a)(ix)	Material Contracts
Schedule 4.11(a)(x)	Material Contracts
Schedule 4.11(a)(xi)	Material Contracts
Schedule 4.11(a)(xii)	Material Contracts
Schedule 4.11(b)	Material Contracts
Schedule 4.11(c)	Material Contracts
Schedule 4.11(e)	Material Contracts
Schedule 4.12	Litigation
Schedule 4.13	Material Governmental Authorizations On-Site Waste Disposal Activities and Operations; On-Site Sale,
Schedule 4.14(a)	Treatment, Processing, Recycling or Disposal of Hazardous Waste
Schedule 4.14(b)	Underground Storage Tanks, Sumps or Wells

v

Schedule 4.14(c)	Compliance with Environmental Laws
Schedule 4.14(d)	Environmental Permits and Environmental Disclosure Reports
Schedule 4.14(e)	Release or Threatened Release of Hazardous Material
Schedule 4.14(f)	Hazardous Material Emanating from Property or Purchased Assets
Schedule 4.14(g)	Environmental Claims
Schedule 4.14(h)	Environmental Restrictions on the Use of Property
Schedule 4.15	Tax Matters
Schedule 4.15(g)	Partnership Interests
Schedule 4.16(a)	Employee Benefit Plans
Schedule 4.16(c)	Retiree Medical or Other Welfare Benefits
Schedule 4.16(d)	Pension and Multiemployer Plans
Schedule 4.16(f)	Employees on Leave
Schedule 4.16(h)	Employee Controversies
Schedule 4.16(i)	Collective Bargaining Agreements
Schedule 4.16(m)	Participating Employees
Schedule 4.17	Suppliers
Schedule 4.18	Insurance
Schedule 4.19	Affiliate Transactions
Schedule 4.20	Broker’s Fees
Schedule 4.21	Security Clearances
Schedule 5.3	No Conflicts
Schedule 5.4	Brokers’ Fees
Schedule 6.2(a)	Conduct of Business
Schedule 6.2(b)(i)	Exceptions to Conduct of Business
Schedule 6.2(b)(ii)	Exceptions to Conduct of Business
Schedule 6.2(b)(iii)	Exceptions to Conduct of Business
Schedule 6.2(b)(iv)	Exceptions to Conduct of Business
Schedule 6.2(b)(v)	Exceptions to Conduct of Business
Schedule 6.2(b)(vi)	Exceptions to Conduct of Business
Schedule 6.2(b)(vii)	Exceptions to Conduct of Business
Schedule 6.2(b)(viii)	Exceptions to Conduct of Business
Schedule 6.2(b)(ix)	Exceptions to Conduct of Business
Schedule 6.2(b)(x)	Exceptions to Conduct of Business
Schedule 6.2(b)(xi)	Exceptions to Conduct of Business
Schedule 6.2(b)(xii)	Exceptions to Conduct of Business
Schedule 6.10(c)(i)	Seller Engineering Employees
Schedule 6.10(c)(ii)	Excluded Engineering Employees
Schedule 6.20	Guarantees
Schedule 7.5	Transfer Taxes
Schedule 8.1(a)(i)	Employees of the Business
Schedule 8.1(a)(ii)	Seller Employees Who Are No Longer Employees
Schedule 8.4	Open Workers’ Compensation Claims
Schedule 11.4(e)	Settlements

ASSET PURCHASE AGREEMENT
     This ASSET PURCHASE AGREEMENT, dated as of July 6, 2009 (this “Agreement”), is entered into by and between Vought Aircraft Industries, Inc., a Delaware corporation (“Seller”), and BCACSC, Inc., a Delaware corporation (“Buyer”).
     WHEREAS, Seller is engaged in the business (the “Business”) of designing (including initial design, design related to build, certification, and testing), manufacturing (including procurement, fabrication, and assembly (including structures assembly, systems assembly, and integration)), and supporting aft fuselage sections 47 and 48 and the aft 48 (in each case, including spare parts) for the 787 program (the “787 Program”) of The Boeing Company, a Delaware corporation and the parent corporation of Buyer (“Boeing”), pursuant to the General Terms Agreement, BCA-65572-0026, and Special Business Provisions, MS-65572-0030, between Seller and Boeing, dated as of July 7, 2005, as amended by Amendment No. 1 dated as of November 15, 2006, as further amended by Amendment No. 2 dated as of November 30, 2006, as further amended by Amendment No. 3 dated as of June 24, 2009, as further amended by Amendment No. 4 dated as of November 13, 2007, as further amended by Amendment No. 5 dated as of July 1, 2008, as further amended by Amendment No. 8 dated as of April 17, 2009, and as otherwise further amended from time to time in accordance with its terms (the “787 Supply Agreement”); and
     WHEREAS, this Agreement contemplates a transaction in which (i)  Buyer will acquire all of the business, assets and operations used in the Business (other than the Excluded Assets, as specified herein), and will assume the liabilities of the Business (other than the Excluded Liabilities, as specified herein), all on the terms and subject to the conditions set forth in this Agreement, and (ii) pursuant to and on the terms set forth in the Termination and Mutual Release Agreement, each of Boeing and Seller, on behalf of themselves and each of their respective Subsidiaries, will terminate the 787 Supply Agreement and release Claims and resolve any and all rights and obligations owed to each other related to the 787 Supply Agreement as described therein.
     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the value, receipt and sufficiency of which are acknowledged, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS
     Section 1.1 Definitions. For purposes of this Agreement, the following terms have the meanings set forth below:
     “401(k) Plan” is defined in Section 4.16(b) of this Agreement.
     “747 Amendment” is defined in Section 9.1(e)(xiii) of this Agreement.
     “767 Amendment” is defined in Section 9.1(e)(xiv) of this Agreement.

     “777 Amendment” is defined in Section 9.1(e)(xv) of this Agreement.
     “787 Design Build Guide” is defined in the definition of Required by Boeing in Section 1.1 of this Agreement.
     “787 Program” is defined in the Recitals to this Agreement.
     “787 Supply Agreement” is defined in the Recitals to this Agreement.
     “Absent Employees” is defined in Section 8.2(b) of this Agreement.
     “Accounts Receivable” is defined in Section 2.2(a)(v) of this Agreement.
     “Acquisition Proposal” is defined in Section 6.5 of this Agreement.
     “Additional Restricted Employees” means all Persons employed by the Business after the Closing Date (other than any Transferred Employees).
     “Adjusted Net Investment Amount” means, as of any date, (i)(A) the aggregate amount (without duplication) of all investments made and expenses incurred or accrued by Seller and its Subsidiaries in connection with the 787 Program at any time as of such date, minus (B) the sum of, without duplication, (u)  the aggregate amount of payments and advances made on or prior to such date by Buyer or its Affiliates to Seller pursuant to the 787 Supply Agreement, (v) grants made to Seller by the State of South Carolina under the Site Development and Incentive Agreement on or prior to such date, (w) the accounts payable of Seller in respect of amounts referred to above in clause (i)(A) that constitute Assumed Liabilities as of such date, (x) to the extent included in the amount in clause (i)(A) above, the Milledgeville direct labor and Milledgeville capex line items on Appendix A, (y) to the extent included in the amount in clause (i)(A) above, the Dallas IT equipment line item on Appendix A, and (z) to the extent included in the amount in clause (i)(A) above, the corporate G&A line item on Appendix A through March 29, 2009, in the case of each of the foregoing clauses, determined and calculated in accordance with the calculation of the Adjusted Net Investment Amount estimated as of March 29, 2009, set forth on Appendix A, and determined in accordance with the Agreed Methodology, plus (ii) fifty percent (50%) of the amount of the G&A Costs properly allocable to the Business; provided, that in no event shall the amount determined pursuant to the foregoing clause (ii) exceed the G&A Cost Cap.
     “Affiliate” means with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with such Person or entity.
     “Aggregate Consideration” is defined in Section 3.2 of this Agreement.
     “Agreed Methodology” means the practices, policies and methodologies set forth on Annex I to Appendix A (including methodologies, consistently applied, in allocating general and administrative and other indirect costs) that were used by Seller in determining and calculating the estimated amount of the Adjusted Net Investment Amount as of March 29, 2009, which estimate is reflected on Appendix A (it being acknowledged that (i) the purpose of the adjustment to the Closing Payment Amount pursuant to Section 3.4 is to ensure an accurate calculation of the Closing Adjusted Net Investment Amount, consistent with the calculation of the estimated Adjusted Net Investment Amount as of March 29, 2009, as reflected on Appendix A, rather than to change or challenge the practices, policies or methodologies set forth on Annex I to Appendix A, (ii) for purposes of calculating the Closing Adjusted Net Investment Amount, indirect costs of the 787 Program for the period between March 29, 2009 and the Closing will be limited to the categories of indirect costs listed in or reflected on Appendix A, which shall be allocated using the same practices, policies and methodologies set forth on Annex I to Appendix A, and (iii) for the avoidance of doubt, direct costs, expenses and investments reflected in the Adjusted Net Investment Amount shall be limited to such costs, expenses and investments made or incurred by Seller for the 787 Program).
     “Agreement” is defined in the Preamble to this Agreement.
     “Allocation Statement” is defined in Section 3.5(a) of this Agreement.
     “Anti-Bribery Laws” is defined in Section 4.13(c) of this Agreement.
     “Apportioned Tax” means any Tax relating to any Purchased Asset (including any additional Tax determined subsequent to the Closing Date) that is due or becomes due without acceleration for any Straddle Period; provided, however, that any Tax that is an Assumed Liability will not be an Apportioned Tax.
     “Apportioned Taxes Claim” is defined in Section 7.3(c) of this Agreement.
     “Arbitrator” is defined in Section 11.5(b) of this Agreement.
     “Assets” means all assets, properties and rights of every kind (whether tangible or intangible), including real and personal property.
     “Assumed Liabilities” is defined in Section 2.3(a) of this Agreement.
     “Background Invention(s)” is defined in the 787 Supply Agreement and, with respect to Seller, includes those inventions listed on Schedule 1.1A.
     “Background Proprietary Information” is defined in the 787 Supply Agreement and, with respect to Seller, includes that proprietary information listed on Schedule 1.1B.
     “Base Adjusted Net Investment Amount” is Four Hundred Seventy-Six Million Dollars ($476,000,000.00).
     “BCA” is defined in Section 6.10(c) of this Agreement.
     “Bill of Sale, Assignment and Assumption Agreement” is defined in Section 9.1(e)(ii) of this Agreement.
     “BIS” is defined in Section 6.3(c) of this Agreement.

     “Boeing” is defined in the Recitals to this Agreement.
     “Boeing Guaranty” means that certain Guaranty, executed as of the date hereof, by Boeing in favor of and for the benefit of Seller.
     “Business” is defined in the Recitals to this Agreement.
     “Business Books and Records” is defined in Section 2.2(a)(xi) of this Agreement.
     “Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by Law to be closed in New York City, New York.
     “Buyer” is defined in the Preamble to this Agreement.
     “Buyer Cure Period” is defined in Section 10.1(b)(ii) of this Agreement.
     “Buyer 401(k) Plan” is defined in Section 8.6(b) of this Agreement.
     “Buyer Indemnified Person” is defined in Section 11.2(a) of this Agreement.
     “CERCLA” is defined in the definition of Environmental Laws in Section 1.1 of this Agreement.
     “Chosen Courts” is defined in Section 12.7 of this Agreement.
     “Claims” means any and all claims (including any cross-claim or counterclaim), causes of action, suits, charges, complaints, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) and disputes, whenever or however arising.
     “Closing” is defined in Section 3.1 of this Agreement.
     “Closing Adjusted Net Investment Amount” is defined in Section 3.4(a) of this Agreement.
     “Closing Date” is defined in Section 3.1 of this Agreement.
     “Closing Payment Amount” is defined in Section 3.2 of this Agreement.
     “COBRA” is defined in Section 4.16(c) of this Agreement.
     “Code” means the Internal Revenue Code of 1986, as amended, and all Laws promulgated pursuant thereto or in connection therewith.
     “Collective Bargaining Agreement” means any collective bargaining agreement or labor agreement with the Union representing Transferred Employees, including any amendments, supplements, letters and memoranda of understanding.
     “Confidential Information” is defined in Section 6.9(a) of this Agreement.

     “Confidentiality and Assignment Agreements” is defined in Section 4.10(d) of this Agreement.
     “Consent” means any approval, consent, permission, waiver or authorization from any Person other than a Governmental Entity.
     “Contract” means any contract, agreement, commitment or undertaking (whether written or oral).
     “Control” (including the terms “Controlled by” and “under common Control with”) means, as used with respect to any Person, possession of power or authority (directly or indirectly or as a trustee or executor) to direct or cause the direction of management or policies of such Person (whether through ownership of voting securities, as trustee or executor, by Contract or otherwise).
     “Copyrights” means any and all of the following, and all rights arising out of or associated therewith, in each case, in any jurisdiction in the world: original works of authorship (whether copyrightable or not); copyrights, including unregistered and common law rights therein; moral or economic rights of authors; copyright registrations; and applications to register copyrights.
     “Covered Product” means any product that is the same type of product as a Product that was designed, manufactured or sold by Seller or a supplier of Seller pursuant to or in contemplation of the 787 Supply Agreement prior to the Closing (a “Pre-Closing Product”) including (y) a product that was designed by Seller or a supplier of Seller prior to the Closing pursuant to or in contemplation of the 787 Supply Agreement and manufactured or sold after the Closing, and (z) a product manufactured or sold after the Closing that uses a method or process of design or manufacture that was created prior to the Closing by Seller or a supplier of Seller pursuant to or in contemplation of the 787 Supply Agreement for the same type of product as a Pre-Closing Product, in each case regardless of whether such product or type of product had been manufactured or sold prior to the Closing; provided, however, that (i) any product designed prior to the Closing will not constitute a Covered Product following any change to the specifications or design of such product made following the Closing to the extent (A) prior to the Closing, the manufacture, sale or use of such product did not result in, or would not, if such product had been manufactured, sold or used at such time, have resulted in, the infringement or unlawful use of any Intellectual Property right and (B) the manufacture, sale or use of such product following such change results in the infringement or unlawful use of any Intellectual Property right and such infringement or unlawful use would not have occurred but for such change, and (ii) any product manufactured prior to the Closing will not, following any change made following the Closing to a method or process used in connection with the manufacture of such product prior to the Closing, constitute a Covered Product to the extent (A) prior to the Closing, the manufacture, sale or use of such product did not result in, or would not, if such product had been manufactured, sold or used at such time, have resulted in, the infringement or unlawful use of any Intellectual Property right and (B) the manufacture, sale or use of such product following such change results in the infringement or unlawful use of any Intellectual Property right and such infringement or unlawful use would not have occurred but for such change. For the purpose of the foregoing, a product is the “same type of product as a Pre-Closing Product” if such product is (i) manufactured, used and sold as, on or in connection with a Program Aircraft and (ii) such product and any Pre-Closing Product have the same specifications, design, form, fit and function; provided, however, that such product shall continue to constitute the “same type of product as a Pre-Closing Product” notwithstanding any post-Closing change to the specifications, design, form, fit or function or method or process of manufacturing such product unless (A) prior to the Closing, the manufacture, sale or use of such product did not result in, or would not, if such product had been manufactured, sold or used at such time, have resulted in, the infringement or unlawful use of any Intellectual Property right and (B) the manufacture, sale or use of such product following such change results in the infringement or unlawful use of any Intellectual Property right and such infringement or unlawful use would not have occurred but for such change.
     “DOJ” means the United States Department of Justice.
     “Dollars” and the symbol “$” each means the lawful currency of the United States.
     “Employee Benefit Plans” is defined in Section 4.16(a) of this Agreement.
     “Employees” means those individuals employed by Seller in North Charleston, South Carolina (as reflected in Seller’s payroll system for the North Charleston Facility) who are employed primarily in connection with the Business as of the Closing Date and are set forth on Schedule 8.1(a)(i) (as updated pursuant to this Agreement), including individuals stationed with or assigned to subcontractors of the Business (including field service, surveillance and quality control personnel) or assigned to Buyer’s manufacturing facilities, other than the Retained Employees. Employees shall also include the employees of Seller set forth on Schedule 6.10(c)(ii) and any employees hired by Seller in the normal course of business, in compliance with this Agreement, to serve in North Charleston, South Carolina primarily in connection with the Business during the period beginning on the date hereof and ending on the Closing Date.
     “Encumbrance” means any mortgage, lien, pledge, encumbrance (including, in the case of real property, easements, rights of way, covenants, leases, licenses, zoning and setback requirements and other variances), security interest, deed of trust, option, encroachment, order, decree, judgment lien, charge or other third-party rights of any kind, including in the case of Intellectual Property, license rights or ownership interests other than those arising pursuant to a Purchased Contract.
     “Engineering Services Agreement” is defined in Section 9.1(e)(v) of this Agreement.
     “Environmental Claim” means any Claim, or any written notice of violation, citation or other similar written communication alleging a violation of or Liability under any Environmental Law, any government-mandated investigative, enforcement, cleanup, removal, containment, remedial, or other governmental or regulatory action or proceeding threatened in writing, instituted or completed pursuant to any applicable Environmental Law, against Seller and/or the Business with respect to any condition, use or activity of the Purchased Assets or at the North Charleston Real Property and/or the North Charleston Facility and any Claim, or any written allegation, demand, suit, tender, recovery or contribution action threatened or made by any person against Seller or against or with respect to the Purchased Assets, including any condition, use or activity of the Purchased Assets or at the North Charleston Real Property and/or the North Charleston Facility relating to Losses resulting from or in any way arising in connection with any Hazardous Material or breach of Environmental Law during Seller’s use or occupancy of the North Charleston Real Property and/or the North Charleston Facility.
     “Environmental Insurance Policy” is defined in Section 6.13(c) of this Agreement.
     “Environmental Laws” means any Law or Order that pertains to pollution control or natural resource or environmental protection, including Laws and Orders relating to (i) the manufacture, processing, use, distribution, treatment, storage, disposal, generation or transportation of Hazardous Materials; (ii) air, surface, ground, water or noise pollution; (iii) any Release; (iv) the protection of wildlife, endangered species, wetlands or other natural resources; and (v) the protection of the health and safety of employees; including the following statutes and regulations adopted thereunder: (A) the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. § 9601 et seq. (“CERCLA”); (B) the Solid Waste Disposal Act, as amended by the Resource Conservation Recovery Act and the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. § 6901 et seq. (“RCRA”); (C) the Federal Water Pollution Control Act, as amended by the Clean Water Act of 1977, 33 U.S.C. § 1251 et seq.; (D) the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq.; (E) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq. (“TSCA”); (F) the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; (G) the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq. (“HMTA”); (H) the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; (I) the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; and (J) the Occupational Safety and Health Act, 19 U.S.C. § 6251 et seq.
     “Environmental Permit” is defined in Section 4.14(d) of this Agreement.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all Laws promulgated pursuant thereto or in connection therewith.
     “ERISA Affiliate” means any trade or business that is treated as a single employer with Seller under Sections 414(b), (c) or (m) of the Code or that must be aggregated with Seller under Section 414(o) of the Code.
     “Estimated Adjusted Net Investment Amount” is defined in Section 3.3(a) of this Agreement.
     “Estimated Preliminary Statement” is defined in Section 3.3(a) of this Agreement.
     “Excluded Assets” is defined in Section 2.2(b) of this Agreement.
     “Excluded Contracts” is defined in Section 2.2(b)(vi) of this Agreement.
     “Excluded Liabilities” is defined in Section 2.3(b) of this Agreement.
     “Facilities” means all plants, offices, manufacturing facilities, stores, warehouses, administration buildings and related facilities and fixtures owned or leased on the date hereof (and those owned or leased after the date hereof but on or before the Closing) by Seller and located on the North Charleston Real Property; provided that the term “Facilities” shall not include any plants, offices, manufacturing facilities, stores, warehouses, administration buildings and related facilities and fixtures located on the Pad Premises, as such term is defined in the GA Sublease and more particularly described in Exhibit B of the GA Sublease.
     “Facilities Bill of Sale, Assignment and Assumption Agreement” is defined in Section 9.1(e)(ix) of this Agreement.
     “FILOT Agreement” means that certain Fee Agreement by and among Charleston County, South Carolina, Seller, GA and Boeing, which was authorized by Ordinance of Charleston County, South Carolina passed and approved as of December 19, 2006.
     “Final Statement” is defined in Section 3.4(c) of this Agreement.
     “Financial Information” is defined in Section 4.4 of this Agreement.
     “Force Majeure Event” is defined in the definition of Material Adverse Effect in Section 1.1 of this Agreement.
     “FTC” means the United States Federal Trade Commission.
     “G&A Cost Cap” means two million five hundred thousand Dollars ($2,500,000.00) plus an amount equal to (i) two million five hundred thousand Dollars ($2,500,000.00) multiplied by (ii) the number of days elapsed between June 28, 2009 and the Closing Date, divided by 92.
     “G&A Costs” means the corporate general and administrative costs and costs associated with shared services incurred by Seller and/or its Subsidiaries during the period beginning on (and including) March 30, 2009 and ending on (and including) the Closing Date and allocated to the Business conducted at the North Charleston Facility, in each case in accordance with the Agreed Methodology.
     “GA” means Global Aeronautica, LLC, a Delaware limited liability company.
     “GAAP” means United States generally accepted accounting principles, consistently applied.
     “GA Sublease” means that certain Pad Sublease by and between Seller and GA, effective as of August 25, 2006, pursuant to which GA subleases a portion of the North Charleston Real Property from Seller, as more specifically defined and set forth therein.
     “GA Sublease Assumption” is defined in Section 9.1(e)(xi) of this Agreement.
     “Governmental Authorization” means any permit, consent, license, certificate, franchise, permission, variance, clearance, registration, qualification, authorization or approval issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law, including any Environmental Permit.

     “Governmental Entity” means the United States, any state or other political subdivision thereof and any other foreign or domestic Person exercising or having the authority to exercise executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States or any foreign Person, any state of the United States or any other political subdivision of any of the foregoing.
     “Ground Lease” means that certain Charleston International Airport Ground Lease Agreement by and between the Charleston County Aviation Authority, as lessor, and SCPR, as lessee, dated as of August 25, 2006.
     “Guarantees” is defined in Section 6.20 of this Agreement.
     “Hazardous Material” means each and every element, compound, chemical mixture, contaminant, pollutant, material or other substance that is defined, determined or identified as hazardous or toxic under any Environmental Law or the Release of which is prohibited or regulated under any Environmental Law, including (i) any “hazardous substance,” “extremely hazardous substance” or “pollutant or contaminant” as those terms are defined in CERCLA; (ii) any “hazardous waste” as that term is defined in RCRA; (iii) any “hazardous material” as that term is defined in the HMTA; (iv) any “chemical substance or mixture” as that term is defined in TSCA; (v) petroleum and petroleum products and byproducts; (vi) asbestos; and (vii) radioactive or explosive materials.
     “Hire Date” is defined in Section 8.2 of this Agreement.
     “HMTA” is defined in the definition of Environmental Laws in Section 1.1 of this Agreement.
     “Inbound License Agreement” means each Purchased Contract (other than a Material Contract) pursuant to which Seller receives a license to Intellectual Property.
     “Income Tax” or “Income Taxes” means any income, alternative minimum, accumulated earnings, personal holding company, franchise, capital, single business, net worth, gross receipts or similar taxes, including any estimated tax, interest, penalties or additions to tax or additional amounts in respect to the foregoing, including any transferee or secondary liability for any such tax and any Liability assumed by agreement or arising as a result of being or ceasing to be a member of any affiliated group, or being included or required to be included in any Income Tax Return relating thereto.
     “Income Tax Return” means, with respect to any Income Tax, any information return for such Income Tax, and any return, report, statement, declaration, claim for refund or document filed or required to be filed under the Law for such Income Tax.
     “Indebtedness” means, with respect to a Person, all Liabilities and obligations of such Person (i) for borrowed money (including all accrued and unpaid interest and all prepayment penalties or premiums in respect thereof) or issued in substitution for or exchange of indebtedness for borrowed money; (ii) for any indebtedness evidenced by notes, debentures, bonds or other similar instruments (including all accrued and unpaid interest and all prepayment penalties or premiums in respect thereof); (iii) under any conditional sale, title retention or similar arrangement, or with respect to any deferred purchase price of any Assets or services (but excluding trade accounts payable arising in the ordinary course of business consistent with past practice); (iv) to reimburse any obligor on any letter of credit or similar credit transaction securing obligations of any Person, to the extent such letter of credit or similar obligation has been drawn; (v) to pay rent or other amounts under any lease of real or personal property that is required to be classified or accounted for as a capital lease in accordance with GAAP; (vi) constituting a guarantee of any Liabilities or obligations of any other Persons of the type described in the foregoing clauses (i) through (v); and (vii) any liability or obligation of the type described in the foregoing clauses (i) through (v) of any other Person, secured by an Encumbrance on any of such Person’s Assets.
     “Indemnified Persons” is defined in Section 11.3(a) of this Agreement.
     “Indemnifying Person” is defined in Section 11.4(a) of this Agreement.
     “Initial Restricted Employees” means the Transferred Employees.
     “Intellectual Property” means any and all of the following, and all rights arising out of or associated therewith, in each case in any jurisdiction in the world: (i) Patents; (ii) Copyrights, (iii) Trademarks; (iv) Trade Secrets; (v) Software; (vi) rights to use the names, likenesses and other personal characteristics of any individual, including rights of privacy and publicity; and (vii) all other intellectual property or industrial property rights.
     “Intellectual Property Assignments” is defined in Section 9.1(e)(iii) of this Agreement.
     “Intellectual Property License Agreement” is defined in Section 9.1(e)(iv) of this Agreement.
     “Interim Financial Information” is defined in Section 6.17 of this Agreement.
     “Inventory” is defined in Section 2.2(a)(iii) of this Agreement.
     “IRS” means the U.S. Internal Revenue Service.
     “Joint SBP Activity Invention(s)” is defined in the 787 Supply Agreement.
     “Joint SBP Activity Proprietary Information” is defined in the 787 Supply Agreement.
     “Knowledge” means, with respect to Seller, the actual knowledge of (i) Kevin McGlinchey, Keith Howe, Jeff McRae, Ron Muckley, Susie Kent, Joy Romero, Tom Mann, Casey Litaker and Ron Vuz for all purposes hereunder; (ii) for purposes of Section 4.10 only, Bryan Tutor, Seturah Foxx and Tom Stubbins; (iii) for purposes of Section 4.9(c)(iii) only, Jerry Edmondson; (iv) for purposes of Sections 4.9 and 4.11 only, Randy Smith, (v) for purposes of Section 4.11 only, Pat Russell, George Briggs, Cliff Collier and Tom Stubbins; (vi) for purposes of Section 4.12 only, Seturah Foxx; (vii) for purposes of Section 4.13 only, Jerry Edmondson, (viii) for purposes of Section 4.14 only, Joanne Romano; (ix) for purposes of Section 4.15 only, Bob Roofner; (x) for purposes of Sections 2.3(a)(ii), 2.3(b)(ii) and 4.16 only, Cliff Collier and

Seturah Foxx; and (xi) for purposes of Section 4.18 only, Doug McLean, and, with respect to Buyer, the actual knowledge of Bryan Gerard, Henry Knies, Anthony Fisher, Joseph Lower and Edward Neveril.
     “Laws” means all foreign, federal, state, regional, county and local constitutions, statutes, laws (including common laws), ordinances, regulations, rules, resolutions, Orders, tariffs, writs, injunctions, awards (including awards of any arbitrator), judgments and decrees of any and all Governmental Entities and the terms of any Governmental Authorizations.
     “Legal Proceeding” means any Claim commenced, brought, conducted or heard by or before, any court or other Governmental Entity or any arbitrator or arbitration panel.
     “Lender Waiver” is defined in Section 6.21 of this Agreement.
     “Liability” means any and all debts, liabilities, guarantees, assurances, commitments and obligations, whether asserted or unasserted, matured or unmatured, liquidated or unliquidated, known or unknown, due or to become due.
     “Licensed Intellectual Property” means Intellectual Property licensed to Seller pursuant to a Purchased Contract.
     “LOI” means that certain letter of intent dated as of April 17, 2009 by and between Seller and Boeing.
     “Losses” means any and all losses, Liabilities, Claims, damages (including consequential, special, punitive, exemplary and incidental damages), penalties, fines, amounts paid in settlement, taxes, liens, costs and expenses (including interest, penalties, reasonable attorneys’ and accountants’ fees and disbursements and all amounts paid in investigation, defense or settlement of any of the foregoing) or diminution of value, of any nature whatsoever, including any of the foregoing or portion thereof that may occur after the Closing but relate to the period prior to the Closing.
     “Material Adverse Effect” means any effect that (i) is, or is reasonably likely to be, materially adverse to the operations, properties, assets, Liabilities, financial condition or results of operations of the Business, taken as a whole, or (ii) would be reasonably expected to materially impede or delay Seller’s ability to consummate the transactions contemplated by this Agreement in accordance with its terms and applicable Laws or otherwise to perform its obligations hereunder; provided that, in the case of each of clause (i) and (ii) above, any effect to the extent resulting from any of the following shall not be taken into account in determining whether any Material Adverse Effect has occurred or whether a Material Adverse Effect would be reasonably likely to occur: (A) changes in economic, business, financial or political conditions that affect the industries in which the Business operates so long as such changes do not have a materially disproportionate effect on the Business, (B) acts of terrorism or war, (C) any adverse effect, event, occurrence, development, circumstance, change or condition to the extent relating to or arising out of (I) the design, manufacture, production, sale, operation and support of the 787 aircraft program by any Person other than Seller, (II) any actual or alleged breach of the 787 Supply Agreement or any Seller Supply Agreement (other than those arising from bad faith or willful misconduct of Seller) or (III) any customer, supplier, contractor or sub-

contractor (in each case, other than Seller) or supplier contract, subcontract agreement or raw materials relating to the 787 aircraft program or (D) any Excluded Liability to the extent not impairing the Business from and after the Closing. In connection with determining whether any Material Adverse Effect has occurred or would be reasonably likely to occur as a result (in whole or in part) of Seller or the Purchased Assets suffering a Force Majeure Event, the effects resulting from such Force Majeure Event shall be taken into account notwithstanding the limitations set forth in clause (C) above. For purposes of this definition, “Force Majeure Event” means any act of God, flood, fire, hurricane or other casualty, earthquake, or any other events or circumstances not within the reasonable control of Seller that are substantially similar to any of the foregoing (other than any matter described in clause (A) and (B)), in each case occurring after the date of this Agreement.
     “Material Contract” is defined in Section 4.11(a) of this Agreement.
     “Minimum Terms and Conditions of Employment” is defined in Section 8.2(a) of this Agreement.
     “Multiemployer Plan” is defined in Section 4.16(d) of this Agreement.
     “Neutral Auditor” is defined in Section 3.4(c) of this Agreement.
     “New Seller Engineering Employees” means the engineering employees who are first employed by Seller or any of its Subsidiaries in Seller’s Dallas, Texas facilities after the Closing Date (other than Seller Engineering Employees).
     “Non-Assigned Contract” is defined in Section 6.3(b) of this Agreement.
     “Non-Disclosure Agreement” means that certain Non-Disclosure Agreement, dated as of March 17, 2009, by and between Seller and Boeing.
     “North Charleston Facility” means the Facilities in North Charleston, South Carolina.
     “North Charleston Real Property” means the parcel of real property which is subject to the North Charleston Sublease.
     “North Charleston Sublease” means that certain Ground Sublease by and between Seller and South Carolina Public Railways (“SCPR”), dated as of August 25, 2006, pursuant to which Seller subleases the parcel of real property on which the North Charleston Facility is located.
     “North Charleston Sublease Assumption” is defined in Section 9.1(e)(x) of this Agreement.
     “Objection Notice” is defined in Section 3.4(b) of this Agreement.
     “Offer” is defined in Section 8.1(a) of this Agreement.
     “Offer Consideration Period” is defined in Section 8.2(a) of this Agreement.

     “Open Source Software” means Software that is “open source” or “copyleft” as those terms are commonly understood in the Software industry, including any Software that is: (i) distributed pursuant to a license or other agreement that requires licensees to disclose or otherwise make available the source code for any software incorporating or using such licensed software or developed using such licensed software, or to distribute or make available such software on terms specified in such license or agreement; (ii) subject to the GNU General Public License (GPL) or the GNU Lesser General Public License (LGPL) (in each case any version thereof) or any license approved by the Open Source Initiative (as of the date hereof set forth at http://opensource.org/licenses/index.html); or (iii) listed in the Free Software Directory maintained by the Free Software Foundation (in cooperation with the United Nations Education, Scientific and Cultural Organization (UNESCO)) (as of the date hereof set forth at http://directory.fsf.org/).
     “Order” means any award, final decision, injunction, judgment, order, decree, ruling or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Entity, or by any arbitrator or arbitration panel.
     “Outstanding Encumbrances” means those Encumbrances identified on Schedule 1.1C.
     “Party” means, individually, either of Buyer or Seller, and “Parties” means all of the foregoing collectively.
     “Patents” means any and all of the following, and all rights arising out of or associated therewith, in each case, in any jurisdiction in the world: patents and patent applications (including reissues, re-examinations, divisions, renewals, extensions, provisionals, continuations and continuations-in-part); inventions (whether or not patentable and whether or not reduced to practice); invention disclosures; inventor’s certificates; moral or economic rights of inventors; industrial designs; and all registrations and applications thereof.
     “Pay-off Amount” is defined in Section 9.1(d) of this Agreement.
     “Pay-off Letter” is defined in Section 9.1(d) of this Agreement.
     “Permitted Encumbrance” means (i) Encumbrances identified on Schedule 1.1D; (ii) warehouse, mechanics’, materialmen’s and similar liens imposed by Law arising in the ordinary course of business, with respect to amounts not yet due and payable or amounts being contested in good faith through appropriate proceedings initiated after the date hereof in compliance with this Agreement; (iii) liens for Taxes not yet due and payable or being contested in good faith through appropriate proceedings initiated after the date hereof in compliance with this Agreement and for which adequate reserves have been established in accordance with GAAP; (iv) with respect to the North Charleston Real Property, (x) any easement, covenant, condition, restriction or Encumbrance of record, which exceptions are identified on or attached to Schedule 1.1D, (y) any conditions or defects that are shown on the survey prepared by HGBD Surveyors, LLC dated May 18, 2009, and (z) such other Encumbrances that do not impair the current use or occupancy of the assets subject thereto; and (v) orders and decrees that do not impair the current use or occupancy of the assets subject thereto.

     “Person” means an individual, corporation, partnership, limited liability company, joint venture, trust, trustee, unincorporated organization or other entity, including a Governmental Entity.
     “Post-Closing Period” is defined in Section 7.1(a) of this Agreement.
     “Preliminary Statement” is defined in Section 3.4(a) of this Agreement.
     “Pre-Closing Period” is defined in Section 7.1(a) of this Agreement.
     “Pre-Closing Product” is defined in the definition of Covered Product in Section 1.1 of this Agreement.
     “Product” is defined in the 787 Supply Agreement.
     “Program Aircraft” means a (i) commercial transport aircraft having a current model designation of 787 as of Closing and (ii) any derivative thereof, as such term is commonly understood in the commercial aircraft industry.
     “Purchased Assets” is defined in Section 2.2(a) of this Agreement.
     “Purchased Contracts” is defined in Section 2.2(a)(i) of this Agreement.
     “Purchased Intellectual Property” means: (i) all of the Intellectual Property listed on Schedule 4.10(a) that is identified on Schedule 4.10(a) as Purchased Intellectual Property; (ii) Seller’s rights in Joint SBP Activity Invention(s); (iii) Seller’s rights in Joint SBP Activity Proprietary Information; (iv) Vought SBP Activity Invention(s); (v) Vought SBP Activity Proprietary Information; (vi) all other Intellectual Property owned by Seller, as of the date hereof or any time prior to the Closing, that was developed (or is being developed) by or for Seller primarily for the Business (including Seller’s engineering work and engineering resources, certification work, design work and data of the Business developed (or being developed) primarily for the Business); and (vii) all rights associated with any of the foregoing, including the right to sue and collect for past or future infringement, misappropriation or other unauthorized use thereof, any and all corresponding rights that, now or hereafter, may be secured throughout the world and all copies and tangible embodiments of any of the foregoing, and all goodwill associated or arising in connection with any of the foregoing, in each case, other than the Licensed Intellectual Property. Without limiting the generality of the foregoing, “Purchased Intellectual Property” shall also include all of the following due or payable at Closing or thereafter (A) any income, royalties, credits, prepaid expenses, deferred charges, advance payments, security deposits, prepaid items, deposits and claims for refunds or reimbursements, in each case, relating to any of the Purchased Intellectual Property, (B) all Claims, rights and remedies of Seller against any third parties arising out of or relating to any of the Purchased Intellectual Property, and (C) all rights under or pursuant to any warranties, representations and guarantees made by suppliers, manufacturers, contractors or other Persons under Purchased Contracts in connection with any products or services provided to Seller with respect to any Purchased Intellectual Property.

     “Qualified Representations” means those representations and warranties set forth in: the second sentence of Section 4.3(a); Section 4.3(b); Section 4.5(a); clause (b) of Section 4.8; Section 4.11(a)(vi); Section 4.11(e); the first and third sentences of Section 4.13(b); Section 4.13(c); the lead-in paragraph of Section 4.14; Section 4.16(h); Section 4.16(l); clause (iii) of Section 4.17; and the penultimate sentence of Section 4.18.
     “RCRA” is defined in the definition of Environmental Laws in Section 1.1 of this Agreement.
     “Referenced Definition” is defined in Section 1.2(f) of this Agreement.
     “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, discarding, depositing, dispersing, migration, burying, abandoning or disposing into the environment of any Hazardous Materials that is prohibited under any applicable Environmental Law.
     “Representative” means, with respect to a particular Person, any director, manager, member, officer, employee, agent, consultant, advisor, Affiliate, financing source or other representative of such Person, including legal counsel, accountants and financial advisors.
     “Required by Boeing” means, for the purposes of Section 11.2(c), any such specification (subject to paragraph (F) of Section 11.2(c)), design, design or specification change or method or process of design or manufacturing (or any change thereto) that was (i) expressly set forth in (A) a written 787 loads, methods and allowables document issued by Boeing or its Affiliates or (B) a written 787 common architecture design guide (the “787 Design Build Guide”) issued by Boeing or its Affiliates, in each case as revised prior to the Closing by Boeing or its Affiliates pursuant to subsequently issued written versions of any such document or design guide, (ii) expressly set forth in any written change order initiated and issued by Boeing or its Affiliates, except to the extent that (x) such change order is modified as a direct result of collaboration with Seller and (y) the misappropriation, infringement or unlawful use in question is attributable to the modification to such change order that resulted from such collaboration, or (iii) developed or adopted by a design or configuration team chaired by a Boeing employee and comprised of Boeing employees and employees of Seller and/or other 787 team members and subsequently either (x) approved by a Design Decision Board that included a Boeing employee, which approval was documented in an issued written Program Design Decision Memorandum, or (y) expressly set forth in any issued 787 Design Build Guide.
     “Resolution Period” is defined in Section 3.4(b) of this Agreement.
     “Restricted Period” in defined in Section 6.10(a) of this Agreement.
     “Retained Employees” means those individuals set forth on Schedule 1.1E.
     “Retained Intellectual Property” is defined in Section 2.2(b)(xi) of this Agreement.
     “Review Period” is defined in Section 3.4(b) of this Agreement.

     “SCPR” is defined in the definition of North Charleston Sublease in Section 1.1 of this Agreement.
     “Seller” is defined in the Preamble to this Agreement.
     “Seller Contract” means any Contract to which Seller is a party.
     “Seller Cure Period” is defined in Section 10.1(b)(i) of this Agreement.
     “Seller Engineering Employees” means the engineering employees who are employed by Seller or any of its Subsidiaries in Seller’s Dallas, Texas facilities as of the Closing Date and set forth on Schedule 6.10(c)(i) (which Schedule will be updated at Closing to reflect new hires) excluding the engineering employees set forth on Schedule 6.10(c)(ii).
     “Seller 401(k) Plan” is defined in Section 8.6(b) of this Agreement.
     “Seller Indemnified Persons” is defined in Section 11.3(a) of this Agreement.
     “Seller Senior Credit Agreement” means that certain Credit Agreement, dated as of December 22, 2004, among Seller, as borrower, the several lenders party thereto, Lehman Commercial Paper Inc., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent and Goldman Sachs Credit Partners L.P., as documentation agent.
     “Seller Supply Agreements” means the supplier and sub-contractor agreements entered into by Seller in connection with the Business.
     “Site Development and Incentive Agreement” means (i) that certain Project Emerald Confidential Site Development and Incentive Agreement by and among Seller, on behalf of Project Emerald, the South Carolina Department of Commerce, SCPR, Charleston County, South Carolina and the Charleston County Airport District and (ii) that certain Confidential Initial Site Development and Incentive Agreement between Seller on behalf of itself and two other entities; the South Carolina Department of Commerce; SCPR; Charleston County, South Carolina and the Charleston County Airport District, dated November 29, 2004.
     “Software” means any and all software of any type (including programs, applications, middleware, utilities, tools, drivers, firmware, microcode, scripts, batch files, JCL files, instruction sets and macros) and in any form (including source code, object code and executable code), databases and associated data and related documentation, and all rights arising out of or associated with any of the foregoing, in each case in any jurisdiction in the world.
     “SOW Administrative Agreement” is defined in Section 9.1(e)(xvii) of this Agreement.
     “SOW Side Letter” is defined in Section 9.1(e)(xii) of this Agreement.
     “SOW Supply Agreement” is defined in Section 9.1(e)(viii) of this Agreement.
     “SOW Warranty Agreement” is defined in Section 9.1(e)(xvi) of this Agreement.

     “Special Initiatives Agreement” means that certain special initiatives letter agreement dated as of April 17, 2009 by and between Seller and Boeing.
     “Straddle Period” means any Tax year or period beginning on or before the Closing Date and ending after the Closing Date.
     “Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which such Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership or other legal entity.
     “Supplied Product” is defined in Section 11.2(c) of this Agreement.
     “Supplier Infringement Claim” is defined in Section 11.2(c) of this Agreement.
     “Tangible Personal Property” is defined in Section 2.2(a)(ii) of this Agreement.
     “Tax” or “Taxes” means a tax or taxes of any kind or nature, or however denominated, including Liability for federal, state, local or foreign sales, use, transfer, registration, ad valorem, business and occupation, value added, excise, severance, natural resources, environmental, stamp, premium, windfall profit, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee, fee in-lieu of a Tax or other withholding, or other tax, of any kind whatsoever, whether disputed or not, including any interest, penalties or additions to tax or additional amounts in respect to the foregoing, including any transferee or secondary Liability for a tax and any Liability assumed by agreement or arising as a result of being or ceasing to be a member of any affiliated group, or being included or required to be included in any tax return relating thereto; provided, however, that “Tax” or “Taxes” shall not include any Income Taxes or Transfer Taxes.
     “Tax Authority” means any Governmental Entity having the power to regulate, impose or collect Taxes, including the IRS and any state department of revenue.
     “Tax Benefit” is defined in Section 11.5(b) of this Agreement.
     “Tax Benefit Objection Notice” is defined in Section 11.5(b) of this Agreement.
     “Tax Returns” means, with respect to any Tax, any information return for such Tax, and any return, report, statement, declaration, claim for refund or document filed or required to be filed under the Law for such Tax; provided, however, that “Tax Returns” shall not include any “Income Tax Returns.”
     “Terminating Buyer Breach” is defined in Section 10.1(b)(ii) of this Agreement.
     “Terminating Seller Breach” is defined in Section 10.1(b)(i) of this Agreement.

     “Termination and Mutual Release Agreement” is defined in Section 6.16 of this Agreement.
     “Third Party Claim” is defined in Section 11.4(a) of this Agreement.
     “Trademarks” means any and all of the following, and all rights arising out of or associated therewith, in each case, in any jurisdiction in the world: trademarks; service marks; certification marks; trade names; corporate names; domain names; logos; trade dress; and other protectable indicia of source or origin, including unregistered and common law rights in the foregoing; all translations, adaptations, derivations and combinations of any of the foregoing; all goodwill associated with each of the foregoing; and all registrations of and applications to register any of the foregoing.
     “Trade Secrets” means any and all of the following, and all rights associated therewith, in each case, in any jurisdiction in the world: trade secrets; know-how; and other confidential or proprietary information; in each case in any form or medium, and which in each case may include research and development plans or results, formulas, compositions, manufacturing and production processes and techniques, manufacturing plans, setup methodologies, facilities and process flow, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, financial reports and information, and business and marketing plans and proposals.
     “Transaction Documents” means, collectively, this Agreement, including the Schedules and Exhibits to this Agreement, the Bill of Sale, Assignment and Assumption Agreement, the Intellectual Property Assignments, the Transition Services Agreement, the Intellectual Property License Agreement, the Engineering Services Agreement, the SOW Supply Agreement, the Termination and Mutual Release Agreement, the North Charleston Sublease Assumption, the GA Sublease Assumption, the Facilities Bill of Sale, Assignment and Assumption Agreement, the Boeing Guaranty, the SOW Side Letter, the SOW Warranty Agreement, the SOW Administrative Agreement, the 747 Amendment, the 767 Amendment, the 777 Amendment and every other Contract, certificate, instrument and document executed and delivered at the Closing in accordance with Sections 9.1 and 9.2 hereof.
     “Transaction Expenses” means, as to a Party, the fees, costs and expenses incurred by such Party and its Affiliates in connection with the investigation, diligence, negotiation, preparation, execution and delivery of this Agreement and the Transaction Documents, and performance of the transactions contemplated hereby and thereby, including accounting, legal, consulting and other professional service fees, expenses and disbursements of consultants, advisors, financing sources (including any cost, expense, fee, premium or penalty associated with the Lender Waiver) and other Representatives, but excluding any Transfer Taxes.
     “Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration and other such similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that for the avoidance of doubt “Transfer Taxes” shall not include any Income Taxes payable by reason of the transactions contemplated by this Agreement.

     “Transferred Employees” is defined in Section 8.1 of this Agreement.
     “Transferred Permits” is defined in Section 2.2(a)(vii) of this Agreement.
     “Transition Services Agreement” is defined in Section 9.1(e)(vi) of this Agreement.
     “TSCA” is defined in the definition of Environmental Laws in Section 1.1 of this Agreement.
     “UE Offer” is defined in Section 8.3(c) of this Agreement.
     “Union” means the District Lodge 96 of the International Association of Machinists and Aerospace Workers.
     “Union Employees” is defined in Section 8.2(f) of this Agreement.
     “United States” and “U.S.” each means the United States of America.
     “Vought SBP Activity Invention(s)” is defined in the 787 Supply Agreement.
     “Vought SBP Activity Proprietary Information” is defined in the 787 Supply Agreement.
     “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.
     “Wetlands Permit” is defined in Section 6.3(d) of this Agreement.
     Section 1.2 Construction. For purposes of this Agreement:
          (a) Whenever the context requires, the singular number will include the plural, and vice versa, the masculine gender will include the feminine and neuter genders, the feminine gender will include the masculine and neuter genders, and the neuter gender will include masculine and feminine genders.
          (b) The words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”
          (c) Except as otherwise indicated, all references in this Agreement to “Schedules,” “Sections” and “Exhibits” are intended to refer to Schedules, Sections and Exhibits to this Agreement.
          (d) The terms “hereof,” “hereunder,” “herein” and words of similar import will refer to this Agreement as a whole and not to any particular provision of this Agreement.
          (e) Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties, and consequently, this Agreement will be interpreted without reference to any rule or precept of Law to the effect that any ambiguity in a document be construed against the drafter.

          (f) To the extent any definition provided in Section 1.1 refers to a definition in the 787 Supply Agreement (each, a “Referenced Definition”) and the applicable Referenced Definition has embedded in it other definitions from the 787 Supply Agreement, then for purposes of interpreting the Referenced Definition such embedded definitions shall have the meanings ascribed to such terms in the 787 Supply Agreement.
          (g) For the avoidance of doubt, “representations and warranties” will not be deemed to be “agreements” between the Parties for purposes of Sections 9.1(b), 9.2(b), 10.1(c), 11.2(a)(ii) and 11.3(a)(ii).
ARTICLE II
PURCHASE AND SALE OF ASSETS AND ASSUMPTION OF LIABILITIES
     Section 2.1 Purchase of Assets and Assumption of Certain Liabilities. Upon the terms and subject to the conditions of this Agreement and the other Transaction Documents, on the Closing Date:
          (a) Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase and acquire from Seller, the Purchased Assets, free and clear of all Encumbrances, other than Permitted Encumbrances; and
          (b) Buyer shall assume, and agree to perform, pay and discharge, the Assumed Liabilities.
     Section 2.2 Purchased and Excluded Assets.
          (a) The “Purchased Assets” shall mean all of Seller’s right, title and interest in and to the Assets that are owned, leased, licensed, used or held for use by Seller in connection with the Business (other than the Excluded Assets), in each case wherever located, including the following:
               (i) (A) the written Seller Contracts relating to the Business that are both (1) in effect as of the date hereof and (2) set forth on Schedule 2.2(a)(i) and (B) any written Contract primarily related to the Business entered into by Seller between the date hereof and the Closing in compliance with this Agreement (the “Purchased Contracts”);
               (ii) all machinery, equipment, equipment subassemblies, tools, spare and replacement parts, packaging materials, storage and shipping materials, vehicles, computer hardware and other hardware (including servers, routers, desktops, laptops, peripherals and mobile computing devices), trade fixtures, furniture, furnishings, office equipment and supplies, telephone and communications equipment and any other fixed assets or tangible personal property used or held for use in connection with the Business, including in each case those items listed on Schedule 2.2(a)(ii), and including all of the foregoing located at the North Charleston Facility (the “Tangible Personal Property”);
               (iii) all inventory, including raw materials, work-in-process and finished goods inventories, tooling and supplies used or held for use in connection with the

Business and including any of the foregoing held in consignment, bailment, or other similar arrangement by any third party or Affiliates of Seller in connection with the Business (the “Inventory”), in each case as in existence on the Closing Date;
               (iv) the North Charleston Facility (including all buildings, structures and improvements thereon and all fixtures attached thereto), but excluding the North Charleston Real Property;
               (v) all rights to payments arising out of Purchased Contracts and all accounts and notes receivable of the Business (except to the extent arising under any Excluded Contract), however arising, including, in each case, all rights, Claims and remedies relating thereto and any related deposits, security and collateral therefor (“Accounts Receivable”), in each case as in existence on the Closing Date;
               (vi) all of the Purchased Intellectual Property;
               (vii) except as set forth on Schedule 2.2(b)(viii), all Governmental Authorizations used or held for use by Seller in connection with the operation of the Business at the North Charleston Facility and all pending applications therefor or renewals thereof (the “Transferred Permits”);
               (viii) all credits, prepaid expenses and other items, deferred charges, advance payments, security (including with respect to any wetland permit) and other deposits (including in respect of bonding obligations of the Business) and claims for refunds or reimbursements, in each case, relating to the Business or any of the Purchased Assets or Assumed Liabilities (except to the extent arising under any Excluded Contract);
               (ix) all Claims, rights and remedies of Seller against any third parties arising out of or relating to any of the Purchased Assets or Assumed Liabilities;
               (x) all rights under or pursuant to any warranties, representations and guarantees made by suppliers, manufacturers, contractors or other Persons in connection with any products or services provided to Seller in connection with the Business or with respect to any Purchased Asset (except to the extent arising under any Excluded Contract);
               (xi) all books, records, ledgers, files, documents, correspondence, lists (including supplier lists and records), files, plats, specifications, surveys, drawings, advertising and promotional materials, reports (including manufacturing, research and development and production reports and records), testing results, certification materials, service and warranty records, quality records related to Products delivered to Boeing prior to the Closing Date, equipment logs, environmental, safety and health plans, policies and procedures, copies of all personnel records related to Transferred Employees (subject to Buyer obtaining any releases required by applicable Law from the Transferred Employees), and other materials and information (in whatever medium) in each case, to the extent relating exclusively to the Business or to any of the Assumed Liabilities, Purchased Assets or Purchased Intellectual Property (the “Business Books and Records”), in each case, as in existence as of the Closing Date; provided that Seller may retain, subject to Section 6.9, copies of the foregoing; and

               (xii) all goodwill associated or arising in connection with the Business or any of the Purchased Assets, and to the extent assignable, IP addresses, telephone and fax numbers and listings for the (789) prefix.
          (b) Excluded Assets. Notwithstanding the foregoing, except to the extent of rights expressly provided in the Transition Services Agreement, the Engineering Services Agreement, the SOW Supply Agreement and the Intellectual Property License Agreement, Seller will retain all right, title and interest in and to, and the Purchased Assets will not consist of, all of Seller’s right, title and interest in and to the following assets, rights or properties (the “Excluded Assets”):
               (i) except as set forth in Section 6.13, all cash or cash equivalents, including all marketable securities, certificates of deposit and other similar liquid Assets, at the time of the Closing;
               (ii) all bank and other depository accounts and safe deposit boxes of Seller;
               (iii) all refunds of and credits for Taxes, Income Taxes and other Tax assets and Tax loss carry forwards relating to any period or portion thereof ending on or prior to the Closing Date;
               (iv) any Employee Benefit Plans (including any Multiemployer Plan) and Assets (including any related insurance proceeds) of, or any rights of Seller in, the Employee Benefit Plans and any Contracts that constitute (or provide for services under) Employee Benefit Plans;
               (v) any of Seller’s corporate charters, franchises, seals, minute books, equity record books and other similar documents relating to the organization, governance and existence of Seller or any of its Subsidiaries;
               (vi) any Contract that is not a Purchased Contract, including any Collective Bargaining Agreement, and all rights arising under such Contracts (collectively, the “Excluded Contracts”);
               (vii) except as set forth on Schedule 2.2(a)(ii) and other than Purchased Intellectual Property, Seller’s business, assets and operations (including all assets, properties and other rights used or held for use in connection with engineering, design, supply management and business management activities) located or conducted at its Milledgeville, Georgia and Dallas, Texas facilities;
               (viii) the Governmental Authorizations, pending applications therefor or renewals thereof, set forth on Schedule 2.2(b)(viii);
               (ix) all insurance policies of Seller related to the Business and, subject to Section 6.13, any Claims or rights thereunder;

               (x) any intercompany Accounts Receivable between Seller and Seller’s Affiliates (other than Wesco Holdings, Inc. and its Subsidiaries);
               (xi) (a) all Intellectual Property owned by Seller (including Background Proprietary Information of Seller and Background Invention(s) of Seller) other than the Purchased Intellectual Property and (b) all other Intellectual Property of Seller (including Background Proprietary Information of Seller and Background Invention(s) of Seller) other than the Purchased Intellectual Property (collectively, the “Retained Intellectual Property”);
               (xii) all Tax and Income Tax books and records and all Income Tax Returns and Tax Returns of Seller;
               (xiii) any securities, shares of capital stock or equity or other ownership interest of Seller in any other Person (including any Subsidiary);
               (xiv) all books, records, ledgers, files, documents, correspondence, lists (including supplier lists and records), files, plats, specifications, surveys, drawings, advertising and promotional materials, reports (including manufacturing, research and development and production reports and records), testing results, certification materials, service and warranty records, equipment logs, copies of all personnel records related to Transferred Employees (for whom any release required by applicable Law has not been obtained), and other materials and information (in whatever medium), other than the Business Books and Records;
               (xv) except as set forth on Schedule 2.2(a)(ii) and other than Purchased Intellectual Property, Business Books and Records and Purchased Contracts, all Assets, properties and other rights used or held for use in connection with the provision of services and conduct or performance of support functions (and the conduct or performance of functions and other activities relating to such services and functions) provided to the North Charleston Facility and the Business by the other facilities, businesses and operational or business units of Seller, including information technology, human resources, supply chain management, configuration management, benefits administration, payroll, accounting, treasury, legal, management, and other general and administrative services, as well as any other services to be provided pursuant to the Transition Services Agreement or the Engineering Services Agreement;
               (xvi) all rights and Claims in respect of, arising out of or relating to any Excluded Liability;
               (xvii) any interest in real property (other than the North Charleston Real Property and any interest set forth on Schedule 2.2(b)(xvii));
               (xviii) the Transaction Documents, the Non-Disclosure Agreement, the Special Initiatives Agreement, and all rights or Claims of Seller arising under or relating to the foregoing documents and agreements; and
               (xix) the tangible property and other assets set forth in Schedule 2.2(b)(xix).

     Section 2.3 Assumed and Excluded Liabilities.
          (a) The “Assumed Liabilities” shall consist of any and all Liabilities of Seller to the extent arising out of, relating to or resulting from the Business (other than the Excluded Liabilities and any and all Liabilities of Seller arising out of or related to Seller’s provision of services or products to, or other dealings with, the Business from and after the Closing), including:
               (i) any and all Liabilities of Seller arising out of, relating to, or incurred pursuant to, the Purchased Contracts (including any and all Seller Supply Agreements that are Purchased Contracts);
               (ii) any obligations of Seller set forth in Schedule 2.3(a)(ii) or assumed by Buyer pursuant to Article VIII, in each case related to the employment of Employees who become Transferred Employees, including any obligations of Seller (A) for accrued salaries, wages and bonuses owed or payable to Transferred Employees (and related withholdings and payroll Taxes); (B) for accrued but unpaid or unused vacation of Transferred Employees; and (C) for reimbursable business expenses of Transferred Employees incurred in the ordinary course of business consistent with past practice (other than the Excluded Liabilities described in Section 2.3(b)(ii)); and
               (iii) South Carolina personal property Taxes.
          (b) Excluded Liabilities. Notwithstanding anything to the contrary, Buyer shall not assume or otherwise be obligated to pay, perform or discharge the following Liabilities, except to the extent accrued in the categories listed in Appendix A and in the Adjusted Net Investment Amount on the Final Statement (all of such Liabilities not so assumed by Buyer being referred to herein as the “Excluded Liabilities”):
               (i) any and all Environmental Claims (whether asserted before or after the Closing) arising out of, relating to or resulting from the conduct of the Business prior to the Closing;
               (ii) subject to Article VIII, any and all Claims by or for the benefit of any current or former employee of the Business (whether asserted before or after the Closing) and not disclosed on the Disclosure Schedules arising out of, relating to or resulting from (A) any tort of which Seller has Knowledge committed by Seller against any employee of Seller, or breach or default by Seller of any Contract between Seller and any of its employees, of which Seller has Knowledge, or violation of any Law by Seller relating to the employment of the current or former employee asserting such Claim of which Seller has Knowledge or (B) any actual or alleged discrimination by the Company, any of its Subsidiaries or their respective supervisory employees against any such employee, in the case of each of clause (A) and clause (B), to the extent such Claim is asserted prior to the Closing or relates to conduct of Seller occurring before the Closing;
               (iii) subject to Schedule 2.3(a)(ii) and Article VIII, any and all Claims arising out of, relating to or resulting from a Collective Bargaining Agreement between the Union and Seller other than any such Claims involving recall rights of laid-off employees after the Closing;

               (iv) except for Liabilities under or pursuant to any Purchased Contracts and except to the extent set forth in Schedule 2.3(a)(ii) or Article VIII or pursuant to the Transition Services Agreement, any and all Liabilities arising out of, relating to or resulting from any Employee Benefit Plan, any offer letter or any employee-related program, policy, funding vehicle or Contract with any employee of Seller maintained or implemented by Seller or any of its Affiliates, whether such Liability arises prior to, on or after the Closing Date;
               (v) any and all Liabilities, whether such Liabilities arise prior to, on or after the Closing Date, arising out of, relating to or resulting from (A) any Multiemployer Plan of Seller or in which Seller participates (including any withdrawal Liability or other Liability related to unfunded or under-funded benefits), or (B) any obligation of Seller to provide or make available post-retirement welfare benefits or welfare benefit coverage to any current or former officer, director, stockholder or employee of the Business or Seller;
               (vi) any and all Liabilities of Seller arising out of, relating to or resulting from Taxes and Income Taxes allocable to Seller under Section 7.1 hereof (except for Assumed Liabilities under Section 2.3(a)(ii) and Section 2.3(a)(iii));
               (vii) any Indebtedness, including any Guarantees not listed on Schedule 6.20 or otherwise permitted hereunder;
               (viii) any and all Liabilities (other than Liabilities disclosed hereunder or in the Disclosure Schedules hereto and other than Liabilities to the extent arising out of, relating to or resulting from any infringement, misappropriation or unlawful use of any Intellectual Property of any Person by Seller in the operation of the Business prior to the Closing) arising out of, relating to or resulting from any violation of Law by Seller prior to the Closing to the extent that such Liabilities exceed, in the aggregate, $10,000,000;
               (ix) any and all Liabilities not arising out of, relating to or resulting from the Business;
               (x) except to the extent set forth in Schedule 2.3(a)(ii) or Article VII or pursuant to the Transition Services Agreement, any and all Liabilities of Seller to the extent arising out of, relating to or resulting from the Excluded Assets set forth in Sections 2.2(b)(i), (ii), (v), (vi), (vii), (ix), (x), (xi)(b), (xiii), and (xviii) (other than Liabilities for which Buyer is expressly liable pursuant to the Transition Services Agreement, the Engineering Services Agreement, the Intellectual Property License Agreement, and with respect to recall rights under the Collective Bargaining Agreement after the Closing); and
               (xi) any and all Liabilities of Seller arising out of, relating to or resulting from the Excluded Assets described in Sections 2.2(b)(viii), (xi)(a), (xv) and (xvii) to the extent not related to the conduct of the Business prior to the Closing.

ARTICLE III
AGGREGATE CONSIDERATION AND CLOSING
     Section 3.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will occur as promptly as practicable, but (subject to the proviso below) in no event more than three (3) Business Days, following the satisfaction or waiver of all conditions to the Closing set forth in Article IX (other than any of such conditions that by its nature is to be satisfied at the Closing, but subject to the satisfaction or waiver of such condition), at 10:00 a.m., local time, at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, or at such other place on such other date as the Parties may agree in writing; provided that the Closing shall not occur prior to the thirteenth (13th) Business Day following the date hereof, unless otherwise agreed by the Parties in writing. The date on which the Closing actually occurs will be referred to as the “Closing Date,” and the Closing will be deemed effective as of 11:59 p.m., Eastern Daylight Time, on the Closing Date.
     Section 3.2 Aggregate Consideration. Subject to the terms and conditions contained in this Agreement and the Termination and Mutual Release Agreement, at the Closing, Buyer shall pay to Seller an amount equal to Five Hundred Ninety-Eight Million Dollars ($598,000,000.00) (the “Closing Payment Amount”), which amount shall be subject to adjustment as provided in Section 3.3 below, by wire transfer of immediately available funds to the account designated in writing by Seller (the Closing Payment Amount, together with the aggregate amount of the Assumed Liabilities, sometimes being referred to herein as the “Aggregate Consideration”); provided, that, in the event that any Indebtedness remains outstanding under the Seller Senior Credit Facility as of the Closing Date, a portion of the Closing Payment Amount equal to the Pay-off Amount will be paid by Buyer for the account of Seller to the agent under the Seller Senior Credit Facility by wire transfer of immediately available funds to the account designated in the Pay-off Letter and such payment shall be deemed to constitute payment to Seller of a portion of the Closing Payment Amount equal to the Pay-off Amount.
     Section 3.3 Estimated Aggregate Consideration Adjustment.
          (a) No later than five (5) Business Days prior to the Closing Date, Seller shall deliver to Buyer a written statement (the “Estimated Preliminary Statement”), prepared in good faith and in accordance with the Agreed Methodology, setting forth an estimate of the Closing Adjusted Net Investment Amount (the “Estimated Adjusted Net Investment Amount”) in the same detail as reflected on Appendix A and including a reasonable explanation of any new line item categories not shown on Appendix A.
          (b) If the Estimated Adjusted Net Investment Amount exceeds the Base Adjusted Net Investment Amount, the Closing Payment Amount shall be increased dollar-for-dollar by the amount of such excess, and if the Estimated Adjusted Net Investment Amount is less than the Base Adjusted Net Investment Amount, the Closing Payment Amount shall be reduced dollar-for-dollar by the amount of such shortfall.

     Section 3.4 Aggregate Consideration Adjustment.
          (a) Buyer shall deliver, or cause to be delivered, to Seller as soon as practicable, but in no event more than ninety (90) days after the Closing Date, a preliminary written statement (the “Preliminary Statement”) setting forth the Adjusted Net Investment Amount as of the Closing Date (the “Closing Adjusted Net Investment Amount”), which amount shall be determined in accordance with the Agreed Methodology.
          (b) Seller shall have sixty (60) days to review the Preliminary Statement from the date of its receipt thereof (the “Review Period”). During the Review Period, Seller shall have reasonable access during normal business hours to the books and records of the Business (and to the non-privileged work papers of Buyer relating to the Business or the Purchased Assets that were used in preparing the Preliminary Statement) to the extent required in connection with such review, subject to Section 6.9. If Seller objects to any aspect of the Preliminary Statement, Seller shall deliver a written notice of objection (the “Objection Notice”) to Buyer at or prior to the expiration of the Review Period; provided that Seller may so object to the Preliminary Statement based only on the existence of mathematical errors therein, on the failure of the Preliminary Statement (or the calculations contained therein and determinations made in connection therewith) to be prepared or determined in accordance with the Agreed Methodology, or any other failure of Buyer to have complied with this Section 3.4, and on no other basis. The Objection Notice shall specify any adjustment to the Preliminary Statement proposed by Seller and the basis therefor, including in each case the specific items proposed to be adjusted (to the extent determinable), the specific Dollar amount of each such adjustment and an explanation of how such proposed adjustment was calculated. If Seller delivers an Objection Notice to Buyer prior to the expiration of the Review Period as provided in this Section 3.4(b), Buyer and Seller shall, for a period of thirty (30) days thereafter (the “Resolution Period”), exchange reasonably detailed explanations of any disagreement and attempt to resolve the matters properly contained therein, and any written resolution, signed by each of Buyer and Seller, as to any such matter shall be final, binding, conclusive and non-appealable for purposes of this Section 3.4. Except to the extent properly challenged in an Objection Notice as provided in this Section 3.4(b), or in the event Seller does not deliver an Objection Notice to Buyer as provided in this Section 3.4(b) prior to the expiration of the Review Period, Seller shall be deemed to have agreed to the Preliminary Statement in its entirety, which Preliminary Statement or undisputed portions thereof (as the case may be) shall be final, binding, conclusive and non-appealable for purposes of this Section 3.4.
          (c) If, at the conclusion of the Resolution Period, Buyer and Seller have not reached an agreement with respect to all disputed matters properly contained in the Objection Notice, then within ten (10) Business Days thereafter, Buyer and Seller shall submit for resolution those of such matters remaining in dispute to PricewaterhouseCoopers LLC, or if such firm is unavailable or unwilling to so serve, to a mutually acceptable nationally recognized independent accounting firm (the “Neutral Auditor”). The Neutral Auditor shall resolve (based solely on the written presentations of Buyer and Seller and not by independent review) only those matters submitted to it in accordance with the first sentence of this Section 3.4(c). The resolution of any such disputed matter by the Neutral Auditor shall be limited (i) to whether the Preliminary Statement and the calculations contained therein and determinations made in connection therewith were prepared, calculated and determined with respect to such disputed matter in accordance with the Agreed Methodology and this Section 3.4; and (ii) if the Preliminary Statement has not been so prepared or if necessary to correct any mathematical error in computing the Adjusted Net Investment Amount, to modifying the Preliminary Statement and the calculations of the Closing Adjusted Net Investment only to the extent necessary to reflect the recalculation of such disputed matter in accordance with such Agreed Methodology. Buyer and Seller shall direct the Neutral Auditor to render a resolution of all such disputed matters within thirty (30) days after its engagement or such other period as is agreed upon in writing by Buyer and Seller. With respect to each disputed item, Buyer and Seller shall instruct the Neutral Auditor not to assign a value greater than the greatest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand. The resolution of the Neutral Auditor shall be set forth in a written statement delivered to each of the Parties and shall be final, binding, conclusive and non-appealable for all purposes hereunder. The Preliminary Statement, once modified and/or agreed to in accordance with Section 3.4(b) or this Section 3.4(c), shall become the “Final Statement.”
          (d) All fees and expenses relating to the work performed by the Neutral Auditor shall be split equally between the Parties, and each of them shall promptly advance to the Neutral Auditor such Party’s share of the expected fees and expenses (including any initial engagement fee) of the Neutral Auditor (as determined by the Neutral Auditor) upon the request of the Neutral Auditor. Except as provided in the preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Neutral Auditor shall be borne by the Party incurring such cost and expense.
          (e) Amounts payable pursuant to the determination of the Closing Adjusted Net Investment Amount on the Final Statement will be paid as follows:
               (i) If the Closing Adjusted Net Investment Amount as stated on the Final Statement is less than the Estimated Adjusted Net Investment Amount, then Seller shall pay to Buyer the amount by which such Closing Adjusted Net Investment Amount is less than the Estimated Adjusted Net Investment Amount, by wire transfer of immediately available funds to the account designated by Buyer in writing, within three (3) Business Days after the date on which the Preliminary Statement becomes the Final Statement.
               (ii) If the Closing Adjusted Net Investment Amount as stated on the Final Statement is greater than the Estimated Adjusted Net Investment Amount, then Buyer shall pay to Seller the amount by which such Closing Adjusted Net Investment Amount is greater than the Estimated Adjusted Net Investment Amount, by wire transfer of immediately available funds to the account designated by Seller in writing, within three (3) Business Days after the date on which the Preliminary Statement becomes the Final Statement.
     Section 3.5 Allocation of Aggregate Consideration.
          (a) Within one hundred and twenty (120) days after the Closing Date, Buyer will provide to Seller its proposed allocation for tax purposes of the Aggregate Consideration (and all other capitalizable costs). The Aggregate Consideration shall be allocated among (i) the Purchased Assets, (ii) the termination of the 787 Supply Agreement and release of Claims and resolution of any and all rights and obligations owed to by each of Seller and Boeing to the other related to the 787 Supply Agreement pursuant to the Termination and Mutual Release Agreement, and (iii) the other rights granted by or agreements of Seller pursuant to the other Transaction Documents. The amount allocated to the Purchased Assets shall be set forth on IRS Form 8594 and any required exhibits thereto, prepared in accordance with Section 1060 of the Code (the “Allocation Statement”).
          (b) Seller will review the Allocation Statement and, to the extent Seller in good faith disagrees with the content of the Allocation Statement, Seller will, within sixty (60) days after receipt of the Allocation Statement, provide written notice to Buyer of such disagreement or will be deemed to have indicated its concurrence therewith. Buyer and Seller will attempt in good faith to resolve any such disagreement. If Buyer and Seller are unable to reach a good faith agreement as to the content of the Allocation Statement within thirty (30) days after Buyer’s receipt of Seller’s written notice of disagreement, Buyer and Seller will each file its own IRS Form 8594 using its own allocation statement consistent with its own allocation of the Aggregate Consideration.
          (c) If Seller and Buyer agree on the Allocation Statement or any modification thereof, Seller and Buyer will report the allocation of the total consideration among the Purchased Assets in a manner consistent with such Allocation Statement or modification and will act in accordance with such Allocation Statement in the preparation and timely filing of all Income Tax Returns (including Form 8594 with their respective federal Income Tax Returns for the taxable year that includes the Closing Date and any other forms or statements required by the Code, the IRS or any applicable Tax Authority). Seller and Buyer agree to promptly provide the other Party with any additional information and reasonable assistance required to complete Form 8594 or compute Income Taxes arising in connection with (or otherwise affected by) the transaction contemplated hereunder.
          (d) Buyer and Seller will promptly inform each other in writing of any challenge by any Governmental Entity to any allocation made pursuant to this Section 3.5 and each agrees to consult with and keep the other informed with respect to the status of, and any discussion, proposal or submission with respect to, any such challenge.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER
     Seller hereby represents and warrants to Buyer as follows:
     Section 4.1 Organization and Qualification. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller has the requisite corporate power and authority to own, lease, sublease or otherwise hold and operate the Purchased Assets and to carry on the Business as presently conducted. Seller is duly qualified or licensed and is in good standing to do business in each jurisdiction where Seller conducts its business or where the character of the properties owned, leased, subleased or operated by Seller or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Seller has made available to Buyer complete and correct copies of the certificate of incorporation and bylaws of Seller.
     Section 4.2 Authorization; Enforceability. Seller has the requisite corporate power and authority to enter into, execute and deliver this Agreement and each other Transaction Document to which it is a party, to perform all of the obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and each other Transaction Document to which it is a party, the performance of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action, and no other corporate action or proceeding is necessary to authorize the execution and delivery of this Agreement and each other Transaction Document to which Seller is a party, the performance of its obligations hereunder and thereunder or the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and each of the other Transaction Documents to which Seller is a party will have been at the Closing, duly authorized, executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer, this Agreement constitutes, and each of the other Transaction Documents will constitute at Closing, Seller’s valid and binding obligation, enforceable against it in accordance with its respective terms, subject only to (i) applicable bankruptcy, insolvency, reorganization and moratorium Laws and other Laws of general application affecting enforcement of creditors’ rights generally and (ii) rules or Laws governing specific performance, injunctive relief and other equitable remedies.
     Section 4.3 No Conflicts.
          (a) Neither the execution and delivery of this Agreement or the other Transaction Documents to which Seller is a party nor the performance by Seller hereunder and thereunder conflicts or will conflict with or result in a material breach or violation of any of the terms or provisions of its organizational documents or result in the material breach or violation of any of the terms or provisions of, or constitute a default under, or accelerate the performance required by the terms of any Seller Contract, except as would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby, nor will any such action result in any material violation of the provisions of any material Law. The execution and delivery by Seller of this Agreement and the other Transaction Documents to which Seller is a party and the performance by Seller of its obligations hereunder and thereunder will not require any additional consent or approval of, or any filing or registration with, any creditor of Seller, any Governmental Entity or any party to any Material Contract, except for the Consents and Governmental Authorizations set forth on Schedule 4.3(a), and except as would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. Neither the execution and delivery by Seller of this Agreement and the other Transaction Documents to which Seller is a party nor the performance by Seller hereunder and thereunder require the Consent (either as a matter of law, contractual obligation or otherwise) of any of Seller’s stockholders.
          (b) The consummation of the transactions contemplated by this Agreement and the other Transaction Documents will not (i) conflict with, violate or result in a breach of any term or provision of Seller’s organizational documents, (ii) materially conflict with or violate any Law applicable to the Business, or by which any Purchased Asset is bound or affected, (iii) result in the creation of any material Encumbrance on the Business or any material Purchased Asset, or (iv) except as provided on Schedule 4.3(b), require any Consent or approval under, result in any material breach of or any loss of any material benefit under, or modify, accelerate or terminate any rights or obligations under, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation pursuant to, any Material Contract or material Transferred Permit.
     Section 4.4 Financial Information. The calculation of the Adjusted Net Investment Amount as of March 29, 2009 attached hereto as Appendix A reflects numbers used to prepare Seller’s GAAP financials and was prepared in accordance with (a) the books and records of Seller and its Subsidiaries and (b) the accounting practices, policies and methodologies used by Seller in preparing its internal, unaudited financial statements. Schedule 4.4 sets forth copies of internal, unaudited balance sheets of the Business as of December 31, 2007 and 2008 and the three (3)-month period ended March 29, 2009 and the related statements of income and cash flows for the periods then ended and Seller’s estimate of the Adjusted Net Investment Amount as of December 31, 2008 and 2007 (together with the internal, unaudited balance sheets of the Business as of April 26, 2009 and May 31, 2009 and the related statements of income and cash flows for the periods then ended, the “Financial Information”). The Financial Information was prepared in the ordinary course of business in accordance with (A) the books and records of Seller and its Subsidiaries and (B) the accounting practices, policies and methodologies used by Seller in preparing its internal, unaudited financial statements. Buyer acknowledges that the Financial Information was not prepared in accordance with GAAP, does not include all of the information required to be provided on a balance sheet or statement of income or cash flow prepared in accordance with GAAP, includes estimates (which were based upon assumptions that management believed to be reasonable at the time made) and does not purport to present fairly the financial position, results of operations or cash flows of the Business but does represent Seller’s good faith estimate of the Adjusted Net Investment Amount as of March 29, 2009.
     Section 4.5 Absence of Certain Developments. Except as set forth on Schedule 4.5, from January 1, 2009 through the date of this Agreement:
          (a) Seller has conducted the Business, in all material respects, in the ordinary course of business consistent with past practice;
          (b) none of the Purchased Assets has sustained or incurred any material loss or damage (whether or not insured against) on account of fire, flood, accident or other calamity;
          (c) Seller has not moved any material tangible Assets or transferred or relocated any employees of the Business or limited or transitioned any material business activities utilized in satisfying its obligations under the 787 Supply Agreement, in each case, from the North Charleston Facility to any other location, except for such Assets, employees or business activities that have been subsequently returned to the North Charleston Facility as of the date of this Agreement;

          (d) Seller has not adopted, materially increased, terminated, materially amended or otherwise materially modified any Employee Benefit Plan other than in the ordinary course of business consistent with past practice or as required by applicable Law;
          (e) Seller has not changed any accounting methods or practices (including any change in depreciation or amortization policies or rates);
          (f) Seller has not entered into any Contracts or transactions or changed, modified or amended any Contracts or transactions with any of Seller’s Affiliates that are involved in the Business or any directors, managers, officers or employees of the Business;
          (g) Seller has not taken any action which, if taken after the date hereof, would be a breach of Section 6.2(b) (other than Section 6.2(b)(viii)); and
          (h) Seller has not committed to, or entered into any Contract to, do any of the foregoing.
     Section 4.6 Absence of Undisclosed Liabilities. As of December 31, 2008, Seller had no material Liabilities that would be included in the Assumed Liabilities and would be required to be reflected in balance sheets (including the notes thereto) of the Business prepared in accordance with GAAP, other than such Liabilities reflected on Schedule 4.6. Since December 31, 2008, Seller has not incurred any material Liabilities that would be included in the Assumed Liabilities and would be required to be reflected in balance sheets (including, as of the date of this Agreement, the notes thereto) prepared in accordance with GAAP, except (a) as disclosed on Schedule 4.6 or the other Schedules hereto, (b) Liabilities incurred in the ordinary course of business since December 31, 2008 (to the Knowledge of Seller, as of the date of this Agreement, none of which is a Liability for breach of warranty, tort or infringement), or (c) Liabilities under the Transaction Documents.
     Section 4.7 Title; Sufficiency and Condition of Assets. Except as disclosed on Schedule 4.7, Seller owns all right, title and interest in and to all material Assets owned, leased, licensed, used or held for use by Seller in connection with the Business (other than any Intellectual Property or any Licensed Intellectual Property, both of which are addressed in Section 4.10, and any Excluded Assets), free and clear of all Encumbrances, except Permitted Encumbrances and Outstanding Encumbrances. Upon delivery of the Purchased Assets to Buyer and payment to Seller of the Closing Payment Amount, Buyer will acquire good and valid title to such Purchased Assets (other than any Intellectual Property or any Licensed Intellectual Property, both of which are addressed in Section 4.10) free and clear of all Encumbrances, except Permitted Encumbrances and Outstanding Encumbrances and Encumbrances created by Buyer. Except as disclosed on Schedule 4.7, the Purchased Assets, together with the Assets used to provide services under the Transaction Documents, and the rights granted to Buyer under this Agreement and the other Transaction Documents, constitute all material Assets (other than any Intellectual Property or any Licensed Intellectual Property, both of which are addressed in Section 4.10, and any Excluded Assets) necessary to conduct the Business substantially as conducted by Seller as of the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Tangible

Personal Property included in the Purchased Assets, taken as a whole, is in reasonable operating condition and repair (after allowing for ordinary wear and tear).
     Section 4.8 Inventory. Except as described on Schedule 4.8, all Inventory (a) was acquired or produced in the ordinary course of business consistent with past practice; (b) contains all appropriate forms of identification necessary to be in material compliance with applicable Laws requiring configuration records to be maintained with respect to such Inventory; and (c) is free and clear of all Encumbrances, except for Permitted Encumbrances and Outstanding Encumbrances.
     Section 4.9 Real Property.
          (a) Seller does not own fee simple title to, or hold any leasehold interest in, any real property used or held for use by Seller in connection with the Business, except as set forth in Schedule 4.11(a)(vii).
          (b) North Charleston Sublease.
               (i) Seller has a valid subleasehold interest in and to the North Charleston Real Property free and clear of any Encumbrances, except for Permitted Encumbrances and Outstanding Encumbrances.
               (ii) Other than the interest granted to GA under the GA Sublease, Seller is in full and complete possession of the North Charleston Real Property described in the North Charleston Sublease and, other than the interest granted to GA under the GA Sublease, Seller has neither assigned nor sublet any portion thereof.
               (iii) Except pursuant to the Seller Senior Credit Agreement, Seller has not assigned its interest as sub ground lessee (as defined in the North Charleston Sublease) under the North Charleston Sublease to any other party.
               (iv) To Seller’s Knowledge, there are no third parties with (A) rights of first refusal to lease the North Charleston Real Property that have not either waived or released such rights, or (B) other rights to lease the North Charleston Real Property, that have not either waived or released such rights.
          (c) Facilities. Other than with respect to Facilities contained within the area subject to the GA Sublease:
               (i) Except to the extent leased pursuant to a Material Contract, Seller owns the Facilities free and clear of any Encumbrances except for Permitted Encumbrances and Outstanding Encumbrances.
               (ii) To Seller’s Knowledge, the Facilities are connected to and/or serviced by water, sewage disposal, waste disposal, gas and electric service for the Business’ operations therein.

          (d) GA Sublease. The GA Sublease (i) has been duly authorized, validly executed and delivered by Seller and (ii) is valid and in full force and effect in accordance with its terms against Seller. There is not any existing material default or event of default (or event that with notice or lapse of time, or both, would constitute a default) of the GA Sublease by Seller.
          (e) Ground Lease.
               (i) To Seller’s Knowledge, (A) the Ground Lease has been duly authorized, validly executed and delivered by the parties thereto, (B) the Ground Lease is valid and in full force and effect in accordance with its terms against the parties thereto, and (C) there is not, under such Ground Lease, any existing material default or event of default (or event that with notice or lapse of time, or both, would constitute a default) by the parties to the Ground Lease.
               (ii) To Seller’s Knowledge, as of the date of this Agreement, the Ground Lease has not been modified, orally or in writing, since execution, and no modifications are requested or pending in writing.
               (iii) To Seller’s Knowledge, there is no dispute in writing between the Charleston County Aviation Authority and SCPR concerning the Ground Lease.
               (iv) Seller has completed, or caused the completion of, all construction obligations of “Operator” under the Ground Lease, including those set forth in Section 4.06(D) of the Ground Lease.
     Section 4.10 Intellectual Property.
          (a) Schedule 4.10(a) sets forth a complete and accurate list as of the date of this Agreement of all of the following Intellectual Property that is included in the Purchased Intellectual Property or the Intellectual Property licensed to Buyer under the Intellectual Property License Agreement: (i) all patented or registered Intellectual Property; (ii) all pending patent applications or other applications for registration of Intellectual Property; and (iii) all material Software (other than firmware). Schedule 4.10(a) also includes an indication of whether each listed item constitutes Purchased Intellectual Property or Retained Intellectual Property.
          (b) Other than such right, title and interest that is owned or licensed by Buyer and its Affiliates, Seller owns all right, title and interest in and to all of the Purchased Intellectual Property and Intellectual Property licensed to Buyer under the Intellectual Property License Agreement, including the Intellectual Property set forth on Schedule 4.10(a), free and clear of (i) all security interests, pledges or other consensual liens granted by Seller and (ii) to the Knowledge of Seller, all other Encumbrances, except, in the case of the foregoing clauses (i) and (ii), for Permitted Encumbrances and Outstanding Encumbrances. To the Knowledge of Seller, Seller possesses a valid and enforceable right to use the Licensed Intellectual Property. Except as set forth on Schedule 4.10(b), each Inbound License Agreement constitutes a legal, valid, binding and enforceable obligation of Seller and, to Seller’s Knowledge, of the other party or parties thereto and is enforceable in accordance with its terms, subject only to applicable bankruptcy, insolvency, reorganization and moratorium Laws and other Laws of general application affecting enforcement of creditors’ rights generally. Except for the Intellectual Property used by Seller to provide services pursuant to the Transition Services Agreement, the Intellectual Property licensed to Buyer pursuant to the Intellectual Property License Agreement and the Purchased Intellectual Property, together with any Licensed Intellectual Property and the other rights granted to Buyer under the Transaction Documents, includes all of the material Intellectual Property necessary to the conduct of the Business as currently conducted by Seller. None of Section 4.10(b) is intended to address infringement or misappropriation of Intellectual Property of any Person because those issues are addressed exclusively in Section 4.10(c).
          (c) To the Knowledge of Seller in each case (i) Seller has not, in the operation of the Business, in any material respect infringed, misappropriated or otherwise made any unlawful or unauthorized use of any Intellectual Property of any Person, (ii) the operation of the Business as currently conducted does not, in any material respect infringe, misappropriate or otherwise make any unlawful or unauthorized use of any Intellectual Property of any Person, and (iii) the products sold and services performed by Seller in connection with the Business do not, and the manufacture, use, or sale of such products or performance of such services does not, in any material respect infringe, misappropriate or otherwise make any unlawful or unauthorized use of any Intellectual Property of any Person. To the Knowledge of Seller, Seller has not, as of the date of this Agreement or in the past five (5) years immediately preceding the date of this Agreement, received any written notices or other communications claiming, alleging or suggesting infringement, misappropriation or other unlawful or unauthorized usage of any Intellectual Property of any Person with respect to the Business (including any demands or offers to license any Intellectual Property from any Person). The Parties agree that Seller shall have no liability for breaches of the two preceding sentences to the extent any infringement, misappropriation or unlawful use of any Intellectual Property of any Person would not have occurred if Seller had signed Contracts noted as unsigned on Schedule 2.2(a)(i). To Seller’s Knowledge, no other Person is infringing, misappropriating or otherwise making any unlawful or unauthorized use of any Licensed Intellectual Property for which Seller has the right to enforce or any Purchased Intellectual Property.
          (d) Seller has used commercially reasonable efforts to protect the confidentiality of any Purchased Intellectual Property of a confidential nature (including Trade Secrets and source code). Without limiting the generality of the foregoing, Seller has, and uses commercially reasonable efforts to enforce, a policy requiring, each (i) employee, individual consultant and individual contractor involved in design or development relating to the 787 Program to execute a written agreement protecting the confidentiality of any information of a confidential nature and requiring such Person to assign all Intellectual Property related to the Business to Seller (“Confidentiality and Assignment Agreements”) (the forms of which are set forth on Schedule 4.10(d)), and (ii) employee, individual consultant of Seller working onsite at Seller’s facility and individual contractor of Seller working onsite at Seller’s facility that has access to material confidential information relating to the 787 Program to execute a Confidentiality and Assignment Agreement. Without limiting the generality of the foregoing, to the Knowledge of Seller, except as set forth on Schedule 4.10(d), (A) all current and former employees, individual consultants and individual contractors of Seller involved in design or development relating to the 787 Program have executed agreements substantially the same in substance as the Confidentiality and Assignment Agreements and (B) all current and former employees of Seller, individual consultants of Seller working onsite at Seller’s facility and individual contractors of Seller working onsite at Seller’s facility that have access to material confidential information relating to the 787 Program have executed agreements substantially the same in substance as the Confidentiality and Assignment Agreements. None of the Purchased Intellectual Property has been adjudged invalid or unenforceable, and to the Knowledge of Seller, all of the Purchased Intellectual Property that is referred to in Section 4.10(a)(i) is valid, enforceable and subsisting. Seller has not, as of the date of this Agreement or during the five-year period immediately preceding the date of this Agreement, received any written notice or other written communication claiming, alleging or suggesting that any of the Purchased Intellectual Property is invalid or unenforceable.
          (e) Except as set forth on Schedule 4.10(e), none of the Software included in the Purchased Intellectual Property incorporates or links to any Open Source Software.
          (f) Seller has all material information technology systems sufficient to operate the Business as it is currently conducted.
     Section 4.11 Contracts.
          (a) For purposes of this Agreement, each of the following shall constitute a “Material Contract”:
               (i) each Purchased Contract relating to the employment (whether on a full-time, part-time, consulting or other basis) of any Employee of the Business, and any “stay pay,” termination, change of control or other Contract pursuant to which Seller is or may become obligated to make any severance, termination or relocation payment to any current or former Employee of the Business who earns or earned an annual base salary of more than $60,000 or for which the cost of such severance, termination or relocation payment would exceed $30,000;
               (ii) except to the extent included elsewhere in this Section 4.11(a), each Purchased Contract relating in a material manner or primarily to the acquisition, use, transfer, development, ownership, sharing or license of any Intellectual Property material to the conduct of the Business (other than nondisclosure agreements);
               (iii) each Purchased Contract creating or relating to any partnership, limited liability company or joint venture or similar venture or arrangement;
               (iv) each Purchased Contract with any customer or production supplier that involves, or would reasonably be expected to involve (assuming delivery of eighty-four (84) shipsets per year), the payment or expenditure in excess of $2,000,000;
               (v) each Purchased Contract not with customers or production suppliers that may not be terminated (without penalty) by Seller within thirty (30) days after the delivery of a termination notice by Seller and contemplating or involving, or reasonably anticipated to involve, (A) the payment or delivery by or to the Business of cash or other consideration in an amount or having a value in excess of $250,000 in the aggregate in any calendar year; (B) the performance by or for the Business of services in an amount or having a value in excess of $250,000 in the aggregate in any calendar year; or (C) the sale, lease or other disposition by or to the Business of goods, supplies, products and/or other Assets in an amount or having a value in excess of $250,000 in the aggregate in any calendar year;
               (vi) each Seller Contract imposing any material, explicit restriction on the right or ability of (A) the Business to (1) compete with, or solicit the services or employment of, any other Person; (2) sell any product or other Asset, or perform any services anywhere in the world; (3) acquire any product or other Asset or any services from any other Person, sell any product or other Asset to or perform any services for any other Person, or transact business with any other Person; or (4) develop, use, sell, enforce or license any Intellectual Property material to the Business (other than nondisclosure agreements); or (B) Buyer to own and operate the 787 Program as currently conducted;
               (vii) each Purchased Contract under which Seller (A) leases or subleases any real property or (B) leases or subleases any buildings, structures, improvements or appurtenances, in whole or in part, from any other Person involving lease payments or other consideration in excess of $100,000 per annum;
               (viii) each Purchased Contract with (A) any Affiliate of Seller (other than any employee of Seller) or (B) any of the Persons identified on Schedule 4.11(a)(viii);
               (ix) each note, debenture, bond, indenture, guarantee, loan, credit or financing agreement, instrument or other evidence of, or Contract for, Indebtedness of Seller secured by or providing Encumbrances on the Purchased Assets, and each Purchased Contract for borrowed money (including for future loans, credit or financing);
               (x) any Contract, the primary subject matter of which is confidentiality, nondisclosure or similar agreement with respect to confidentiality arrangements executed by or on behalf of Seller with respect to the Business pursuant to which any third party owes an obligation of confidentiality to Seller in relation to the Business;
               (xi) each Purchased Contract which creates, or may create, an Encumbrance on any Purchased Asset in an amount or with a value in excess of $50,000; and
               (xii) each Purchased Contract set forth on Schedule 4.11(a)(xii).
          (b) Except as set forth on Schedule 4.11(b) and other than with respect to the 787 Supply Agreement: (i) each Material Contract is in full force and effect and (ii) each Material Contract constitutes a legal, valid, binding and enforceable obligation of Seller and, to Seller’s Knowledge, of the other party or parties thereto and is enforceable in accordance with its terms, subject only to applicable bankruptcy, insolvency, reorganization and moratorium Laws and other Laws of general application affecting enforcement of creditors’ rights generally.
          (c) Except as set forth on Schedule 4.11(c) and other than with respect to the 787 Supply Agreement: (i) Seller has not violated or breached in any material respect or committed any material default under, any Material Contract (in each case, with or without notice or lapse of time or both), nor is it in receipt of any written Claim of such default or breach; and (ii) to the Knowledge of Seller, no other Person has violated or breached in any material respect, or committed any material default under, any Material Contract (in each case, with or without notice or lapse of time or both).

          (d) Other than under the 787 Supply Agreement, no event or development has occurred, and no fact, circumstance or condition exists, that (with or without notice or lapse of time or both) has (i) resulted in a material violation or breach of any provision of any Material Contract by Seller; (ii) given any Person the right to declare a material default or exercise any remedy for breach under any Material Contract; (iii) given any Person the unilateral right to accelerate the maturity of material obligations pursuant to any Material Contract; or (iv) give any Person the right to cancel, terminate or modify, in any material respect, any Material Contract.
          (e) Schedule 4.11(e) provides a list of all written Material Contracts (including all amendments thereto and excluding purchase orders issued pursuant to Material Contracts otherwise disclosed on such schedule) and a summary description of all material terms of any oral or unwritten Contract constituting a Material Contract (including any oral or unwritten amendments thereto), in each case as of the date of this Agreement. A true, correct and complete copy of each such written Material Contract (including all amendments thereto) has been made available to Buyer.
     Section 4.12 Litigation.
          (a) As of the date of this Agreement, (i) there is not pending or, to Seller’s Knowledge, threatened in writing against Seller or the Business any Legal Proceeding (other than any investigation by any Governmental Authority) at law or in equity before any court, tribunal, governmental body, agency or official or any arbitrator relating to the Business or the Purchased Assets (including any such Legal Proceeding which would affect the North Charleston Real Property or Seller’s right to occupy or utilize all or any portion of the North Charleston Real Property in accordance with the North Charleston Sublease, including any such proceeding under or in connection with the exercise or threat of exercise of eminent domain power), and (ii) to the Knowledge of Seller, there is no pending or threatened investigation of Seller by any Governmental Authority relating to the Business, in each case that would reasonably be expected to affect the legality, validity or enforceability against Seller of this Agreement or Seller’s ability to perform its obligations hereunder, or that is reasonably likely to result in Losses in excess of $50,000. As of the date of this Agreement, there is no Legal Proceeding pending or, to Seller’s Knowledge, threatened orally or in writing against Seller that would, if adversely determined, reasonably be expected to prevent or materially delay consummation of the transactions contemplated hereby.
          (b) As of the date of this Agreement, (i) there is no Legal Proceeding, formal Claim or formal written ethics complaint pending or, to Seller’s Knowledge, threatened in writing against the Business, or for which the Business is obligated to indemnify a third party pursuant to a written agreement; and (ii) neither the Business nor the Purchased Assets is subject to any outstanding Order, other than, for the purposes of clauses (i) and (ii) of this sentence, any matter in which the Losses asserted or for which the amount in question does not exceed $50,000. As of the date of this Agreement, there are no formal internal investigations or inquiries related to the Business being conducted (a) by Seller’s board of directors (or any committee thereof) or (b) by the Business (or by Seller on behalf of the Business) or any third party at the request of the Business (or by Seller on behalf of the Business) for which Seller has engaged outside legal counsel or other outside advisors or consultants concerning financial, accounting, Tax, Income Tax, material violation of Law or fraudulent conduct.
     Section 4.13 Permits; Compliance with Laws.
          (a) Schedule 4.13 sets forth a list of all material Governmental Authorizations of Seller used in or held for use by Seller in connection with the Business and all pending applications therefor or renewals thereof as of the date of this Agreement. Seller is in possession of all material Governmental Authorizations, and has made all material filings, applications and registrations with any Governmental Entity, in each case that are necessary for Seller to own, lease, use and/or operate the Purchased Assets, in order to carry on the Business substantially as it is being conducted as of the date hereof, and all such Government Authorizations are, in all material respects, valid and in full force and effect.
          (b) Seller is not in material conflict with, or in material default or violation of, (i) any Law applicable to the Business or by which any Purchased Asset is bound or (ii) any Governmental Authorization. Except as necessary to transfer Permits because of a change of ownership, none of the Transferred Permits will become terminable, in whole or in part, as a result of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, have a Material Adverse Effect. During the two (2) year period immediately preceding the date of this Agreement, Seller has not received any written warning, notice of violation, notice of revocation or other written communication from or on behalf of any Governmental Entity, alleging (A) any material violation of any Governmental Authorization (other than violations that have been remedied and with respect to which, to the Knowledge of Seller, no Person, as of the date of this Agreement, has a right of action against Seller) or (B) that Seller requires any material Governmental Authorization for the Business as currently conducted that is not currently held by it. As of the date of this Agreement, to the Knowledge of Seller, no investigation or inquiry by any Governmental Entity with respect to the Business is pending or threatened, in each case with respect to any alleged or claimed violation of Law applicable to the Business or by which any material Purchased Asset is bound or affected.
          (c) Seller and, to Seller’s Knowledge, managers, officers, employees, Affiliates and authorized agents of the Business and any other Person associated with or acting on behalf of Seller with respect to the Business, in each case, relating to conduct or actions taken on behalf of the Business, are in material compliance with all applicable legal requirements under (i) the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.) and (ii) all international anti-bribery and other Laws applicable to the Business relating to corruption, bribery, ethical business conduct, money laundering, political contributions, gifts and gratuities to public officials and private persons, and Laws requiring the disclosure of agency relationships or commissions and the anticorruption rules of any international financial institutions with which it does business (collectively, the “Anti-Bribery Laws”). During the two (2) year period prior to the date of this Agreement, Seller has not received any written communication from any Governmental Entity that alleges that Seller, any manager, officer, employee, Affiliate or authorized agents of the Business or any other Person acting on behalf of Seller with respect to the Business is, or may be, in violation of, or has, or may have, any material Liability under, the Anti-Bribery Laws.

          (d) Seller is not a “Specially Designated National” or other “Blocked Person” identified by the United States government, nor a Person that is owned or controlled by or acts on behalf of a “Specially Designated National” or “Blocked Person.” To Seller’s Knowledge, none of Seller’s brokers or any manager, officer, employee or authorized agent of the Business, and none of the funds or other assets to be transferred hereunder are the property of, or beneficially owned, directly or indirectly, by any “Specially Designated National” or “Blocked Person,” nor, to the Knowledge of Seller, are such funds or other assets the proceeds of any specified unlawful activity as defined by 18 U.S.C. § 1956(c)(7). With respect to the Business, Seller has not engaged in or, to Seller’s Knowledge, facilitated any prohibited transactions in violation of any Law with any “Specially Designated National” or other “Blocked Person” without proper prior authorization from the United States government.
          (e) The representations and warranties set forth in this Section 4.13 do not apply to matters that are the subject of Employee Benefit Plans and Employment Matters (which are addressed in Section 4.16).
          (f) If any matter is addressed in both Section 4.10(c) and Section 4.13, then the knowledge qualifiers contained in Section 4.10(c) shall qualify the relevant provisions of Section 4.13 to the same extent as qualified in Section 4.10(c).
     Section 4.14 Environmental, Health and Safety Laws. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:
          (a) Except as set forth on Schedule 4.14(a), the North Charleston Real Property and the p Purchased Assets (including the North Charleston Facility) have not been used during the period of Seller’s ownership, lease, occupancy or operation for landfill, dumping or other on-site waste disposal activities, or operations, or for the on-site sale, treatment, processing, recycling or disposal of any Hazardous Material.
          (b) To Seller’s Knowledge, except as set forth on Schedule 4.14(b), there are no underground storage tanks, sumps or wells on, in, or incorporated into the North Charleston Real Property or the tangible Purchased Assets (including the North Charleston Facility).
          (c) Except as set forth on Schedule 4.14(c), Seller and its use and operation of the North Charleston Real Property and the tangible Purchased Assets (including the North Charleston Facility) comply, in all material respects, with, and have at all times during the period of their occupancy and use of the North Charleston Real Property and the tangible Purchased Assets (including the North Charleston Facility) complied, in all material respects, with, all Environmental Laws and no Liability has arisen under Environmental Laws related to Seller or its use or operation of the North Charleston Real Property or the tangible Purchased Assets (including the North Charleston Facility).
          (d) All material Governmental Authorizations required by or issued pursuant to any Environmental Law (collectively, the “Environmental Permits”) for the ownership, use or operation of the North Charleston Real Property or the tangible Purchased Assets (including the North Charleston Facility) of the Business are presently maintained in full force and effect.

Schedule 4.14(d) contains a true and complete listing of all material Environmental Permits and environmental disclosure reports held or made by Seller with respect to the North Charleston Real Property or the tangible Purchased Assets (including the North Charleston Facility). Except as set forth on Schedule 4.14(d), the Business and Seller’s use and operation of the North Charleston Real Property and the tangible Purchased Assets (including the North Charleston Facility) comply, in all material respects, with, and during the last two (2) years have at all times complied, in all material respects, with, all Environmental Permits.
          (e) Except as set forth on Schedule 4.14(e), excluding permitted or authorized Releases arising during the ordinary course of business consistent with past practice, to Seller’s Knowledge there neither is, nor has been, any Release or threatened Release of Hazardous Material from, in, on, or to the North Charleston Real Property or the tangible Purchased Assets (including the North Charleston Facility).
          (f) Except as set forth on Schedule 4.14(a), to Seller’s Knowledge there are no Hazardous Materials emanating from the North Charleston Real Property or the tangible Purchased Assets (including the North Charleston Facility) as of the date of this Agreement exceeding applicable regulatory thresholds.
          (g) During the last two (2) years, Seller has not received written notice of any material Environmental Claim related to the North Charleston Real Property or the tangible Purchased Assets (including the North Charleston Facility). With the exception of items listed in Schedule 4.14(g), during the last two (2) years, Seller has not received written notice of any pending or threatened investigation or inquiry concerning: (i) the presence or release of any Hazardous Material on, in, incorporated into, emanating from or otherwise associated with the North Charleston Real Property or the tangible Purchased Assets (including the North Charleston Facility), or associated with the transport, treatment, storage, recycling or disposal of Hazardous Materials generated at the North Charleston Real Property or the tangible Purchased Assets (including the North Charleston Facility) to or at any off-site location, or (ii) any alleged violation of or any alleged Liability under any Environmental Law arising out of or in any way connected with operations or activities at the North Charleston Real Property or the tangible Purchased Assets (including the North Charleston Facility), or the transport, treatment, storage, recycling or disposal of Hazardous Materials generated at the North Charleston Real Property or the tangible Purchased Assets (including the North Charleston Facility) to or at any off-site location. Except as specifically disclosed in the environmental disclosure documents listed in Schedule 4.14(g), Seller has no Knowledge of any facts or circumstances concerning any alleged violation or Liability arising under or related to any Environmental Law which would reasonably be expected to result in an Environmental Claim against the owner of the North Charleston Real Property or the tangible Purchased Assets (including the North Charleston Facility).
          (h) Except as set forth on Schedule 4.14(h), to the Knowledge of Seller, except for land use zoning and Federal Aviation requirements on height and non-interference with the adjoining regional aviation activities or for Permitted Encumbrances, no action has been taken by any Governmental Entity pursuant to the provisions of any Environmental Law specifically to restrict the use of the North Charleston Real Property or the tangible Purchased Assets (including the North Charleston Facility).

          (i) Seller has made available to Buyer all non-privileged documents, correspondence, pleadings, reports, assessments, analytical results and Environmental Permits concerning Environmental Laws, Hazardous Materials, or other environmental subjects that affect the North Charleston Real Property, the tangible Purchased Assets (including the North Charleston Facility), the Assumed Liabilities or the Business in Seller’s possession or control.
     Section 4.15 Tax Matters.
          (a) Except with respect to the 2008 Income Tax Returns, Seller has filed all Tax Returns and Income Tax Returns required to be filed under applicable Laws with respect to Taxes and Income Taxes, the nonpayment of which could result in an Encumbrance on the Purchased Assets. All such returns were correct and complete in all material respects and have been prepared in all material respects in compliance with all applicable Laws insofar as such Tax Returns and Income Tax Returns relate to Taxes and Income Taxes, the nonpayment of which could result in an Encumbrance on the Purchased Assets. All Taxes and Income Taxes due and owing by Seller (whether or not shown on any Tax Return or Income Tax Return), the nonpayment of which could result in an Encumbrance on the Purchased Assets, have been timely paid, except as set forth on Schedule 4.15.
          (b) Seller has withheld and timely paid all material Taxes (including sales and use Taxes) and Income Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, equity holder, or other Person or third party with respect to the Business or the Purchased Assets, except as set forth on Schedule 4.15.
          (c) Except with respect to the 2008 Income Tax Returns, Seller is not currently the beneficiary of any extension of time within which to file any Tax Return in connection with or relating to the Business and the Purchased Assets.
          (d) There are no Encumbrances for Taxes or Income Taxes (other than such taxes that are not yet due and payable or that are being contested in good faith through appropriate proceedings) upon any of the Purchased Assets. All Taxes or Income Taxes with respect to the Business or the Purchased Assets that are being contested are set forth on Schedule 4.15.
          (e) No foreign, federal, state, or local Tax audits or administrative or judicial Tax or Income Tax proceedings have been threatened (in writing) or, to Seller’s Knowledge, are pending or being conducted with respect to Taxes of Seller, the nonpayment of which could result in an Encumbrance on the Purchased Assets. Seller has not received from any foreign, federal, state, or local Tax Authority (including jurisdictions where Seller has not filed Tax Returns or Income Tax Returns) any notice of deficiency or proposed adjustment for any amount of Tax or Income Tax proposed, asserted or assessed by any Tax Authority against Seller, the nonpayment of which could result in an Encumbrance on the Purchased Assets.
          (f) Seller is a “United States person” within the meaning of the Code.
          (g) Seller does not treat any of the Purchased Contracts that are being transferred (or assumed) by Buyer pursuant to this Agreement as a partnership for Income Tax purposes. Schedule 4.15(g) sets forth all partnership interests for U.S. federal income tax purposes that are Purchased Assets.

          (h) Notwithstanding the foregoing, no representation or warranty in this Section 4.15 is given or shall be deemed to relate or pertain to the Assumed Liabilities in Section 2.3(a)(iii) hereof.
     Section 4.16 Employee Benefit Plans; Employment Matters.
          (a) Schedule 4.16(a) lists as of the date of this Agreement, with respect to the Employees, (i) all employee benefit plans within the meaning of Section 3(3) of ERISA, (ii) each loan from Seller or any Subsidiary of Seller to an Employee, (iii) all stock option, stock purchase, phantom stock, stock appreciation right, stock-based compensation, supplemental retirement, severance, sabbatical, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus or incentive, pension, profit sharing, savings, retirement, or deferred compensation plans, programs and arrangements, (v) other fringe and employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees, and (vi) any employment or service agreements (excluding any offer letters other than those providing severance pay, acceleration or post-termination benefits or bonus arrangements other than those set forth in Schedule 4.16(m)) or severance agreements for the benefit of, or relating to, any present or former director, officer, employee, or consultant under which any of Seller or any Subsidiary of Seller could reasonably be expected to have any Liability or obligation (all of the foregoing described in clauses (i) through (vi) collectively, the “Employee Benefit Plans”).
          (b) Prior to the date of this Agreement, Seller has provided or made available to Buyer, a correct and complete copy of each of the Employee Benefit Plans and any related plan documents (including any material employee communications of Seller relating to the Employee Benefit Plans that have been distributed since January 1, 2007 (or since January 1, 2008 with respect to any defined benefit pension plan), summary plan descriptions and summaries of material modifications) and has provided or made available to Buyer correct and complete copies of the most recent Form 5500 reports (other than with respect to any defined benefit pension plan). Any Employee Benefit Plan intended to be qualified under Section 401(a) of the Code that includes a qualified cash or deferred arrangement (each a “401(k) Plan”) (i) has obtained from the IRS a current favorable determination letter issued to Seller as to its qualified status under the Code, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter. Seller has also provided to Buyer a correct and complete copy of the most recent IRS determination letter, advisory letter or opinion letter issued with respect to each 401(k) Plan. To Seller’s Knowledge nothing has occurred since the issuance of each such letter that could reasonably be expected to cause the loss of the Tax-qualified status of any 401(k) Plan subject to Section 401(a) of the Code or an applicable trust under Section 501(a) of the Code.

          (c) Except as set forth on Schedule 4.16(c), none of the Employee Benefit Plans promises or provides retiree medical or other retiree welfare benefits to any Person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or applicable state law.
          (d) Except as set forth in Schedule 4.16(d), neither Seller nor any ERISA Affiliate sponsors, maintains, participates in, contributes to, or is required to participate in or contribute to a pension plan (within the meaning of Section 3(2) of ERISA) for the benefit of Employees that is subject to Title IV or Part 3 of Title 1 of ERISA or Section 412 of the Code. In connection with the Business, neither Seller nor any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA (a “Multiemployer Plan”) or any “multiple employer plan” as such term is defined in Section 413(c) of the Code to which Seller has any Liability (contingent or otherwise).
          (e) No payment or benefit which will or may be made by Seller or any Subsidiary of Seller as a result of or in connection with the consummation of the transactions contemplated by this Agreement with respect to any Employee who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-I) could reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
          (f) Schedule 4.16(f) identifies, as of the date of this Agreement, the Employees who are absent from active work because of disability or other leave, the nature of such leave (e.g., short-term or long-term disability), and the expected length of the leave.
          (g) Each material Employee Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been operated and administered in good faith material compliance with Section 409A of the Code from the period beginning January 1, 2005 through the date hereof.
          (h) In connection with the Business, Seller is in compliance in all material respects with all currently applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and withholding of Income Taxes and employment Taxes (including unemployment and social security obligations), including the Fair Labor Standards Act and the Immigration Reform and Control Act. There are no controversies pending or, to Seller’s Knowledge, threatened, between Seller and any Employees, which controversies have or could reasonably be expected to result in a Legal Proceeding or Claim before any Governmental Entity.
          (i) Except as disclosed on Schedule 4.16(i), Seller is not a party to or bound by any Collective Bargaining Agreement or other labor union Contract covering any Employees, and no Collective Bargaining Agreement covering any Employees is being negotiated by Seller. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Employees. To Seller’s Knowledge, there are no activities or proceedings of any labor union to organize the Employees. There is no labor dispute, strike or group work stoppage against Seller pending or to Seller’s Knowledge threatened that would materially interfere with the Business. Neither Seller nor to Seller’s Knowledge, any of Seller’s Employees has been found by the National Labor Relations Board or any comparable Governmental Entity in the past two (2) years to have committed an unfair labor practice in connection with the operation of the Business. To Seller’s Knowledge, there is no charge or complaint against Seller by the National Labor Relations Board or any comparable Governmental Entity pending or threatened in connection with the Business.
          (j) Schedule 8.1(a)(i) contains a listing, of all Employees, including their job titles and whether Seller treats the Employees as exempt or non-exempt under the Fair Labor Standards Act. To Seller’s Knowledge, no Employee is in material violation of any term of any employment agreement, patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such Employee to be employed by Seller because of the nature of the business conducted or presently proposed to be conducted by Seller or to the use of Intellectual Property of others. No officer or manager who is an Employee has given notice of termination or resignation to Seller, nor does Seller otherwise have Knowledge that any such officer or manager intends to terminate his or her employment with Seller. Schedule 8.1(a)(i) contains the current base salary or wage rate and the bonus earned in 2008 by all Employees. To Seller’s Knowledge, the employment of each of the Employees is on an “at will” basis, and except as set forth in Schedule 4.16(a), Seller has not knowingly entered into any agreement that would negate “at will” employment or require any particular form or period of notice prior to terminating the employment of any such Employees, except as may be required by applicable Law.
          (k) Seller has made available to Buyer a summary or copy of Seller’s standard severance policy, if any.
          (l) With respect to the Business, Seller is in compliance in all material respects with the WARN Act, and all similar state or local Laws. Seller has not caused any Employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period prior to the date of this Agreement.
          (m) Schedule 4.16(m) identifies each Employee that is entitled to participate in Seller’s “Management Incentive Plan,” Seller’s “Gaining Ground” program or an enhanced version of Seller’s “Gaining Ground” program and identifies the applicable plan or program and the applicable bonus target percentages, if any, for each such Employee.
     Section 4.17 Suppliers. Schedule 4.17 sets forth (i) a complete and correct list of the twenty (20) largest suppliers (each measured by Dollar volume of revenue) of the Business during the last completed fiscal year and the current year-to-date period ended April 30, 2009, (ii) the amount of such business done (by Dollar volume of revenue) with each such supplier during such periods and (iii) a complete and correct list of all material written Claims made by each such supplier since January 1, 2007 alleging breach of, or entitlement to a price adjustment or other additional consideration pursuant to, the applicable Seller Supply Agreement.
     Section 4.18 Insurance. As of the date of this Agreement, Seller currently maintains or is provided the insurance coverage related to the Business and the Purchased Assets listed in Schedule 4.18. As of the date of this Agreement, to Seller’s Knowledge, all such policies are valid and effective. As of the date of this Agreement, there is no Claim pending under any such policies, or any circumstance where coverage has been questioned, denied or disputed by the underwriters of such policies. As of the date of this Agreement, all premiums due and payable under all such policies have been paid, Seller is in material compliance with all disclosure obligations thereunder the absence of which could be reasonably expected to result in a denial of coverage, and Seller is otherwise in material compliance in all respects with the terms of such policies. As of the date of this Agreement, Seller has not been notified in writing of any threatened termination of, other than in connection with ordinary renewal notices, or material premium increase with respect to, any such policies of insurance maintained by Seller.
     Section 4.19 Certain Transactions. Schedule 4.19 sets forth a description of all agreements and arrangements relating to the Business or included in the Purchased Assets between Seller, on the one hand, and any of Seller’s Affiliates involved in the Business or, officers or employees of the Business, on the other hand (other than employment agreements between Seller and employees of the Business).
     Section 4.20 Broker’s Fees. Except as set forth on Schedule 4.20, Seller has no Liability or obligation to pay any fees or commissions to any broker, finder or similar agent in connection with the transactions contemplated by this Agreement or any other Transaction Document.
     Section 4.21 Security Clearance. Except as may be prohibited by the National Industrial Security Program Operating Manual, Schedule 4.21 sets forth all facility and personnel security clearances held by Seller related to the Business or the Purchased Assets as of the date of this Agreement. Except as set forth in Schedule 4.21, to Seller’s Knowledge, there is no proposed or threatened termination or invalidation of any facility or personnel security clearances held by Seller related to the Business or the Assets as of the date of this Agreement.
     Section 4.22 Site Development and Incentive Agreement; FILOT Agreement.
          (a) As of December 31, 2008, (i) Seller has 329 employees that are counted as employees for purposes of meeting the minimum employment level, subject to the wage and fringe benefit requirements, all as identified in Exhibit B to the Site Development and Incentive Agreement, and 68 of such employees that are considered as “Badged Personnel” pursuant to Section 6.1 of the Site Development and Incentive Agreement and (ii) Seller has expended $237,769,169 in “Investment” as defined in Section 11-41-30(4) of the South Carolina Code, as amended.
          (b) As of March 29, 2009, (i) Seller has 536 employees that are counted as employees for purposes of meeting the minimum employment level, subject to the wage and fringe benefit requirements, all as identified in Exhibit B to the Site Development and Incentive Agreement, and 62 of such employees that are considered as “Badged Personnel” pursuant to Section 6.1 of the Site Development and Incentive Agreement and (ii) Seller has expended $238,168,845 in “Investment” as defined in Section 11-41-30(4) of the South Carolina Code, as amended.

          (c) As of March 29, 2009, Seller has acquired $213,749,228 of “Economic Development Property” as defined in the FILOT Agreement.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer hereby represents and warrants to Seller as follows:
     Section 5.1 Organization and Qualification. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.
     Section 5.2 Authority; Enforceability. Buyer has the requisite corporate power and authority to enter into, execute and deliver this Agreement and each other Transaction Document to which it is a party, to perform all of the obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and each other Transaction Document to which it is a party, the performance of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action, and no other corporate action or proceeding is necessary to authorize the execution and delivery of this Agreement and each other Transaction Document to which Buyer is a party, the performance of its obligations hereunder and thereunder or the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and each of the other Transaction Documents to which it is party will have been at the Closing, duly authorized, executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller, this Agreement constitutes, and each of the documents contemplated hereby will constitute at the Closing, its valid and binding obligation, enforceable against it in accordance with its respective terms, subject only to (a) applicable bankruptcy, insolvency, reorganization and moratorium Laws and other Laws of general application affecting enforcement of creditors’ rights generally and (b) rules or Laws governing specific performance, injunctive relief and other equitable remedies.
     Section 5.3 No Conflicts.
          (a) The execution and delivery by Buyer of this Agreement and each of the other Transaction Documents to which it is a party, the performance of and compliance with the respective terms and provisions hereof and thereof and the consummation by Buyer of the transactions contemplated hereby and thereby, do not and will not: (i) conflict with, or violate any provision of the certificate of incorporation, by-laws or any other organizational or governance document of Buyer; or (ii) subject to obtaining the Governmental Authorizations set forth on Schedule 5.3, conflict with or violate any Law.
          (b) Except as set forth on Schedule 5.3, the execution and delivery by Buyer of this Agreement and each of the other Transaction Documents to which it is a party, the performance of and compliance with the respective terms and provisions hereof and thereof, and the consummation by Buyer of the transactions contemplated hereby and thereby, do not and will not require any Consent or Governmental Authorization from, or filing with or notification to, any Person not a party to this Agreement.

     Section 5.4 Broker’s Fees. Except as set forth on Schedule 5.4, Buyer has no Liability or obligation to pay any fees or commissions to any broker, finder or similar agent in connection with the transactions contemplated by this Agreement or any other Transaction Document.
     Section 5.5 Litigation. No action, suit or proceeding is pending or threatened to restrain, prohibit or otherwise challenge the enforceability, consummation, legality or validity of this Agreement or any other Transaction Document or would reasonably be expected to affect Buyer’s ability to perform its obligations hereunder, other than any Claim as would not, individually or in the aggregate, have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby in accordance with the terms hereof and applicable Laws.
ARTICLE VI
COVENANTS
     Section 6.1 Appropriate Actions; Further Assurances. Upon the terms and subject to the conditions set forth in this Agreement, Buyer and Seller shall each use all commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as soon as practicable after the date hereof; provided that nothing in this Section 6.1 shall require Buyer to waive any of the conditions set forth in Section 9.1 or require Seller to waive any of the conditions set forth in Section 9.2. Without limiting the generality of the foregoing, Seller shall from time to time when reasonably requested by Buyer, whether at or after the Closing, and without further consideration, promptly execute and deliver, or cause to be executed and delivered, all such documents necessary to (i) vest in Buyer all right, title and interest in and to the Purchased Assets, in accordance with this Agreement and (ii) perfect and record the sale of the Purchased Assets to Buyer in accordance with the terms of this Agreement. If Seller determines within one hundred eighty (180) days after the Closing that it has failed to deliver to Buyer any of the Purchased Assets (including any Purchased Intellectual Property) in the possession of Seller, Seller shall deliver such Asset(s) (or a copy of such Purchased Intellectual Property) promptly as reasonably practicable to Buyer. If Buyer accurately determines within one hundred eighty (180) days after the Closing that (x) any Assets of Seller in Seller’s possession were not delivered to Buyer at Closing but should have been so delivered because such Assets fall within the definition of “Purchased Assets,” then Buyer shall provide written notice to Seller and Seller shall deliver such Asset(s) promptly as reasonably practicable to Buyer or (y) a copy of any Purchased Intellectual Property in Seller’s possession was not delivered to Buyer at Closing, then Buyer shall provide written notice to Seller and Seller shall deliver a copy of such Purchased Intellectual Property promptly as reasonably practicable to Buyer. The Parties hereby agree that any restrictions on Buyer contained in Contracts between Seller and Buyer or any Affiliate of Buyer disclosed or required to be disclosed by Seller pursuant to Section 4.11(a)(vi)(B) shall be of no further force or effect from and after the Closing Date; provided that any Affiliate of Buyer that is a party thereto agrees to the termination of such restrictions.

     Section 6.2 Conduct of Business by Seller Until Closing.
          (a) From the date of this Agreement until the Closing, except with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), and except as set forth on Schedule 6.2(a), Seller shall (i) conduct the Business and use and/or hold for use the Purchased Assets only in the ordinary course of business, consistent with past practice; (ii) use commercially reasonable efforts to (A) preserve intact the Business and the Purchased Assets, (B) maintain and operate the tangible Purchased Assets in reasonable operating condition and repair (after allowing for ordinary wear and tear), (C) keep available the services of the present employees working for the Business (regardless of where located), (D) maintain in all material respects the goodwill associated with the Business (subject to Buyer’s compliance with the terms of the 787 Supply Agreement) and its existing relationships with the customers, suppliers and distributors of the Business; and (E) keep in full force and effect all liability insurance and bonds comparable in amount and scope of coverage to that currently maintained by Seller for the Business, the Purchased Assets, or the Assumed Liabilities; (iii) use commercially reasonable efforts to pay trade payables (other than trade payables being disputed by Seller in good faith) of the Business in the ordinary course of business consistent with past practice (including with respect to the timing of such payments); (iv) use commercially reasonable efforts to continue to prosecute any pending patent applications included in the Purchased Intellectual Property; and (v) to the extent that doing so does not hinder the timely prosecution of patent applications included in the Purchased Intellectual Property, consult with Buyer on Seller’s responses to office actions with respect to such patent applications and consider in good faith Buyer’s comments with respect to such responses. In addition, between the date hereof and the Closing, Seller shall use commercially reasonable efforts to arrange for all or substantially all hazardous waste stored in the 90-day hazardous waste storage area at the North Charleston Facility as of the date that is three (3) days prior to the Closing to be shipped off-site prior to the Closing.
          (b) Without limiting the generality of the foregoing, from the date of this Agreement until the Closing, unless otherwise expressly required by this Agreement or with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall not, except as set forth on Schedule 6.2(b):
               (i) Except as required by Law, (A) increase the salary, wages or other compensation or fringe benefits of any current Employee or officer of the Business; (B) grant or increase any severance or termination pay (other than in accordance with Seller’s normal severance practices in effect on the date of this Agreement) to, or enter into any severance Contract with, any Employee or officer of the Business, or enter into any employment Contract with any Employee or officer of the Business; (C) establish, adopt, enter into or amend any Employee Benefit Plan or other arrangement applicable solely to the Business or, except pursuant to an employee benefit plan generally applicable to employees of Seller, grant or increase any benefit to an Employee (it being understood and agreed by the Parties that, except with respect to matters set forth on Schedule 6.2(b), if Seller takes any of the foregoing actions described in this clause (C) (whether or not with respect to an Employee Benefit Plan or arrangement solely applicable to the Business), such actions shall not be taken into account in determining an Employee’s terms and conditions of employment for purposes of Sections 8.2 and 8.3); or (D) except as set forth on Schedule 6.2(b)(i), hire, promote or terminate any officer or supervisory or management level Employee of the Business, except in each case as may be required to comply with applicable Law or an Employee Benefit Plan or Seller Contract in existence as of the date hereof;
               (ii) with respect to the Business, the Purchased Assets or the Assumed Liabilities, make any loan, advance or capital contribution to, or any investment in, or acquire, by merging or consolidating with, by purchasing any of the Assets or securities of or by any other manner, directly or indirectly, any business or any Person, or otherwise acquire any Assets other than in the ordinary course of business consistent with past practice;
               (iii) sell, lease, license, exchange, mortgage, pledge, transfer, encumber or otherwise dispose of any of the Purchased Assets or any interest therein, or permit any of the Purchased Assets to be subject to or become subject to any Encumbrance, except for (A) sales of Inventory in the ordinary course of business consistent with past practice and (B) Outstanding Encumbrances, Permitted Encumbrances and Encumbrances under the Seller Supply Agreements;
               (iv) other than as required to perform under a Material Contract in existence as of the date hereof, move any tangible Assets (other than those that are de minimis in the aggregate in monetary value) or employees of the Business or transition any business activities (other than immaterial business activities) utilized in satisfying its obligations under the 787 Supply Agreement from the North Charleston Facility to any other location;
               (v) knowingly abandon any patent application included in the Purchased Intellectual Property;
               (vi) with respect to the Business, the Purchased Assets or the Assumed Liabilities, change any accounting methods, practices, principles or policies, other than as required by applicable Law or GAAP, or make or rescind any election relating to Taxes, settle or compromise any Legal Proceeding or other controversy relating to Taxes that could reasonably be expected to result in an adverse effect on Buyer or the Business after the Closing Date;
               (vii) with respect to the Business, the Purchased Assets or the Assumed Liabilities, make or agree to make any capital expenditures (other than as required pursuant to any Contract in existence on the date hereof or executed hereafter in accordance with Section 6.2(b)(viii) of this Agreement) in an amount exceeding the amount provided in the Business’s 2009 Capital Asset Plan set forth on Schedule 6.2(b)(vii);
               (viii) except as otherwise prohibited by this Section 6.2(b), enter into any Contract (A) that would be deemed to be a Material Contract if such Contract had existed on the date hereof, other than (1) purchase orders pursuant to an existing Contract that are subject to customary terms and conditions (which include the applicable existing Contract), which, in the case of Contracts with production suppliers, would not commit the Business with respect to more than thirty (30) shipsets in the aggregate (measured since inception of such Contract), or (2) in the case of Contracts not with production suppliers, any Contract entered into in the ordinary course of business consistent with past practice and customary terms and conditions (which include the applicable existing Contract) that does not involve an amount in excess of $250,000 in the aggregate, or (B) with a new supplier of the Business that may not be terminated (without penalty) by Seller within thirty (30) days after the delivery of a termination notice by Seller or that involves an amount in excess of $100,000;
               (ix) (A) assign or expressly (whether orally or in writing), or intend by its conduct to, waive or release any rights or Claims arising out of or relating to the Business (1) with value to the Business in excess of $100,000 individually or $250,000 in the aggregate with respect to non-recurring Claims, (2) with respect to recurring Claims involving production suppliers, with value to the Business in excess of $10,000 per shipset individually or (3) with any of the suppliers set forth on Schedule 6.2(b)(ix), or (B) modify or amend in any material respect or terminate or renew any Purchased Contract (except as may be expressly required by such Purchased Contract in consultation with Buyer);
               (x) commence, settle or compromise, or agree to the entry of any Order in respect of, any Claim or Legal Proceeding relating to the Business or any material Purchased Asset (including any outstanding Claims with suppliers of the Business to the extent the same relates to or would constitute an Assumed Liability);
               (xi) with respect to the Business, the Purchased Assets or the Assumed Liabilities, make any payment to or enter into any Seller Contract with an Affiliate other than pursuant to Seller Contracts existing as of the date hereof and the provision of benefits under Employee Benefit Plans existing as of the date hereof;
               (xii) enter into any Contract that would expressly limit the freedom of the Business (except for Seller’s applicable counterparty(ies) to any such Contract) to compete in any line of business or with any Person or in any area; or
               (xiii) authorize, commit or agree to do any of the foregoing.
     Section 6.3 Consents and Governmental Authorizations.
          (a) Promptly after the date hereof, Seller and Buyer shall (i) use commercially reasonable efforts to give all notices required to be given to third parties in connection with the transactions contemplated hereby, (ii) use commercially reasonable efforts to obtain prior to the Closing all Consents and Governmental Authorizations identified or required to be identified on Schedule 4.3, and (iii) cooperate with and assist the other Party (including by providing to any Governmental Entity at the reasonable request of the other Party, information relating to such Party or its business or the Business, the Transaction Documents or the transactions contemplated thereby) in obtaining promptly, and in any event prior to Closing, all Consents and Governmental Authorizations identified or required to be identified on Schedule 4.3 and Schedule 5.3. Except as may be required pursuant to Section 6.21 in connection with the Lender Waiver, the foregoing shall not require any Party to make any payment to any Person in order to obtain any Consent with respect to any Purchased Contract. Notwithstanding anything to the contrary set forth herein, the Parties acknowledge and agree that Seller is responsible for obtaining the Lender Waiver and, unless otherwise agreed by Buyer, Buyer is not obligated to make any financial accommodation in connection with obtaining the Lender Waiver.

          (b) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign at Closing any Purchased Contract or any Claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment or transfer thereof without the consent of a third party would constitute a breach or default thereof or give rise to a right of termination or cancellation thereunder (any such Contract, Claim or right that constitutes a Purchased Contract shall be referred to as a “Non-Assigned Contract,” provided that the Site Development and Incentive Agreement shall not constitute a Non-Assigned Contract). Seller and Buyer shall continue to use commercially reasonable efforts for one hundred and eighty (180) days following the Closing Date to obtain the Consents necessary to assign or transfer any of the Non-Assigned Contracts. After the Closing, Seller shall not modify, amend, terminate or renew any Non-Assigned Contract (except as may be expressly required by such Non-Assigned Contract) without first obtaining the written consent of Buyer (which consent may be withheld in Buyer’s sole discretion). If such Consent is obtained following Closing, within such one hundred and eighty (180) day period or thereafter, the applicable Non-Assigned Contract shall be deemed to have been automatically assigned and/or transferred to Buyer on the terms set forth in this Agreement with respect to the other Non-Assigned Contracts transferred and assumed at the Closing. If such Consent is not obtained, Seller and Buyer will cooperate with each other, in all commercially reasonable respects, to design an arrangement pursuant to which Buyer will receive all rights and benefits under such Non-Assigned Contract and, subject to receiving such rights and benefits, perform all of the obligations under such Non-Assigned Contract that are necessary for Buyer to be entitled to receive such rights and benefits. The Parties acknowledge and agree that (x) this Section 6.3(b) shall in no way diminish or negate the Parties’ respective obligations set forth in clauses (i), (ii) and (iii) in Section 6.3(a) and (y) the Non-Assigned Contracts constitute Purchased Contracts if and only if the arrangements and procedures agreed to by the Parties in this Section 6.3(b) provide Buyer the rights and benefits of any such Non-Assigned Contracts.
          (c) Buyer and Seller will, as promptly as practicable, but in no event later than fifteen (15) Business Days following the execution and delivery of this Agreement, file with the United States Department of Commerce Bureau of Industry and Security (“BIS”) a request to transfer License Number D405984 from Seller to Buyer, together with the necessary supporting documents, pursuant to Export Administration Regulations Section 750.10. If BIS requests additional information or documentation, Buyer and Seller shall use commercially reasonable efforts to promptly provide such requested information to BIS in order to facilitate obtaining a validated letter from BIS authorizing the transfer.
          (d) Promptly after the Closing, Seller and Buyer shall use commercially reasonable efforts to obtain the consent of the Charleston County Aviation Authority to satisfy all outstanding requirements of Special Condition h of Department of the Army Permit No. 2004-1N-402 (the “Wetlands Permit”), it being understood and agreed that the cooperation of the Charleston County Aviation Authority, as owner of the North Charleston Real Property, will be necessary in order to meet the requirements of Special Condition h. It is specifically agreed that Seller will use commercially reasonable efforts, at Buyer’s expense, to (i) make available to Buyer (and consent to any consultant disclosure to Buyer of) all files and current personnel necessary to its development of the application and plans for the Wetlands Permit and coordination and approval of such plans and terms with the Charleston County Aviation Authority and (ii) direct its applicable current personnel to assist Buyer in communications with the Charleston County Aviation Authority requesting approval and filing of papers necessary to satisfy Special Condition h. It is further understood and agreed that Buyer (i) shall be responsible for all costs of preparing and recording any necessary deed restrictive covenants or conservation easements in a form acceptable to the Department of the Army and (ii) shall be responsible for any costs of maintaining the preserved wetlands and upland buffers in compliance with all applicable Law following the Closing for so long as Buyer is a sub-tenant on the North Charleston Real Property.
     Section 6.4 Access and Information.
          (a) Except as may be (i) prohibited by applicable Law, (ii) prohibited by the terms of any existing Seller Contract, or (iii) required to preserve legal privilege, Seller shall, upon reasonable notice from Buyer, (A) afford to Buyer and its Representatives reasonable access to the Purchased Assets and Seller’s books, records, officers, employees, advisors, counsel, facilities, properties, documents and other information with respect to the Business; provided such access will be during normal business hours and such other times as are reasonable and will be structured so as to not unreasonably interfere with the conduct of the Business or the Purchased Assets; and (B) provide access to Buyer, as soon as reasonably practicable upon Buyer’s reasonable request, to make copies of such books, records, documents and information. If Seller reasonably determines (after consultation with outside counsel) that any requested disclosure would cause any loss of a legal or other privilege or require consent under any Seller Contract, (1) Seller shall provide Buyer with details regarding the type and nature of the information that is prohibited from being disclosed, including to which Sections of this Agreement such information relates and the monetary amount involved (to the extent that Seller is able to provide such details without compromising such attorney-client privilege or violating such confidentiality agreement), and (2) the Parties shall use commercially reasonable efforts to make appropriate alternative disclosure arrangements (e.g., the entry into an appropriate joint defense agreement in connection with affording access to such information) or to obtain any such required consent. Buyer, at its sole cost and expense and in its sole discretion, may engage an environmental consultant to conduct a Phase I environmental investigation with respect to the North Charleston Facility, on or prior to the Closing Date, upon at least five (5) Business Days prior written notice to Seller; provided that, notwithstanding any provision herein to the contrary, Buyer shall not be permitted to conduct (x) any Phase II environmental investigation or (y) any investigation or testing involving physically invasive sampling of soil, ground water or other substances.
          (b) Except as may be (i) prohibited by applicable Law, (ii) prohibited by the terms of any existing Contract of Buyer, or (iii) required to preserve legal privilege, for six (6) years from and after the Closing Date, Buyer shall, upon reasonable notice from Seller, afford to Seller and its Representatives reasonable access to (and the ability to make copies of) all of the Business Books and Records existing as of the Closing Date and, subject to the reasonable discretion of Buyer, the other books and records of Buyer and its Subsidiaries relating to the conduct of the Business following the Closing; provided such access will be during normal business hours and such other times as are reasonable and will be structured so as to not unreasonably interfere with the conduct of the Business; and provided further that Seller and Buyer are not engaged in litigation or any other dispute resolution process (including any claim for indemnification hereunder), and there does not exist any threatened or pending Claim

(whether written or oral) between the Parties, with respect to the Business or the transactions contemplated by this Agreement or such documents do not relate to the subject matter of such litigation or other proceedings or pending or threatened Claim. If Buyer reasonably determines (after consultation with outside counsel) that any requested disclosure would cause any loss of a legal or other privilege or require consent under any Contract of Buyer, (A) Buyer shall provide Seller with details regarding the type and nature of the information that is prohibited from being disclosed, including to which Sections of this Agreement such information relates and the monetary amount involved (to the extent that Buyer is able to provide such details without compromising such attorney-client privilege or violating such confidentiality agreement) and (B) the Parties shall use commercially reasonable efforts to make appropriate alternative disclosure arrangements (e.g., the entry into an appropriate joint defense agreement in connection with affording access to such information) or to obtain any such required consent.
     Section 6.5 Exclusivity. From the date hereof through the Closing or until such time as this Agreement shall have been terminated pursuant to Article X, Seller will not, nor will Seller authorize any Affiliate or Representative of Seller to, and Seller will instruct its Affiliates or Representatives not to (a) directly or indirectly solicit, initiate, encourage or participate in any way in (including by way of furnishing confidential information), or take any other action that facilitates any discussion, inquiry, offer, proposal, negotiation or other communication with any Person or group (other than Buyer or its Representatives) relating to, or that could reasonably be expected to result in, any merger, consolidation, sale, exchange or other disposition of any substantial portion of the assets outside of the ordinary course of business or equity interests of or any business combination, recapitalization, liquidation, dissolution or other similar transaction (or any combination of any of the foregoing) relating to the disposition of all, or substantially all, or any substantial portion of, the Business or the Purchased Assets (each, an “Acquisition Proposal”); (b) disclose, directly or indirectly, to any Person known to Seller to be considering an Acquisition Proposal any information concerning Seller, the Business or any of the Purchased Assets; or (c) enter into, continue or participate in any discussions, negotiations or other communications, or enter into any understanding, Contract or commitment, with any third party relating to, or take any action in furtherance of, any written Acquisition Proposal received by Seller. Seller will as promptly as practicable (and in any event within three (3) Business Days) notify Buyer of any Acquisition Proposal. Seller shall be responsible for any breach of this Section 6.5 by any of its Affiliates or Representatives.
     Section 6.6 Public Announcements. Each of the Parties shall, to the extent reasonably practicable and only as permitted by applicable Law, consult with each other before issuing, and shall provide each other with the opportunity to review and comment upon, any press release or other public announcement or statement with respect to this Agreement or the transactions contemplated hereunder (it being understood that, notwithstanding anything in Section 6.9 or the Non-Disclosure Agreement to the contrary, neither Party shall be required to obtain the consent of the other Party to make any such press release or other public announcement or statement unless such release or announcement discloses any Confidential Information of the other Party).
     Section 6.7 Transaction Expenses. Except as expressly set forth herein, each Party shall bear its own Transaction Expenses.

     Section 6.8 Notices of Certain Matters. From the date of this Agreement until the Closing, Buyer and Seller shall each promptly notify the other in writing of any pending or, to the Knowledge of such Party, threatened, Legal Proceeding (a) challenging or seeking damages in connection with the transactions contemplated hereunder or (b) seeking to restrain or prohibit the consummation of the transactions contemplated hereunder. The Parties shall reasonably cooperate with each other in defending against any such Legal Proceeding, including seeking to have vacated or reversed any stay or temporary restraining order entered in connection therewith by any court or other Governmental Entity.
     Section 6.9 Confidentiality.
          (a) From and after the Closing, neither Buyer nor Seller shall, and each of Buyer and Seller shall cause their respective Affiliates and Representatives not to, without first obtaining the written consent of the other Party (which consent may be withheld in such Party’s sole discretion) disclose to any Person (other than such Party’s Representatives) (i) any confidential or proprietary information received from the other Party in connection with the transactions contemplated hereby, (ii) in the case of Seller, any confidential or proprietary information that Seller has that is contained in the Purchased Assets or that relates to the Business and (iii) the Transaction Documents and any of the terms, conditions, negotiations or other information with respect hereto and thereto or the transactions contemplated hereby and thereby (collectively, the “Confidential Information”), whether furnished or available before or after the Closing, whether documentary, electronic or oral, whether labeled or otherwise identified as confidential, and regardless of the form of communication or the manner in which it is or was furnished. Notwithstanding the foregoing, either Buyer or Seller or their respective Affiliates may disclose such Confidential Information as they determine in good faith is required by applicable Law, the rules or regulations of any national securities exchange (or the terms of any outstanding securities of the disclosing Party) or by oral questions, interrogatories, requests for information or other documents in legal proceedings, subpoena, civil investigative demand or any other similar process, but only to the extent so required, or in connection with any Claim, Legal Proceeding, Tax matter or dispute between the Parties with respect to this Agreement or any of the Transaction Documents. If either Buyer or Seller or their respective Affiliates are required (by oral questions, interrogatories, requests for information or other documents in legal proceedings, subpoena, civil investigative demand or any other similar process) to disclose any Confidential Information, such disclosing Party shall, to the extent practicable, provide the non-disclosing Party with prompt written notice (but in any event not less than ten (10) days advance notice) of any such requirement so that the non-disclosing Party shall have an opportunity to seek a protective order or other appropriate remedy. The disclosing Party shall disclose only that portion of the Confidential Information or other information that is reasonably necessary to disclose in order to comply with such requirement. Notwithstanding the foregoing, in the event that either Buyer or Seller or their respective Affiliates are required to disclose any Confidential Information, such disclosing Party shall exercise their reasonable efforts to preserve the confidentiality of such Confidential Information, including by cooperating with the non-disclosing Party (at the non-disclosing Party’s cost and expense) to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such Confidential Information, as reasonably requested by the non-disclosing Party. Notwithstanding the foregoing, (i) following Closing, Buyer shall not be prohibited from disclosing to any Person any information included in the Purchased Assets or relating to the Business (other than non-

public Transaction Documents and the terms and conditions thereof and other non-public information relating to the transactions contemplated hereby) and (ii) the obligations of the Parties under this Section shall expire on the second anniversary of the Closing Date; provided that, with respect to any Confidential Information that is a trade secret of Seller, Buyer or the Business under applicable Law, the obligations of the Parties under this Section shall apply for so long as the owner of such Confidential Information maintains such Confidential Information as a trade secret under applicable Law. Effective as of the Closing, the Non-Disclosure Agreement shall terminate and shall no longer be enforceable against any party thereto. In the event of any ambiguity or conflict between the terms and conditions of this Section 6.9(a) and the terms and conditions of any other Transaction Document or other written agreement between Seller and Buyer and/or Boeing, the terms and conditions of such other Transaction Document or agreement shall control.
          (b) Promptly following the reasonable request of Buyer, Seller or any of its Subsidiaries shall use commercially reasonable efforts to enforce all Contracts, the primary subject matter of which is confidentiality, nondisclosure or similar agreements with respect to confidentiality arrangements executed by or on behalf of Seller during the two (2) year period immediately preceding the date of this Agreement in connection with the consideration of the sale of Seller (including with respect to the sale of the Business), to the extent that Buyer or any of its Affiliates is not a party to, or an assignee of rights under, such Contracts (or otherwise an intended third-party beneficiary of such Contracts), with respect to the confidential information of Buyer or any of its Affiliates relating to the Business or the Purchased Assets, on behalf of and at the reasonable direction of Buyer, provided that Buyer shall be solely responsible for the cost and expense of such enforcement and any Liability relating thereto.
     Section 6.10 Non-Solicitation.
          (a) Seller shall not, whether directly or indirectly, during the period beginning on the Closing Date and ending on the second anniversary of the Closing Date (such period, the “Restricted Period”), (i) solicit the employment of, or hire, any Initial Restricted Employee without the prior written consent of Buyer, provided, however, that Seller shall not be in breach of its non-solicitation obligation set forth in the foregoing clause (i) solely as a result of any general solicitation advertisements that are not targeted at any Initial Restricted Employees, but Seller shall be prohibited from hiring any Initial Restricted Employees who respond to such general solicitation advertisements not targeted at the Initial Restricted Employees; or (ii) take any action which is intended to induce any Initial Restricted Employee to leave his or her employ with the Business.
          (b) Seller shall not, whether directly or indirectly, during the Restricted Period solicit the employment of any Additional Restricted Employee without the prior written consent of Buyer; provided, however, that Seller shall not be in breach of its non-solicitation obligation under this Section 6.10(b) solely as a result of any general solicitation advertisements that are not targeted at any Additional Restricted Employees and Seller shall not be prohibited from hiring any Additional Restricted Employees who respond to such general solicitation advertisements not targeted at the Additional Restricted Employees.

          (c) Except as provided in the Transition Services Agreement, Boeing Commercial Airplanes (“BCA”) shall not, and Buyer shall not on behalf of BCA, whether directly or indirectly, during the Restricted Period, (i) solicit the employment of, or hire, any Seller Engineering Employees without the prior written consent of Seller, provided, however, that Buyer shall not be in breach of its non-solicitation obligation set forth in the foregoing clause (i) solely as a result of any general solicitation advertisements that are not targeted at any Seller Engineering Employees, but Buyer shall be prohibited from hiring any Seller Engineering Employee who respond to such general solicitation advertisements; or (ii) take any action which is intended to induce any Seller Engineering Employee to leave his or her employ with Seller.
          (d) Except as provided in the Transition Services Agreement, BCA shall not, and Buyer shall not on behalf of BCA, whether directly or indirectly, during the Restricted Period, solicit the employment of any New Seller Engineering Employees without the prior written consent of Seller; provided, however, that Buyer shall not be in breach of its non-solicitation obligation under this Section 6.10(d) solely as a result of any general solicitation advertisements that are not targeted at any New Seller Engineering Employees and Buyer shall not be prohibited from hiring any New Seller Engineering Employees who respond to such general solicitation advertisements not targeted at the New Seller Engineering Employees.
          (e) If Buyer or Seller breaches any the restrictive covenants set forth in this Section 6.10, then the non-breaching Party shall have the following rights and remedies against the breaching Party, each of which shall be independent of the others and severally enforceable, and each of the following rights and remedies is in addition to, and not in lieu of, any other rights and remedies otherwise available to such non-breaching Party at Law or in equity for such actions: (i) the right and remedy to have the restrictive covenant in this Section 6.10 specifically enforced against such breaching Party, including temporary restraining orders and injunctions by any court of competent jurisdiction, it being agreed by the Parties that any breach of this Section 6.10 would cause irreparable injury to the non-breaching Party and that money damages would not provide an adequate remedy to the non-breaching Party, and (ii) the right and remedy to collect from the breaching Party any such Losses incurred by the non-breaching Party as a result of enforcing this Section 6.10.
          (f) Each Party agrees that, in the event a court of competent jurisdiction declares there has been a breach by such Party of this Section 6.10, the term of any such term or covenant so breached shall be automatically extended with respect to such Party for a period of time of the violation from the date on which such breach ceases.
     Section 6.11 Intracompany Work Orders. Seller shall cancel any work orders existing between the Business and the other businesses and facilities of Seller in existence on the Closing Date. Such intracompany work orders shall be replaced with purchase orders agreed by Seller and Buyer pursuant to the SOW Supply Agreement and the Transition Services Agreement.
     Section 6.12 Purchased Intellectual Property. Except as expressly provided in this Agreement or in any other Transaction Document, (a) Seller has no right to use any of the Purchased Intellectual Property from and after the Closing and (b) Buyer has no right to use any of the Retained Intellectual Property from and after the Closing. Effective as of the Closing, except for the rights expressly provided in the Transaction Documents, any and all rights and/or licenses (whether express or implied) of Seller or any of its Affiliates arising from or related to any of the Purchased Intellectual Property are hereby terminated.
     Section 6.13 Insurance.
          (a) Seller will use commercially reasonable efforts to keep insurance policies currently maintained related to the Business, the Purchased Assets and current or former employees, or replacements therefor, in full force and effect through the Closing Date. Buyer shall become solely responsible for all insurance coverage after the Closing Date with respect to the Business and the Purchased Assets.
          (b) From and after the Closing Date, none of Buyer or its Affiliates will have any rights with respect to any of Seller’s insurance policies, except that, following Closing, (i) Seller shall pay to Buyer all insurance proceeds (after deducting the out-of-pocket costs and expenses incurred following Closing in connection with such claim and obtaining such proceeds) that it receives following the date hereof to the extent relating to the Business, any of the Purchased Assets or any of the Assumed Liabilities with respect to any claims made by Seller prior to Closing under any policies of insurance of Seller in effect prior to the Closing, other than any such proceeds received in respect of any Excluded Liability, and (ii) at the written request of Buyer, Seller shall, at the cost and expense of Buyer, use commercially reasonable efforts to seek recovery on behalf of Buyer under such insurance policies (to the extent permitted under such insurance policies), subject to any deductible or self-retention or other policy requirement or limit; provided that this Section 6.13 shall not require Seller to initiate, engage in or threaten litigation with any Person, including any of its insurance carriers.
          (c) Seller shall use reasonable efforts to cause the Premises Pollution Liability Policy No. PPL G23794603 001 issued by Illinois Union Insurance Company (the “Environmental Insurance Policy”) to be endorsed to add Buyer and Boeing, effective as of the Closing, as additional insureds with full unencumbered rights therein, but only with respect to Liabilities arising out of the ownership, operation, maintenance or use of the “covered locations” as defined in the Environmental Insurance Policy. Seller shall provide written confirmation of the insurer’s acceptance of the foregoing obligation, assuming such acceptance is received, following Seller’s receipt thereof from the insurer. Seller will use commercially reasonable efforts to keep the Environmental Insurance Policy in full force and effect through the full term of the Environmental Insurance Policy and will provide Buyer with ninety (90) days prior written notice before amending, commuting, terminating or otherwise changing the Environmental Insurance Policy (it being understood that the expiration of the Environmental Insurance Policy by its terms, or erosion of aggregate limits resulting from claims activity, will not constitute any such action).
     Section 6.14 Litigation Support. Subject to Section 6.4(b) with respect to books and records of Buyer and its Subsidiaries related to the conduct of the Business following the Closing, in the event and for so long as either Party is actively contesting or defending against any Claim brought by a third party in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction involving the Business, the other Party shall reasonably cooperate with the contesting or defending Party and its counsel in the contest or defense, make available its personnel and provide such access to its non-privileged books and records as may be reasonably requested in connection with the contest or defense, at the sole cost and expense of the contesting or defending Party (unless such contesting or defending Party is entitled to indemnification therefor under Article XI, in which case, the costs and expense shall be borne by the Indemnifying Persons to the extent provided in Article XI). Notwithstanding the foregoing, this Section 6.14 shall not apply to pending or threatened Claims (whether written or oral) with respect to which the Parties are in dispute with each other.
     Section 6.15 Transfer of Governmental Authorizations. Seller shall use commercially reasonable efforts to assist Buyer, upon Buyer’s reasonable request, in providing notices and otherwise taking actions required to transfer or reissue any Governmental Authorizations as a result of or in furtherance of the transactions contemplated by this Agreement. Seller shall use commercially reasonable efforts to cooperate with Buyer, upon Buyer’s reasonable request, to provide information necessary to apply for the transfer or reissuance of such Governmental Authorizations. Notwithstanding anything to the contrary in Section 6.9 or the Non-Disclosure Agreement, Buyer and Seller shall, after reasonable prior notice to and consultation with the other Party, be permitted to provide confidential or proprietary information of the other Party to Governmental Entities to the extent necessary to transfer or reissue any Governmental Authorization to Buyer.
     Section 6.16 787 Supply Agreement. At the Closing, Seller shall, and Buyer shall cause Boeing to, enter into a termination agreement in the form of Exhibit A attached hereto (the “Termination and Mutual Release Agreement”), pursuant to which the 787 Supply Agreement will be terminated simultaneously with the Closing, except as provided in the Termination and Mutual Release Agreement.
     Section 6.17 Delivery of Financial Information. From the date of this Agreement until the Closing, Seller will deliver to Buyer (i) an updated calculation of the Adjusted Net Investment Amount, as of the last day of each month ended after the date hereof and (ii) the internal, unaudited balance sheets of the Business and the related statements of income and cash flows of the Business as of the last day of each monthly reporting period ended after June 1, 2009 (collectively, the “Interim Financial Information”), within thirty (30) days after the conclusion of each month. The Interim Financial Information will be prepared in accordance with (a) the Business Books and Records and (b) the accounting practices, policies and methodologies used by Seller in preparing its internal, unaudited financial statements attached to Schedule 4.4.
     Section 6.18 Cash Management.
          (a) The Parties agree that (i) Seller will be liable for payment of, and will fund all amounts in respect of, all checks issued by Seller relating to the Purchased Contracts that are outstanding as of the Closing Date and presented for payment after the Closing Date in disbursement accounts of Seller or any of its Affiliates and (ii) Buyer will be liable for payment of, and will fund all amounts in respect of, all checks relating to the Purchased Contracts that are not yet outstanding as of the Closing Date and presented for payment after the Closing Date.

          (b) (i) Seller will, and will cause its Subsidiaries to, promptly pay to Buyer the amount of any payments under the Purchased Contracts received by Seller or any of its Subsidiaries after the Closing Date, whether received in lock boxes, via wire transfer or otherwise, and (ii) Buyer will, and will cause its Subsidiaries to, promptly pay to Seller the amount of any payments in respect of the Excluded Assets received by Buyer or any of its Affiliates after the Closing Date, whether received in lock boxes, via wire transfer or otherwise.
     Section 6.19 Title Insurance. In the event Buyer elects to obtain a leasehold title insurance policy for the interest to be acquired by Seller in the North Charleston Real Property, Seller shall, at Buyer’s cost and expense, reasonably cooperate with Buyer in providing consents and otherwise taking actions required to issue any such policy.
     Section 6.20 Letters of Credit; Surety Bond. Schedule 6.20 sets forth each of the surety bonds and letters of credit made or provided by Seller and its Affiliates (or any of them) for the benefit of the Business (the “Guarantees”) outstanding as of the date of this Agreement. Buyer and Seller shall each use its commercially reasonable efforts (which shall not require any modifications of the terms of the underlying obligations) to cause Buyer or one or more of its Affiliates to be substituted in all respects for Seller and its Affiliates effective as of the Closing Date, in respect of all obligations of Seller and its Affiliates under each of the Guarantees. If Buyer is unable to effect such a substitution with respect to any such Guarantee after using its commercially reasonable efforts to do so, then Buyer shall (i) obtain letters of credit, on terms and from financial institutions reasonably satisfactory to Seller, with respect to the obligations covered by each of the Guarantees for which Buyer does not effect such substitution in an amount equal to the amount of each such Guarantee identified by Seller to Buyer in writing prior to the Closing and (ii) until Buyer obtains such letters of credit referred to in the foregoing clause (i), not, and not permit the Business or any of Buyer’s Affiliates to renew or extend the term of, or increase its obligations under, or transfer to another third party, any Contract underlying such Guarantee. From the date of this Agreement until the Closing, Seller shall not enter into or modify or amend any Guarantee without first consulting with Buyer.
     Section 6.21 Lender Waiver. From the date hereof until the earlier to occur of (i) the Closing and (ii) the termination of this Agreement pursuant to Article X, Seller will, and will cause its Subsidiaries to, use their commercially reasonable efforts to obtain such written waiver from the Required Lenders (as defined in the Seller Senior Credit Agreement) of the covenant in Section 7.5(b) of the Seller Senior Credit Agreement as is necessary to permit consummation of the transactions contemplated hereby on terms reasonably acceptable to Seller (the “Lender Waiver”), including (a) making senior management of Seller and its Subsidiaries reasonably available to respond to questions and other requests for information from such lenders, (b) using commercially reasonable efforts to negotiate the definitive documentation for the Lender Waiver, (c) using commercially reasonable efforts to procure other definitive financing documents or other reasonably requested certificates or documents, including comfort letters, customary certificates (including a certificate of the chief financial officer of Seller with respect to solvency matters) and legal opinions and (d) using commercially reasonable efforts to satisfy on a timely basis all agreed upon conditions under the documents entered into by Seller or its Subsidiaries in connection with obtaining the Lender Waiver (excluding any document to which Boeing or any of its Subsidiaries is a party). Seller shall keep Buyer reasonably informed on a current basis of any material development relating to the Lender Waiver and the status of Seller’s efforts to obtain the Lender Waiver.

ARTICLE VII
TAX MATTERS
     Section 7.1 Liability for Taxes.
          (a) Seller is responsible for and will timely pay any Taxes arising or resulting from or in connection with the conduct of the Business or the ownership or use of the Purchased Assets attributable to any Tax period ending on or before the Closing Date (a “Pre-Closing Period”) other than any Assumed Liability. Buyer is responsible for and will timely pay any Taxes arising or resulting from or in connection with the conduct of the Business or the ownership or use of the Purchased Assets attributable to any Tax period beginning after the Closing Date (a “Post-Closing Period”) and any Taxes that are an Assumed Liability.
          (b) The Parties agree that any Apportioned Taxes, and any refund, rebate or similar payment received by Seller or Buyer for any Apportioned Taxes, will be apportioned between Seller and Buyer as follows:
               (i) For Apportioned Taxes measured by the amount or level of any item (including such taxes as are measured by the value of intangibles), Seller is responsible for the amount of such Apportioned Taxes that are determined by multiplying (A) the amount or level of such items immediately prior to the Closing, by (B) a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.
               (ii) For all Apportioned Taxes not described in clause (i), Seller is responsible for the amount of such Apportioned Taxes that are determined by multiplying (A) the amount of such Apportioned Taxes for the entire Straddle Period, by (B) a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.
               (iii) All Apportioned Taxes that are not the responsibility of Seller pursuant to Section 7.1(b)(i) through Section 7.1(b)(ii) hereof shall be the responsibility of Buyer.
          (c) For the avoidance of doubt, Seller and Buyer are each responsible for their own Income Taxes arising out of their conduct of the Business or their ownership or use of the Purchased Assets, including Income Taxes arising out of the transactions contemplated in this Agreement.
          (d) Notwithstanding any other provision contained in this Agreement (including the limitations set forth in Sections 11.2 or 11.3), any obligation arising out of this Section 7.1 will not be subject to any limits of minimum or maximum amounts, measurement of aggregate amount of Losses or any limit of time.

     Section 7.2 Tax Return Filing.
          (a) Seller will prepare and file all Tax Returns required to be filed for any Pre-Closing Period with respect to the Business and the Purchased Assets, including such Tax Returns that are required to be filed after the Closing Date. Seller will properly prepare and file such Tax Returns no later than the due dates thereof, as such dates may be extended, in accordance with past practice to the extent permitted by applicable Law. Seller will pay all Taxes and other payments required to be paid for periods covered by such Tax Returns at the time such Tax Returns are filed.
          (b) Buyer will prepare and file all Tax Returns required to be filed for any Post-Closing Period and any Straddle Period (or portion thereof) for which Seller is not required to file a Tax Return pursuant to Section 7.2(a) with respect to the Business and the Purchased Assets.
          (c) In the event that either Seller or Buyer is liable pursuant to Section 7.1 for any Taxes paid by the other Party with respect to any Tax Return, reimbursement shall be made within ten (10) days after receipt of a request for such reimbursement and documentation reasonably evidencing such payment obligation.
          (d) For the avoidance of doubt, Seller and Buyer are each responsible for the preparation and filing of their own Income Tax Returns and payment of Income Taxes required to be paid for periods covered by such Income Tax Returns.
     Section 7.3 Tax Contests; Audit Responsibilities.
          (a) Seller shall have the right to control the conduct of any investigation, audit or other proceeding by or with any Governmental Entity with respect to Taxes for which Seller is responsible under Section 7.1(a). Buyer shall have the right to control the conduct of any investigation, audit or other proceeding by or with any Governmental Entity with respect to Taxes for which Buyer is responsible under Section 7.1(a). If the settlement or final determination of any proceeding described in this subsection could reasonably be expected to have an adverse effect on Taxes of the other Party, the controlling Party shall not consent to the settlement or final determination of such proceeding without the other Party’s written consent, which consent shall not be unreasonably delayed, conditioned or withheld.
          (b) Each of Buyer and Seller agree to give written notice to the other of any notification of an investigation, audit or other proceeding by or with any Governmental Entity with respect to any Taxes allocated to the other pursuant to this Article VII within 15 days after its receipt of such notification by the Governmental Entity.
          (c) Buyer shall control any investigation, audit or other proceeding by or with a Governmental Entity with respect to Apportioned Taxes (an “Apportioned Taxes Claim”), provided, that (i) the Buyer shall keep Seller informed regarding the progress and substantive aspects of any Apportioned Taxes Claim, including providing Seller with all written materials relating to such Tax proceeding received from the relevant Governmental Entity and all written materials submitted to such taxing authority by the Buyer, (ii) Seller shall be entitled to participate in any Apportioned Taxes Claim, including having an opportunity to comment on any written materials prepared in connection with any Apportioned Taxes Claim and attending any conferences relating to any Apportioned Taxes Claim and (iii) Buyer shall not consent to the settlement or final determination in such proceeding without the Seller’s prior written consent, which consent shall not be unreasonably delayed, conditioned or withheld. Each Party shall bear its own costs for participating in such Tax contest.
          (d) Any net refunds and credits attributable to the payment of Taxes that are the responsibility of Seller pursuant to Section 7.1 shall be for the account of Seller. Any net refunds and credits attributable to the payment of Taxes that are the responsibility of Buyer pursuant to Section 7.1 shall be for the account of Buyer.
     Section 7.4 Cooperation.
          (a) Each of Seller and Buyer shall:
               (i) provide assistance to each other Party as reasonably requested in preparing and filing Tax Returns and Income Tax Returns with respect to the Business and the Purchased Assets and responding to audits or disputes with Governmental Authorities;
               (ii) make available to each other Party as reasonably requested all information, records, and documents relating to Taxes concerning the Business or the Purchased Assets, provided that no Party shall be required to provide any Income Tax Return or related work papers unless the other Party can show reasonable good cause for needing such information in connection with any audit or examination of any Income Taxes of the Business and such information is not otherwise available to the requesting Party without providing an Income Tax Return or related work papers; and
               (iii) retain any books and records that could reasonably be expected to be necessary or useful in connection with any preparation by any other party of any Tax Return or Income Tax Return, or for any audit, examination, or proceeding relating to Taxes or Income Taxes. Such books and records shall be retained until the expiration of the applicable statute of limitations (including extensions thereof) or applicable time for any appeals, if relevant.
          (b) On or before the Closing Date, each of Buyer and Seller will work together to obtain and/or furnish to the other Party any applicable forms, certificates, or other information that is requested by a Party to obtain any exemption or reduction from Transfer Taxes or other Taxes. Buyer shall provide a properly completed sales Tax manufacturing/resale exemption certificate to Seller within a reasonable period of time after the Closing Date, and Seller shall accept such certificate for purposes of filing the Transfer Tax Returns under Section 7.5 hereof, provided such certificate is provided to Seller within a reasonable period of time after the Closing Date.
          (c) Seller and Buyer agree that they will cooperate in the transition of payroll tax withholding and reporting and will seek to accomplish such transition in a manner that will minimize the tax effect on any Transferred Employees, to the extent administratively practicable, but Buyer will determine in its sole discretion whether to elect to be the “successor employer” for purposes of Section 3121 of the Code.

     Section 7.5 Transfer Taxes . Notwithstanding any requirement of Law, and notwithstanding anything else to the contrary in this Agreement except for Buyer’s obligation to provide a properly completed sales Tax manufacturing/resale exemption certificate to Seller under Section 7.4(b) hereof, Buyer and Seller will each be responsible for one half of any and all Transfer Taxes. The Party required under applicable Laws to file any necessary Transfer Tax Returns shall file such Transfer Tax Returns no later than the due dates thereof, as such dates may be extended. Seller agrees that it will file (a) any applicable deed recording fee return (and any attachments and exhibits thereto) with respect to the South Carolina real property, and (b) any applicable South Carolina sales Tax Return that is to be filed with respect to the transaction contemplated by this Agreement. Buyer and Seller agree that the fair market value of the real property and tangible personal property subject to Transfer Taxes shall be determined as set forth in Schedule 7.5. All Transfer Taxes required to be paid will be paid by the Parties at the time Transfer Tax Returns are filed.
ARTICLE VIII
EMPLOYEE MATTERS
     Section 8.1 Employment. Schedule 8.1(a)(i) contains the names of all employees of the Business as of the date of this Agreement employed by Seller in North Charleston, South Carolina (as reflected in Seller’s payroll system for the North Charleston Facility) and any employees of the Business stationed with or assigned to subcontractors of the Business (including field service, surveillance and quality control personnel) or assigned to Buyer’s manufacturing facilities as of the date of this Agreement. Seller shall deliver to Buyer an updated Schedule 8.1(a)(i) at least ten (10) days prior to the Closing Date. Seller will have provided the following information to Buyer with respect to each such employee as of the date hereof (which information will be updated at least ten (10) days prior to the Closing Date): employee name, employee number, job title, job code, work location, service start date, date of birth, home address, shift, current base salary (hourly rate for non-exempt employees), any additives to such base salary such as shift differentials or cost of living adjustments, citizenship status, whether such employee is on active status or a leave of absence, and the names of any employees for which Seller is in the process of terminating. Schedule 8.1(a)(ii) contains the names, job titles and work locations of all employees who are currently employed by Seller who are no longer Employees and who are not Retained Employees, but who were employed by Seller at the North Charleston Facility primarily in connection with the Business as of January 1, 2009. Prior to the Closing, Buyer shall extend an offer of employment (each an “Offer” and collectively, the “Offers”) to each Employee set forth on such updated Schedule 8.1(a)(i) other than the Retained Employees and the employees for which Seller is in the process of terminating, as provided in this Article VIII. Employees who accept such Offer of employment from Buyer and whose employment with the Business continues with Buyer as of the applicable Hire Date shall be referred to herein as “Transferred Employees.” In the event Buyer does not extend an Offer to an Employee set forth on Schedule 8.1(a)(i) (as such schedule is updated pursuant to this Section 8.1) (other than Retained Employees), or revokes such an Offer prior to the Closing, then notwithstanding any other provision of this Agreement to the contrary, Buyer shall be responsible for all costs and Liabilities with respect to such Employee that arise from conduct of Buyer or any of its Affiliates or from the termination of employment of such Employee by Seller immediately prior to, on or after the Closing Date or from any tort or discrimination Claims brought by such Employee against Seller.

     Section 8.2 Non-Union Employees.
          (a) The Offers shall provide each Employee with a consideration period that is no less than one week (the “Offer Consideration Period”). The Offers shall provide that as of the Hire Date, the applicable Employee’s terms and conditions of employment will include (i) the same or a more favorable base wage and (ii) overall compensation and employee benefits that are substantially comparable in the aggregate to the terms of the Employee’s employment with Seller in existence immediately prior to the Hire Date (collectively, “Minimum Terms and Conditions of Employment”). As of the Hire Date and, except as otherwise provided herein, for a period of not less that twelve (12) months after the Closing Date, the employment of Transferred Employees shall be on terms and conditions no less favorable than the Minimum Terms and Conditions of Employment. “Hire Date” shall mean (A) with respect to Employees who are not Absent Employees and who will become Transferred Employees, 12:01 a.m. Eastern Time on the Closing Date or (B) with respect to Absent Employees, 12:01 a.m. Eastern Time on the first business day the applicable Absent Employee returns to active employment from leave. Buyer shall notify Seller of the acceptance and rejections of Offers of employment that have been received from each of the Employees (x) on at least a weekly basis during the Offer Consideration Period and (y) in total within three (3) Business Days following the end of the Offer Consideration Period.
          (b) Except as described in the next sentence of this Section 8.2(b), the employment of each Transferred Employee (including any Employee, other than an Absent Employee, who is absent from active employment and receiving workers’ compensation benefits or is on short-term disability or approved leave of absence) with Seller shall cease immediately prior to the Hire Date, and the employment of each such Transferred Employee with Buyer shall commence immediately upon the Hire Date. In the case of any Employee who is absent from active employment on long-term disability, and who receives and accepts an Offer from Buyer prior to the Closing (the “Absent Employees”), the employment of such individual with Buyer shall commence upon the date of his or her return to active work, and such Employee shall become a Transferred Employee as of such date. Notwithstanding anything in this Agreement to the contrary, no personnel records with respect to a Transferred Employee will be transferred to Buyer until the applicable Hire Date with respect to each such Transferred Employee. Buyer shall be permitted to seek any releases required by applicable Law from the employees of Seller set forth on Schedule 8.1(a)(i) with respect to such employees’ medical records prior to the Closing Date (provided that Buyer shall not condition any Offers on an Employee furnishing any such release), and Buyer shall be permitted to view and make copies of such medical records with respect to an employee once such employee has signed such release.
          (c) The vacation program adopted by Buyer for the Transferred Employees shall recognize years of service with Seller for purposes of computing vacation benefits. Buyer shall assume and be responsible for, and shall give full credit for, all vacation benefits of the Transferred Employees accrued but not taken as of the Closing Date. Seller shall have no responsibility or Liability for any vacation benefits of the Transferred Employees on or after the Closing Date, including vacation benefits accrued prior to the Closing Date. Buyer and Seller acknowledge and agree that Buyer shall not assume any Liabilities for vacation benefits accrued through the Closing Date for any Employee that does not become a Transferred Employee.
          (d) Excluding defined benefit pension and retiree medical plans, Buyer shall recognize the service start date of each Transferred Employee as set forth in Schedule 8.1(a)(i) for all purposes, including membership, vesting, benefit accrual rate and entitlement to benefits under Buyer’s relevant employee benefit plans, except to the extent it would result in the duplication of benefits. Seller shall provide each Transferred Employees the opportunity to retire as an active employee of Seller under the Employee Benefit Plans for a 90-day grace period following Closing if such Transferred Employee would have otherwise been eligible to retire. For purposes of early retirement under Seller’s defined benefit pension plans, Seller shall treat Transferred Employees as having been laid off.
          (e) Each Transferred Employee (and his or her eligible dependents, as applicable), shall be immediately eligible as of the relevant Hire Date to participate in and accrue benefits under Buyer’s employee benefit plans, which apply to Transferred Employees. With respect to each Transferred Employee (and his or her eligible dependents, as applicable), Buyer shall cause such plans to (i) waive any eligibility periods, evidence of insurability or pre-existing condition limitations and (ii) honor any deductibles, co-payments, co-insurance or out-of-pocket expenses paid or incurred by such employee, including with respect to his or her dependents, under comparable Employee Benefit Plans of Seller during the plan year in which the relevant Hire Date occurs.
          (f) The second and third sentences of Section 8.2(a) and Section 8.2(e) shall not apply with respect to any Employee that, as of immediately prior to the Closing Date, is covered by a Collective Bargaining Agreement (the “Union Employees”). For the avoidance of doubt, in no event shall Buyer be required to provide Union Employees the Minimum Terms and Conditions of Employment, and the provisions of Section 8.2(b) shall apply only to those Union Employees who accept offers of employment from Buyer.
     Section 8.3 Union Employees.
          (a) Buyer will not assume, and will not be bound by, the terms and obligations of the relevant Collective Bargaining Agreement with respect to the Union Employees as a successor or assign of Seller. However, on the Closing Date, Buyer agrees to recognize the Union as the representative of the Union Employees at the Union’s request, to comply with its good-faith bargaining obligations, and to otherwise comply with its obligations under the National Labor Relations Act.
          (b) Unless otherwise agreed by Buyer and the Union, for a period of no less than twelve (12) months following the Closing Date, Buyer shall agree to honor all recall rights held by any current or former employees of the Business under the Collective Bargaining Agreement between Seller and the Union dated as of November 7, 2008.
          (c) Only if (i) Buyer does not extend an offer (a “UE Offer”) to such Union Employee (other than union employees whom Seller is in the process of terminating); (ii) Buyer revokes a UE Offer made to such Union Employee prior to the Closing; or (iii) a Union

Employee rejects the UE Offer and the UE Offer to such Union Employee provided (1) wages that are less favorable than the Union Employee’s wages immediately prior to the Closing and (2) compensation and benefits that are, overall, less than substantially comparable in the aggregate to the Union Employee’s compensation and benefits prior to Closing, then Buyer shall be responsible for all costs and Liabilities with respect to any Union Employee who does not become a Transferred Employee that arise from conduct of Buyer or any of its Affiliates or from the termination of employment of such Union Employee by Seller immediately prior to, on or after the Closing Date or from any tort or discrimination Claims brought by such Union Employee against Seller.
     Section 8.4 Workers’ Compensation Claims. Seller shall be responsible for and shall, as described herein, pay Losses incurred in connection with those workers’ compensation claims identified on Schedule 8.4. Schedule 8.4 provides a list of all workers’ compensation claims of Employees and former Employees filed with a Governmental Entity which remain open as of the Closing Date, for which Seller will retain liability (excluding any further liabilities on existing claims, except as provided below). As of the Closing Date, with the exception of the claims identified on Schedule 8.4, Buyer will be responsible and liable for all workers’ compensation claims of Employees and former Employees based on injuries or illnesses that arise or have arisen out of, and in the course of, employment with the Business. However, Buyer shall assume any additional liability for matters on Schedule 8.4 where the condition, injury or illness subject of such claim recurred or was aggravated after the Closing Date and such additional liability is incurred as a result of such recurrence or aggravation. To the extent that any Law prevents Buyer from assuming any workers’ compensation obligation directly, Buyer shall reimburse Seller’s costs with respect to any such workers’ compensation Losses.
     Section 8.5 WARN Act Notification. Seller shall, as soon as practicable following the Closing, provide Buyer with a schedule setting forth the name and work location of each employee of the Business who terminated employment within the six month period prior to the Closing Date. In the event of any “plant closing” or “mass layoff” with respect to the Business, as defined by the WARN Act, or any state or local Law equivalent, that shall occur on or after the Closing Date due to any actions taken by Buyer, Buyer shall comply with all of the requirements of the WARN Act and any applicable state and local Law equivalent, and shall assume any and all Liabilities with respect thereto. Buyer shall indemnify and hold harmless Seller with respect to any Liabilities under the WARN Act and similar applicable state and local Laws arising from (i) any actions taken by Buyer with respect to the Transferred Employees on or after the Closing Date (including any Liabilities caused by “employment losses” due to the actions of Buyer with respect to the Transferred Employees on or after the Closing Date that trigger the WARN Act when aggregated with any “employment losses” with respect to the Business on or prior to the Closing Date) or (ii) Buyer’s breach of Sections 8.2 or 8.3 and/or claims by any Employee that Buyer’s Offer pursuant to Sections 8.2 or 8.3 is not sufficiently comparable to avoid an “employment loss” under the WARN Act and similar applicable state and local Laws (including any Liabilities caused by “employment losses” due to the actions of Buyer with respect to the Transferred Employees on or after the Closing Date that trigger the WARN Act when aggregated with any “employment losses” with respect to the Business on or prior to the Closing Date).

     Section 8.6 Employee Benefits.
          (a) COBRA. Buyer shall, effective commencing on the applicable Hire Date, be responsible for compliance with the requirements of COBRA, including the provision of continuation coverage, with respect to the Transferred Employees, and their spouses and dependents, for whom a qualifying event occurs on or after the Transferred Employees’ respective Hire Dates. If Seller complies with the notification requirements of COBRA with respect to a Transferred Employee, Buyer shall be responsible for the provision of COBRA continuation coverage, if any, to such Transferred Employee, and such Transferred Employee’s spouse and dependents, arising as a result of his or her transfer of employment from Seller to Buyer hereunder.
          (b) 401(k) Plan. Seller shall fully vest Transferred Employees in their accounts held under Seller’s Savings and Investment Plan (the “Seller 401(k) Plan”) as of the Closing Date. Seller shall reasonably cooperate with Buyer to establish participation by Transferred Employees in Buyer’s tax-qualified defined contribution plan or plans with a cash deferred feature (the “Buyer 401(k) Plan”) for the benefit of each Transferred Employee who was eligible to participate in the Seller 401(k) Plan as soon as practicable after the Closing Date. As soon as practicable after the Closing Date, Seller shall make distributions from the Seller 401(k) Plan available to Transferred Employees and the Buyer 401(k) Plan shall accept such distribution as a rollover contribution if permitted under the terms of the Buyer 401(k) Plan and if so directed by the Transferred Employee. Seller shall make any contributions to Seller 401(k) Plan relating to the Transferred Employees that were due and payable by Seller on or before the Closing Date including those on behalf of Transferred Employees without regard to whether such individuals were employed on the last day of the plan year.
     Section 8.7 No Right to Employment. Nothing in this Article VIII restricts the right of Buyer or any of its Affiliates to terminate the employment of any Transferred Employee after the Closing. The provisions of this Article VIII are solely for the benefit of the Parties to this Agreement, and no employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any employee benefit plan for any purpose. To the extent Buyer complies with its obligations under this Article VIII, nothing in this Article VIII shall be construed to limit the right of Buyer or any of its Affiliates to amend or terminate any employee benefit plan.
     Section 8.8 Code Section 409A . The Transferred Employees shall not be deemed to have incurred a “separation from service” for purposes of Code Section 409A as a result of their transfer of employment from Seller to Buyer hereunder.
ARTICLE IX
CONDITIONS PRECEDENT
     Section 9.1 Conditions to Obligations of Buyer. The obligations of Buyer to effect the Closing and the consummation of the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of each of the following conditions, any or all of which may be waived in writing by Buyer, in whole or in part, to the extent permitted by applicable Law:

          (a) Seller Representations and Warranties. (i) Each of the representations and warranties of Seller contained in Sections 4.1, 4.2, 4.19 and 4.20 shall be true and correct in all material respects as of the date hereof and the Closing Date as though made on and as of such dates (except (x) for representations and warranties that by their express terms address matters only as of a particular date, which representations and warranties shall be true and correct in all material respects as of such date and (y) to the extent that such representations and warranties are qualified by the term “Material Adverse Effect,” in which case such representations and warranties shall be true and correct in all respects); and (ii) each of the representations and warranties of Seller contained in this Agreement (other than the representations and warranties contained in Sections 4.1, 4.2, 4.19 and 4.20) shall be true and correct in all respects as of the date hereof and the Closing Date as though made on and as of such dates (except for representations and warranties that by their express terms address matters only as of a particular date, which representations and warranties shall be true and correct in all respects as of such date), except where the failure of such representations and warranties (without giving effect to any of the “Material Adverse Effect” qualifiers contained therein) to be so true and correct would not, in the aggregate, have or reasonably be expected to have a Material Adverse Effect.
          (b) Agreements and Covenants. Seller shall have performed and complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by Seller on or prior to the Closing Date.
          (c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect or any fact, event, change, development or effect that, individually or when taken together with all other facts, events, changes, developments or effects, has had or would reasonably be expected to have a Material Adverse Effect.
          (d) Consents. Seller shall have delivered to Buyer a pay-off letter from the agent under the Seller Senior Credit Agreement, in customary form and otherwise reasonably acceptable to Buyer (or such other evidence reasonably acceptable to Buyer) (such pay-off letter or other evidence being referred to as the “Pay-off Letter”), providing that the Encumbrances to which the Purchased Assets are subject under the Seller Senior Credit Agreement, the Loan Documents (as defined in the Seller Senior Credit Agreement) and the Joinder Agreement by and among certain lenders, Seller and Lehman Commercial Paper Inc. dated May 6, 2008 will be released upon payment of a sum certain specified in the Pay-off Letter (the “Pay-off Amount”) to such agent under the Seller Senior Credit Agreement.
          (e) Deliveries. Seller shall have delivered or caused to be delivered to Buyer:
               (i) a certificate executed by a duly authorized executive officer of Seller to the effect that each of the conditions specified in Sections 9.1(a) and 9.1(b) are satisfied in all respects;

               (ii) a counterpart of the bill of sale and assignment and assumption agreement in the form attached as Exhibit B (the “Bill of Sale, Assignment and Assumption Agreement”), duly executed by Seller;
               (iii) a counterpart of the Intellectual Property assignment(s) in the form(s) attached hereto as Exhibit C (the “Intellectual Property Assignment”), duly executed by Seller;
               (iv) a counterpart of the Intellectual Property license agreement in the form attached hereto as Exhibit D (the “Intellectual Property License Agreement”), duly executed by Seller;
               (v) a counterpart of the engineering services agreement in the form attached hereto as Exhibit E (the “Engineering Services Agreement”), duly executed by Seller;
               (vi) a counterpart of the transition services agreement in the form attached hereto as Exhibit F (the “Transition Services Agreement”), duly executed by Seller;
               (vii) a counterpart of the Termination and Mutual Release Agreement, duly executed by the parties thereto other than Buyer and Boeing;
               (viii) a counterpart to the supply agreement in the form attached hereto as Exhibit G (the “SOW Supply Agreement”), duly executed by Seller;
               (ix) a counterpart of the bill of sale and assignment and assumption agreement with respect to the Facilities in the form attached as Exhibit H (the “Facilities Bill of Sale, Assignment and Assumption Agreement”), duly executed by Seller;
               (x) a counterpart of the North Charleston Sublease Assumption in the form attached as Exhibit I (the “North Charleston Sublease Assumption”), duly executed by Seller;
               (xi) a counterpart of the GA Sublease Assumption in the form attached as Exhibit J (the “GA Sublease Assumption”), duly executed by Seller;
               (xii) a counterpart of the side letter regarding the SOW Supply Agreement, in the form attached as Exhibit K (the “SOW Side Letter”), duly executed by Seller;
               (xiii) counterparts of Amendments to certain Master Program Contracts (MPC); Amendment # 6 to MPC FZ-641900-8981N (747 Empennage) and Amendment # 6 to MPC VR-747010-8984N (747 Fuselage), in the forms attached as Exhibit L (the “747 Amendment”), duly executed by Seller;
               (xiv) counterparts of Amendments to certain Master Program Contracts (MPC); Amendment # 5 to MPC VR-567866-8988N (767 Doors), Amendment # 10 to MPC FZ-641600-8981N (767 Horizontals), Amendment # 5 to MPC VZ-785548-8981N (767 WCS), and Amendment # 4 to MPC FZ-641800-8981N (48 Section), in the forms attached as Exhibit M (the “767 Amendment”), duly executed by Seller;

               (xv) counterparts of Amendments to certain Master Program Contracts (MPC); Amendment # 4 to MPC VZ-641700-8981N (777 Flaps) and Amendment # 3 to MPC VZ-620700-8981N (777 Spoilers), in the forms attached as Exhibit N (the “777 Amendment”), duly executed by Seller;
               (xvi) a counterpart of the warranty agreement related to the SOW Supply Agreement, in the form attached as Exhibit O (the “SOW Warranty Agreement”), duly executed by Seller;
               (xvii) a counterpart of the administrative agreement regarding the SOW Supply Agreement, in the form attached as Exhibit P (the “SOW Administrative Agreement”), duly executed by Seller; and
               (xviii) an affidavit sworn under penalty of perjury, setting forth Seller’s United States tax identification number and certifying that Seller is not a “foreign person” within the meaning of Section 1445 of the Code.
          (f) No Order. No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order (whether temporary, preliminary or permanent), in any case which is in effect and that prevents or prohibits the consummation of the transactions contemplated hereunder; provided that Buyer shall have used all commercially reasonable efforts to cause any such Order to be vacated or lifted.
          (g) No Legal Proceeding. No Legal Proceeding shall be pending by the DOJ, FTC or any authority, agency, department, board, commission or instrumentality of any state of the United States that regulates competition or that has the power to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade which seeks to prevent, prohibit or make illegal the transactions contemplated by this Agreement.
     Section 9.2 Conditions to Obligations of Seller. The obligations of Seller to effect the Closing and the consummation of the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived in writing by Seller, in whole or in part, to the extent permitted by applicable Law:
          (a) Buyer Representations and Warranties. (i) Each of the representations and warranties of Buyer contained in Sections 5.1, 5.2 and 5.4 shall be true and correct in all material respects as of the date hereof and the Closing Date as though made on and as of such dates (except (x) for representations and warranties that by their express terms address matters only as of a particular date, which representations and warranties shall be true and correct in all material respects as of such date and (y) to the extent that such representations and warranties are qualified by the term “material adverse effect,” in which case such representations and warranties shall be true and correct in all respects) and (ii) each of the representations and warranties of Buyer contained in this Agreement (other than the representations and warranties contained in Sections 5.1, 5.2 and 5.4) shall be true and correct in all respects as of the date hereof and the Closing Date as though made on and as of such dates (except for representations and warranties that by their express terms address matters only as of a particular date, which representations and warranties shall be true and correct in all respects as of such date), except where the failure of such representations and warranties (without giving effect to any of the “material adverse effect” qualifiers contained therein) to be so true and correct would not, in the aggregate, have or reasonably be expected to have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby in accordance with the terms hereof and applicable Laws.
          (b) Agreements and Covenants. Buyer shall have performed and complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date.
          (c) Deliveries. Buyer shall have delivered or caused to be delivered to Seller:
               (i) a certificate executed by a duly authorized executive officer of Buyer to the effect that each of the conditions specified in Sections 9.2(a) and(b) are satisfied in all respects;
               (ii) a duly executed counterpart of the Bill of Sale, Assignment and Assumption Agreement;
               (iii) a duly executed counterpart of the Intellectual Property Assignment;
               (iv) a counterpart of the Intellectual Property License Agreement duly executed by Boeing Management Company;
               (v) a counterpart to the Termination and Mutual Release Agreement duly executed by Boeing;
               (vi) a duly executed counterpart of the Engineering Services Agreement;
               (vii) a duly executed counterpart of the Transition Services Agreement;
               (viii) a counterpart of the SOW Supply Agreement duly executed by Boeing;
               (ix) a counterpart of the SOW Side Letter duly executed by Boeing;
               (x) a counterpart of the SOW Warranty Agreement duly executed by Boeing;
               (xi) a counterpart of the SOW Administrative Agreement duly executed by Boeing;
               (xii) a counterpart of the 747 Amendment duly executed by Boeing;
               (xiii) a counterpart of the 767 Amendment duly executed by Boeing;

               (xiv) a counterpart of the 777 Amendment duly executed by Boeing; and
               (xv) a duly executed counterpart of the Facilities Bill of Sale, Assignment and Assumption Agreement.
          (d) No Order. No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order (whether temporary, preliminary or permanent), in any case which is in effect and that prevents or prohibits the consummation of the transactions contemplated hereunder; provided that Seller shall have used all commercially reasonable efforts to cause any such Order to be vacated or lifted.
          (e) Waiver Under Seller Senior Credit Facility. Seller shall have received the Lender Waiver.
          (f) No Legal Proceeding. No Legal Proceeding shall be pending by the DOJ, FTC or any authority, agency, department, board, commission or instrumentality of any state of the United States that regulates competition or that has the power to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade which seeks to prevent, prohibit or make illegal the transactions contemplated by this Agreement.
ARTICLE X
TERMINATION
     Section 10.1 Termination. This Agreement may be terminated at any time (except where otherwise indicated in this Section 10.1) prior to the Closing Date:
          (a) by mutual written consent of Buyer and Seller;
          (b) (i) by Buyer, prior to Closing, by written notice to Seller from Buyer if (A) there is any material breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, such that the conditions specified in Section 9.1(a) or Section 9.1(b) would not be satisfied at the Closing (a “Terminating Seller Breach”), except that, if such Terminating Seller Breach is an unintentional or inadvertent breach of a representation, warranty, covenant or agreement and is curable by Seller through the exercise of its reasonable best efforts, then, for a period of up to ten (10) days after receipt by Seller of notice from Buyer of such breach, but only as long as Seller continues to use its reasonable best efforts to cure such Terminating Seller Breach (the “Seller Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Seller Breach is not cured within the Seller Cure Period, or (B) the consummation of the transactions contemplated hereby is permanently enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable Order of a Governmental Entity; provided that, in the case of the forgoing clause (A), Buyer is not then in material breach of any of its obligations under this Agreement;
               (ii) by Seller, prior to Closing, by written notice to Buyer from Seller if (A) there is any material breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, such that the conditions specified in Section 9.2(a) or

Section 9.2(b) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if such Terminating Buyer Breach is an unintentional or inadvertent breach of a representation, warranty, covenant or agreement and is curable by Buyer through the exercise of its reasonable best efforts, then, for a period of up to ten (10) days after receipt by Buyer of notice from Seller of such breach, but only as long as Buyer continues to use its reasonable best efforts to cure such Terminating Buyer Breach (the “Buyer Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Buyer Breach is not cured within the Buyer Cure Period, or (B) the consummation of the transactions contemplated hereby is permanently enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable Order of a Governmental Entity; provided that, in the case of the forgoing clause (A), Seller is not then in material breach of any of its obligations under this Agreement; or
          (c) by either Buyer or Seller, if the Closing shall not have been consummated by August 31, 2009, upon delivery of written notice signed by Buyer or Seller, as applicable, to the other Party; provided, however, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to a Party, in the event that such Party is in material breach of any covenant or agreement under or contained in this Agreement.
     Section 10.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become null and void and there shall be no Liability or obligation on the part of Buyer or Seller or any of their respective Representatives except (a) nothing herein shall relieve any Party from Liability for any breach of any representation, warranty, covenant or agreement in this Agreement prior to the date of termination; (b) each Party shall be entitled to any and all remedies at law and in equity for any such breach and (c) this Article X and Article XII of this Agreement shall remain in full force and effect and survive any termination of this Agreement; provided, however, that, in the event this Agreement is terminated pursuant to Section 10.1, the Parties acknowledge that it is the intention of the Parties that no Party shall have any remedy or right to recover for any Losses resulting from any breach of any representation or warranty contained herein unless such breach was intentional or willful on the part of the breaching Party. In determining Losses recoverable by a Party for the other Party’s breach, the Parties acknowledge and agree that such Losses shall not be limited to reimbursement of expenses or out-of-pocket costs and shall include the benefit of the bargain lost by such Party.
ARTICLE XI
INDEMNIFICATION
     Section 11.1 Survival. All of the representations and warranties contained in this Agreement will survive until the date that is thirteen (13) months after the Closing Date, except that (a) the representations and warranties contained in Sections 4.1 (Organization and Qualification), 4.2 (Authority; Enforceability), the first sentence of Section 4.7, the first sentence of Section 4.10(b), Sections 4.19 (Certain Transactions), 4.20 (Broker’s Fees), 5.1 (Organization and Qualification), 5.2 (Authority; Enforceability) and 5.4 (Broker’s Fees) will survive the Closing indefinitely, and (b) the representations and warranties contained in the first two sentences of Section 4.10(c) will survive the Closing until the date that is twenty-four (24) months after the Closing Date, and (c) the representations and warranties contained in Section

4.15 (Tax Matters) will survive the Closing until sixty (60) days following expiration of the applicable statute of limitations (as may be extended by agreement with any Governmental Entity); provided, however, that no representation or warranty set forth in this Agreement will expire or terminate with respect to any breach or inaccuracy to the extent such inaccuracy or breach thereof results from or arises out of any fraud by Seller in connection with this Agreement. All covenants and other agreements contained in this Agreement will survive the Closing indefinitely unless otherwise provided in accordance with their respective terms; provided, that the covenants and agreements contained in Sections 6.1 and 6.2 will survive until a date that is twenty-four (24) months after the Closing Date. Seller’s indemnification obligation in Section 11.2(c) will survive until the date that is thirty-six (36) months after the Closing Date. Notwithstanding anything herein to the contrary, each representation, warranty, covenant or agreement which is the subject of one or more Claims for indemnification pursuant to this Article XI asserted in writing prior to the expiration of the applicable survival period set forth above will survive with respect to only such Claim or Claims until the final resolution thereof. No Claim for indemnification for breach of any representation, warranty, covenant or agreement shall be made after the survival date, if any, applicable to such representation, warranty, covenant or agreement.
     Section 11.2 Indemnification by Seller.
          (a) Seller hereby agrees (subject to the terms of this Article XI) to indemnify, defend and hold harmless Buyer and its successors and permitted assigns, and each of their respective Affiliates, equityholders, officers, directors, managers, members, employees and Representatives (each, a “Buyer Indemnified Person”) for, from and against any and all Losses imposed upon or incurred by Buyer Indemnified Persons, or any of them, to the extent arising out of or resulting from any and all of the following (whether or not arising out of any Third Party Claims): (i) any inaccuracy as of the Closing Date in, or any breach of, a representation or warranty contained in Article IV of this Agreement; (ii) any breach by Seller of, or any failure by Seller to perform or comply with, any covenant or agreement contained in this Agreement; and (iii) any of the Excluded Liabilities. For purposes of determining the amount of any Loss incurred in connection with any inaccuracy or a breach of a representation or warranty under this Section 11.2(a) or whether such inaccuracy or breach has occurred, in each case (other than with respect to the Qualified Representations), all references to “materiality” or “Material Adverse Effect” or other similar terms shall be disregarded.
          (b) Notwithstanding the foregoing provisions of this Section 11.2 to the contrary, (i) except with respect to any Loss that arises out of a breach of Section 4.1, Section 4.2, the first sentence of Section 4.7, the first sentence of Section 4.10(b), Section 4.15, Section 4.19 and/or Section 4.20, with respect to Seller’s obligation to indemnify Buyer Indemnified Persons for Losses pursuant to Section 11.2(a)(i) (other than with respect to the first two sentences of Section 4.10(c) which are addressed in Section 11.2(b)(ii) below) and, solely with respect to clause (C) below, Section 11.2(a)(ii) (as applied solely to a breach of Section 6.1 and no other covenant or agreement herein): (A) Seller will not be required to indemnify Buyer Indemnified Persons until such Losses in the aggregate exceed $10,000,000 and in such case Seller will, subject to clause (i)(C) of this Section 11.2(b) and Section 11.5, be required to indemnify Buyer Indemnified Persons for the amount of such Losses in excess of $10,000,000; (B) no individual Claim (or series of related Claims or repetitive or multiple Claims from the same source) by Buyer Indemnified Persons may be asserted unless and until the aggregate amount of Losses that would be payable pursuant to such Claim (or series of related Claims or repetitive or multiple Claims from the same source) exceeds an amount equal to $50,000; and (C) the aggregate amount to be paid by Seller to Buyer Indemnified Persons will not exceed an amount equal to $60,000,000 (it being understood that any Losses indemnified pursuant to Section 11.2(a)(i) (with respect only to the first two sentences of Section 4.10(c)) or Section 11.2(c) shall also be applied toward such $60,000,000 after $40,000,000 in Losses have been paid pursuant to Section 11.2(b)(ii)); and (ii) with respect to Seller’s obligations to indemnify Buyer Indemnified Persons for Losses pursuant to Section 11.2(a)(i) (with respect only to the first two sentences of Section 4.10(c)) and Section 11.2(c), (A) Seller will not be required to indemnify Buyer Indemnified Persons until such Losses in the aggregate exceed $10,000,000 and in such case Seller will, subject to clause (ii)(C) of this Section 11.2(b) and Section 11.5, be required to indemnify Buyer Indemnified Persons for the amount of such Losses in excess of $10,000,000; (B) no individual Claim (or series of related Claims or repetitive or multiple Claims from the same source) by Buyer Indemnified Persons may be asserted unless and until the aggregate amount of Losses that would be payable pursuant to such Claim (or series of related Claims or repetitive or multiple Claims from the same source) exceeds an amount equal to $50,000; and (C) the aggregate amount to be paid by Seller to Buyer Indemnified Persons will not exceed an amount equal to $100,000,000 (it being understood that any Losses indemnified pursuant to Section 11.2(a)(i) (other than with respect to the first two sentences of Section 4.10(c) and Section 11.2(a)(ii) (as applied solely to a breach of Section 6.1 and no other covenant or agreement herein) shall also be applied toward such $100,000,000).
          (c) Seller hereby agrees (subject to the terms of this Article XI) to indemnify, defend and hold harmless each Buyer Indemnified Person for, from and against any and all Losses imposed upon or incurred by Buyer Indemnified Persons, or any of them, to the extent arising out of or resulting from (whether or not arising out of any Third Party Claims) any (A) misappropriation of any trade secret of any Person arising from the conduct of the Business or the conduct of any supplier of Seller prior to the Closing or (B) infringement or unlawful use of any United States or foreign Intellectual Property right (including any right in a Patent, Copyright, industrial design or semiconductor mask work), which, in the case of any industrial design or patent, was either issued as of the date of this Agreement or issues after the date of this Agreement from an application that was pending as of the date of this Agreement (including all foreign counterparts of each of the foregoing (whether or not such foreign counterpart was filed or issued as of the date of this Agreement)) or, in the case of any other Intellectual Property, was in existence on the Closing, in each case: (i) arising out of the design, manufacture or sale of Products by or for Seller pursuant to the 787 Supply Agreement prior to the Closing, including to the extent attributable to Intellectual Property or Products delivered by a supplier of Seller (or other activities of such supplier) (“Supplied Products”); (ii) arising out of the use or sale of Supplied Products (including Products included in the Purchased Assets) by or for a Buyer Indemnified Person or a customer of a Buyer Indemnified Person or an operator of a Program Aircraft; and (iii) arising out of the manufacture, use or sale of any Covered Products by or for a Buyer Indemnified Person or a customer of a Buyer Indemnified Person or an operator of a Program Aircraft; provided, however, that notwithstanding any provision hereof to the contrary, Seller’s indemnification obligations under this Section 11.2(c) shall not extend to any Losses due to misappropriation, infringement or unlawful use of any Intellectual Property or Intellectual Property right:

               (A)
                    (1) with respect to Third Party Claims for misappropriation, infringement or unlawful use (excluding a Claim by a supplier to the Business for misappropriation, infringement or unlawful use attributable to Intellectual Property or Products delivered by, or other activities of, such supplier) to the extent attributable to Intellectual Property of, or Products delivered by, or other activities of, a supplier to the Business, except to the extent such misappropriation, infringement or unlawful use arises out of or results from such supplier’s compliance with any specification, design, design or specification change or any method or process of design or manufacturing (and changes thereto) required by Seller, in which case Seller will (to the extent provided above in this Section 11.2(c) and subject to Section 11.2(b) and the other provisions of this Article XI) indemnify the Buyer Indemnified Persons for such misappropriation, infringement or unlawful use, subject to paragraphs (B)-(G) below; provided that (I) Seller shall (subject to the last two sentences of this paragraph (1)) have no obligation to indemnify any Buyer Indemnified Person hereunder to the extent that such Buyer Indemnified Person is entitled to indemnification for, or is otherwise entitled to recover in respect of, such misappropriation, infringement or unlawful use pursuant to a Purchased Contract, as in effect immediately prior to the Closing (without giving effect to any waiver, amendment, release or modification occurring following Closing), and (II) to the extent that Seller would otherwise be required to indemnify any Buyer Indemnified Person for the entire amount of Losses (subject to Section 11.2(b) and the other provisions of this Article XI) due to such misappropriation, infringement or unlawful use and is not relieved of such obligation pursuant to this clause (A)(1) because the specifications, designs, design or specification changes, methods or processes of design or manufacturing (and changes thereto) were required by Seller (subject to paragraphs (B)-(G) below), Seller will (subject to Section 11.2(b) and the other provisions of this Article XI) indemnify such Buyer Indemnified Person for fifty percent (50%) of the amount of such Losses attributable to such misappropriation, infringement or unlawful use in the event that (x) the provisions of the Purchased Contract providing for indemnification or other right to recovery with respect to such misappropriation, infringement or unlawful use of Intellectual Property rights have expired post-Closing under the terms of such Purchased Contract (as in effect immediately prior to the Closing) or (y) such Purchased Contract is unilaterally terminated by such supplier or performance of such indemnification and other provisions giving rise to such recovery are excused and, as a result, the applicable intellectual property indemnification provision(s) and the other provisions giving rise to such recovery are terminated or excused, unless (i) any Buyer Indemnified Person breaches such Purchased Contract following the Closing and such breach is determined by an arbitrator or court of competent jurisdiction or by agreement of such Buyer Indemnified Person and Seller to be a basis for such termination or excused performance or (ii) no Claim for indemnification is tendered to such supplier prior to such supplier’s notification to any Buyer Indemnified Person of such termination or Claim of excused performance and one of the following two conditions is satisfied: (a) such termination or Claim of excused performance (1) was induced by any Buyer Indemnified Person through a threatened breach or termination of the applicable Purchased Contract or (2) occurred following a proposal by any Buyer Indemnified Person to modify the terms of such Purchased Contract (including pricing or work scope) in a manner that has a material and adverse net economic effect on such supplier; or (b) the work scope, pricing or other material terms have been modified from the terms existing in the applicable Purchased Contract as of immediately prior to the Closing, in which case Seller shall have no obligation to indemnify any Buyer Indemnified Person hereunder. Notwithstanding the foregoing, in the circumstance in which the Buyer Indemnified Persons are not entitled to indemnification for misappropriation, infringement or unlawful use of Intellectual Property rights as a result of the operation of clause (I) of the proviso of the immediately preceding sentence, if any Buyer Indemnified Person has used reasonable best efforts (which shall in all events include filing and pursuing arbitration or litigation to final award or judgment) to collect the indemnification owed by any such supplier pursuant to such Purchased Contract and is not able to recover one hundred percent (100%) of the amount of the award or judgment against such supplier, Seller will (subject to Section 11.2(b) and the other provisions of this Article XI) indemnify such Buyer Indemnified Person for fifty percent (50%) of the amount of such shortfall in such recovery by such Buyer Indemnified Person. In addition, if, in such circumstance, such Buyer Indemnified Person and such supplier reach a proposed written settlement in an amount less than one hundred percent (100%) of the indemnification claim and Seller has consented to such settlement (which consent may be withheld in Seller’s sole discretion), then Seller will (subject to Section 11.2(b) and the other provisions of this Article XI) indemnify such Buyer Indemnified Person for fifty percent (50%) of the amount of such shortfall in such recovery by such Buyer Indemnified Person;
                    (2) with respect to a Claim brought by a supplier to the Business for misappropriation, infringement or unlawful use of Intellectual Property rights to the extent attributable to Intellectual Property or Products delivered by, or other activities of, such supplier (a “Supplier Infringement Claim”), except to the extent such misappropriation, infringement or unlawful use arises out of or results from Seller’s failure to flow down the 787 Supply Agreement Intellectual Property provisions to such supplier pursuant to the terms of the 787 Supply Agreement (or include in the relevant Purchased Contract substantially comparable Intellectual Property provisions); provided that at the time of such Supplier Infringement Claim, such supplier remains a supplier to the Business, with work scope, pricing and other material terms substantially equivalent in the aggregate to those that are set forth in the applicable Purchased Contract, as in effect immediately prior to the Closing. Notwithstanding the foregoing, with respect to any Supplier Infringement Claim for which the Buyer Indemnified Persons are entitled to indemnification, Seller will (subject to Section 11.2(b) and the other provisions of this Article XI) indemnify any Buyer Indemnified Person for fifty percent (50%) of the amount of such Losses attributable to the misappropriation, infringement or unlawful use giving rise to such Supplier Infringement Claim to the extent (i) any Buyer Indemnified Person breaches the applicable Purchased Contract following the Closing and such breach is determined (either by an arbitrator or court of competent jurisdiction or by agreement of such Buyer Indemnified Person and Seller) to be a basis for such Supplier Infringement Claim, (ii) such Supplier Infringement Claim (x) was induced by any Buyer Indemnified Person through a threatened breach or termination of the applicable Purchased Contract or (y) occurred following proposal by any Buyer Indemnified Person to modify the terms of the applicable Purchased Contract (including pricing or work scope) in a manner that has a material and adverse net economic effect on such supplier or (iii) the work scope, pricing or other material terms have been modified from the terms in the applicable Purchased Contract as of immediately prior to the Closing. For purposes of this Section 11.2(c), a Buyer Indemnified Person’s failure to cure an alleged pre-Closing breach by Seller of a Purchased Contract or the failure to modify Seller’s pre-Closing conduct that resulted in a pre-Closing breach shall not constitute a breach of such Purchased Contract by such Buyer Indemnified Person following the Closing. Seller will

(subject to Section 11.2(b) and the other provisions of this Article XI) indemnify any Buyer Indemnified Person for fifty percent (50%) of the amount of Losses incurred by such Buyer Indemnified Person attributable to any misappropriation, infringement or unlawful use giving rise to a Supplier Infringement Claim to the extent that Seller did flow down the 787 Supply Agreement Intellectual Property provisions required to be flowed down by the 787 Supply Agreement (or included in the relevant Purchased Contract substantially comparable Intellectual Property provisions) but a pre-Closing breach of such Purchased Contract by Seller rendered such provisions unenforceable as determined by an arbitrator or court of competent jurisdiction or by agreement of such Buyer Indemnified Person and Seller. To the extent that Seller did flow down the 787 Supply Agreement Intellectual Property provisions required to be flowed down by the 787 Supply Agreement (or include in the relevant Purchased Contract substantially comparable Intellectual Property provisions) and did not breach such Purchased Contract, Seller will not be required to indemnify any Buyer Indemnified Person hereunder;
               (B) to the extent attributable to any specification (subject to paragraph (F) below), design, design or specification change or any method or process of design or manufacturing (and changes thereto) Required by Boeing;
               (C) to the extent attributable to Boeing’s collaboration in the specific aspect of the specification (subject to the proviso in paragraph (F) below), design, design or specification change or any method or process of design or manufacturing (or change thereto) that is a direct cause of such misappropriation, infringement or unlawful use and such misappropriation, infringement or unlawful use is attributable to such specific aspect that resulted from such collaboration, in which case Seller will (subject to Section 11.2(b) and the other provisions of this Article XI) indemnify the Buyer Indemnified Person for fifty percent (50%) of the amount of such Losses attributable to such misappropriation, infringement or unlawful use;
               (D) to the extent attributable to the use or sale of such Product, Covered Product or Supplied Product in combination with other items when such misappropriation, infringement or unlawful use would not have occurred but for such combination, except where such combination is contemplated by the 787 Supply Agreement or is reasonably contemplated by the Parties given the intended use of such item;
               (E) owned by any Buyer Indemnified Person other than consultants of Boeing or its Affiliates;
               (F) to the extent attributable to a design of Seller, if such misappropriation, infringement or unlawful use could not be avoided as a result of the specifications Required by Boeing; provided, however, that (i) to the extent such misappropriation, infringement or unlawful use could have been avoided through the use of commercially reasonable efforts by Seller, Seller will (subject to Section 11.2(b) and the other provisions of this Article XI) indemnify the Buyer Indemnified Person for such Losses attributable to such misappropriation, infringement or unlawful use and (ii) to the extent such misappropriation, infringement or unlawful use could have been avoided through the use of all efforts by Seller, Seller will (subject to Section 11.2(b) and the other provisions of this Article XI)

indemnify the Buyer Indemnified Person for fifty percent (50%) of the amount of such Losses attributable to such misappropriation, infringement or unlawful use; or
               (G) to the extent such misappropriation, infringement or unlawful use would not have occurred if Seller had signed the applicable Contract, as noted as unsigned on Schedule 2.2(a)(i).
          (d) All amounts agreed to by the Parties or determined by a court of competent jurisdiction to be owing under this Section 11.2 shall be paid promptly by Seller through wire transfer of immediately available funds to the account designated in writing by each Buyer Indemnified Person or Buyer Indemnified Person entitled to such payment.
     Section 11.3 Indemnification by Buyer.
          (a) Buyer hereby agrees (subject to the terms of this Article XI) to indemnify, defend and hold harmless Seller and its Affiliates, equityholders, officers, directors, managers, members, employees and Representatives (collectively, the “Seller Indemnified Persons” and together with Buyer Indemnified Persons, the “Indemnified Persons”) for, from and against any and all Losses imposed upon or incurred by Seller Indemnified Persons, or any of them, to the extent arising out of or resulting from any and all of the following (whether or not arising out of any Third Party Claims): (i) any inaccuracy as of the Closing Date in, or any breach of, any representation or warranty contained in Article V of this Agreement; (ii) any breach by Buyer of, or any failure by Buyer to perform or comply with, any covenant or agreement contained in this Agreement; and (iii) (A) any of the Assumed Liabilities (including as a result of a failure for them to be satisfied when due) and (B) any Liabilities under the Site Development and Incentive Agreement as a result of the failure to obtain a consent to transfer. For the avoidance of doubt, the Parties acknowledge and agree that (x) the assumption by Buyer of the Assumed Liabilities and any Liabilities under the Site Development and Incentive Agreement as a result of the failure to obtain a consent to transfer shall not negate or diminish Buyer’s (or, if applicable, a Buyer Indemnified Person’s) indemnification rights set forth in Section 11.2 of this Agreement and (y) Section 11.3(a)(iii)(B) does not modify Section 2.3(b).
          (b) Buyer shall pay all amounts agreed to by the Parties or determined by a court of competent jurisdiction to be owing under this Section 11.3 by wire transfer of immediately available funds to the account designated in writing by each Seller Indemnified Person entitled to such payment.
     Section 11.4 Third Party Claims. The obligations and Liabilities of Buyer and Seller in connection with their respective indemnities pursuant to this Article XI, resulting from any Claim or other assertion of Liability by a third party (a “Third Party Claim”), shall be subject to the following terms and conditions:
          (a) The Indemnified Person seeking indemnification under this Article XI must give the Party from whom indemnification is sought (the “Indemnifying Person”) notice of any Third Party Claim that is asserted against, imposed upon or incurred by the Indemnified Person and that may give rise to Liability of the Indemnifying Person pursuant to this Article XI, stating (to the extent known or reasonably anticipated) the nature and basis of such Third Party

Claim and the amount thereof; provided that the failure to give such notice shall not affect the rights of the Indemnified Person hereunder except to the extent that the Indemnifying Person shall have been actually and materially prejudiced by reason of such failure.
          (b) Subject to Section 11.4(c) below, if the Indemnifying Person’s reasonable estimated monetary exposure (whether in such Third Party Claim or as a result thereof) arising out of such Third Party Claim is reasonably expected to exceed the Indemnified Person’s reasonable estimated monetary exposure (whether in such Third Party Claim or as a result thereof) arising out of such Third Party Claim after taking into account all of the claims and causes of action (and underlying facts and circumstances) upon which such Third Party Claim is premised, and the indemnification obligations of the Indemnifying Person and limits thereon hereunder (as determined in good faith at the outset of such claim by mutual consultation and negotiation between the Indemnifying Person and the Indemnified Person), then the Indemnifying Person shall have the right to undertake, by counsel or other Representatives of its own choosing (which shall be reasonably satisfactory to the Indemnified Person), subject to Section 11.2(b), the defense of such Third Party Claim at the Indemnifying Person’s sole expense and, subject to Section 11.4(d), settle or compromise such Third Party Claim.
          (c) In the event that (i) the Indemnifying Person shall elect not to undertake such defense; (ii) the Indemnifying Person shall fail to undertake to defend such Third Party Claim, or diligently pursue or maintain such defense, within thirty (30) days after delivery of notice by the Indemnified Person of such Third Party Claim; (iii) such Third Party Claim seeks non-monetary relief or involves criminal allegations against a Party; or (iv) the Indemnified Person reasonably concludes that the Indemnifying Person and Indemnified Person have conflicting interests with respect to such Third Party Claim (it being understood that a relationship with a supplier shall not constitute a conflicting interest), then the Indemnified Person (upon further notice to the Indemnifying Person) shall have the right to undertake the defense, compromise and/or settlement of such Third Party Claim, by counsel or other Representatives of its own choosing; provided, that with respect to a Third Party Claim seeking non-monetary relief, the Indemnifying Person shall have the right to employ separate legal counsel and to participate in (but not control) the defense thereof, but the fees and expenses of such legal counsel shall be at the expense of the Indemnifying Person; and provided further that the Indemnified Person shall not compromise or settle such Third Party Claim or consent to the entry of any Order with respect to such Third Party Claim without the consent of the Indemnifying Person (which consent shall not be unreasonably withheld, conditioned or delayed).
          (d) Anything in this Section 11.4 to the contrary notwithstanding, the Indemnifying Person shall not, without the Indemnified Person’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed), settle or compromise any Third Party Claim or consent to the entry of any Order with respect to such Third Party Claim unless (i) the Indemnifying Person agrees in writing to pay all amounts payable pursuant to such settlement, compromise or Order as provided in this Agreement, (ii) such settlement, compromise or Order includes as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Person of an irrevocable release from all Liability in respect of such Third Party Claim in form and substance satisfactory to the Indemnified Person, (iii) such settlement, compromise or Order would not result in the finding or admission of any violation of

Law, and (iv) such settlement, comprise or Order does not impose any injunctive relief or operational restrictions on the Indemnified Person or admit to any wrongdoing by or on behalf of the Indemnified Person.
          (e) The Parties agree that any settlement described in Schedule 11.4(e) shall be managed as described thereon.
     Section 11.5 Limitations on Indemnification Liability.
          (a) Losses Net of Insurance Proceeds and Other Third-Party Recoveries. Notwithstanding any provision in this Agreement to the contrary, all Losses for which any Indemnified Person would otherwise be entitled to indemnification under this Article XI shall be reduced by the amount of insurance proceeds, indemnification payments and other third-party recoveries to which any Indemnified Person receives in respect of any Losses incurred by such Indemnified Person, in each case after deducting the out-of-pocket costs and expenses incurred following Closing in connection with such Loss and obtaining such proceeds, payments or recoveries, including any incremental insurance premium costs incurred by such Party; provided that in the case of any such incremental insurance premium costs, the Indemnified Person shall provide the Indemnifying Person with a written statement from its insurance carrier specifically allocating the increase in premium costs directly to the claims for which indemnification is sought. In the event any Indemnified Person is entitled to any insurance proceeds, indemnity payments or any third-party recoveries in respect of any Losses for which such Indemnified Person is entitled to indemnification pursuant to this Article XI, such Indemnified Person shall use commercially reasonable efforts to obtain or receive such proceeds, payments or recoveries; provided that this Section 11.5(a) shall not require any Indemnified Person to initiate, engage in or threaten litigation with any Person, including any of its insurance carriers. In the event that any such insurance proceeds, indemnity payments or other third-party recoveries are received by an Indemnified Person subsequent to receipt by such Indemnified Person of any indemnification payment hereunder in respect of the claims to which such insurance proceeds, indemnity payments or other third-party recoveries relate, appropriate refunds shall be made promptly by the relevant Indemnified Person of the relevant portion of such indemnification payment.
          (b) Tax Benefits. Notwithstanding any provision in this Agreement to the contrary, all indemnification payments for Losses under this Article XI shall be paid by the Indemnifying Person without reduction for any Tax Benefits (as defined below) available to the Indemnified Person. However, to the extent that an Indemnified Person recognizes Tax Benefits in respect of any Losses for which such Indemnified Person is entitled to indemnification under this Article XI, the Indemnified Person shall pay promptly to the Indemnifying Person an amount in cash equal to the amount of such Tax Benefits (but not in excess of the indemnification payment or payments actually received from the Indemnifying Person with respect to such Losses) as such Tax Benefits are actually recognized by the Indemnified Person. The Indemnified Person shall provide a statement, signed by an officer of the Indemnified Person, setting forth in reasonable detail the calculation of Tax Benefits recognized (even if no such Tax Benefits are recognized) at the following times: (i) no later than one hundred and twenty (120) days after the close of each calendar year after an indemnification payment has been made to such Indemnified Person under this Article XI and (ii) accompanying each payment of Tax Benefits realized by such Indemnified Person under this Section 11.5(b). In the event the

Indemnifying Person objects to the calculation of Tax Benefits recognized, it shall deliver written notice of objection (the “Tax Benefit Objection Notice”) to the Indemnified Person not more than forty-five (45) days after the Indemnifying Person’s receipt of the calculation. The Indemnified Person and the Indemnifying Person shall promptly endeavor in good faith to resolve the issues related to calculation of Tax Benefits recognized, including through the provision of information reasonably requested by the other party in order to review the calculation of Tax Benefits recognized. In the event such parties are unable to resolve the issues within forty-five (45) days after the issuance of the Tax Benefit Objection Notice, the resolution of the calculation of Tax Benefits recognized shall be submitted to a nationally recognized public accounting firm mutually agreed upon by the Indemnifying Person and the Indemnified Person (the “Arbitrator”). The Indemnifying Person and the Indemnified Person shall each use commercially reasonable efforts to cause the Arbitrator to review the calculation of Tax Benefits recognized and related documents and records necessary to support such calculation and determine the Tax Benefits recognized by the Indemnified Person within forty-five (45) days after the submission of the calculation to the Arbitrator. The decision of the Arbitrator shall be final and binding upon the parties and shall be non-appealable. Upon determination of the Tax Benefits recognized by the Arbitrator, the Indemnified Person shall pay promptly to the Indemnifying Person the amount of any increase, if any, in the amount of Tax Benefits recognized as calculated by the Arbitrator over the amount calculated by the Indemnified Person. The fees of the Arbitrator shall be borne 50% by the Indemnifying Person and 50% by the Indemnified Person. For this purpose, the Indemnified Person shall be deemed to recognize a tax benefit (“Tax Benefit”) with respect to a taxable year if, and to the extent that, the Indemnified Person’s cumulative liability for Income Taxes through the end of such taxable year, calculated by excluding any Income Tax items attributable to the Losses from all taxable years, exceeds the Indemnified Person’s actual cumulative Income Tax liability through the end of such taxable year, calculated by taking into account any Income Tax items attributable to the Losses for all taxable years as provided for by the relevant Income Tax law.
          (c) Consequential; Punitive and Other Special Damages. Notwithstanding any provision in this Agreement to the contrary, no Indemnified Person shall be entitled to indemnification for consequential, punitive, indirect or special damages (other than for any such damages that the Indemnified Person is, or has been, required to pay in respect of any Third Party Claim that is subject to such claim of indemnification).
     Section 11.6 Treatment of Indemnification Payments. All amounts paid pursuant to this Article XI shall be treated as adjustments to the Aggregate Consideration.
     Section 11.7 Exclusive Remedy. Notwithstanding anything contained in this Agreement to the contrary, except (a) in the case of fraud, (b) for injunctive or provisional relief and (c) as contemplated by Section 3.4, after the Closing, indemnification pursuant to the provisions of this Article XI shall be the sole and exclusive remedy for the Parties for monetary damages for any inaccuracy or breach of any representation, warranty, covenant or other provision contained in this Agreement or in any certificate delivered pursuant hereto.

ARTICLE XII
GENERAL PROVISIONS
     Section 12.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses or as of the date transmitted if sent by electronic transmission to the following facsimile numbers or electronic mail addresses (or at such other address, electronic mail address or facsimile number for a Party as shall be specified by like notice):
     If to Seller:
Vought Aircraft Industries, Inc.
9314 W. Jefferson Street
Dallas, TX 75211
Attention: General Counsel, Kevin McGlinchey
Facsimile: (972) 946-5642
     With a copy (which shall not constitute notice) to:
Latham & Watkins LLP
555 Eleventh Street, NW
Suite 1000
Washington, DC 20004
Attention: Daniel T. Lennon
Paul F. Sheridan, Jr.
Facsimile: (202) 637-2201
     If to Buyer:
BCACSC, Inc.
c/o The Boeing Company
100 N. Riverside Drive
Chicago, IL 60606
Attention: Vice President, Corporate and Strategic Development
Facsimile: (312) 777-2885

BCACSC, Inc.
c/o The Boeing Company
100 N. Riverside Drive
Chicago, IL 60606
Attention: Executive Vice President and General Counsel
Facsimile: (312) 544-2121
BCACSC, Inc.
c/o The Boeing Company
P.O. Box 3707 MC 09-20
Seattle, WA 98124-2207
Attention: Vice President, Supply Chain Strategy,
Commercial Airplanes
Facsimile: (425) 717-7800
     With a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
Facsimile: (312) 862-2200
Attention: Stephen Fraidin
                  R. Scott Falk, P.C.
     Section 12.2 Severability; Specific Enforcement. If any provision of this Agreement or the application of any provision hereof to any circumstances is held invalid, unenforceable, or otherwise illegal, the remainder of the Agreement and the application of such provision to other circumstances shall not be affected, and the provisions so held to be invalid, unenforceable, or otherwise illegal shall be reformed to the extent (and only to the extent) necessary to make it enforceable, valid and legal. Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible. Each Party acknowledges and agrees that the other Party may be damaged irreparably in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each Party agrees that (A) the other Party may be entitled, in addition to other rights or remedies existing in its favor, to injunctive or other relief to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, in each case without the requirement of posting a bond or proving actual damages (which requirements the other Party shall waive) and (B) each Party hereby agrees that such Party shall not, in connection with any action brought to specifically enforce a Party’s rights or obligations under this Agreement, assert, plead or argue that such remedy is unavailable, or otherwise oppose the imposition of such a remedy, on the grounds that money damages are an adequate remedy for the alleged breach of this Agreement.
     Section 12.3 Amendments. No amendment, supplement or modification of this Agreement shall be effective unless in writing signed by all of the Parties.

     Section 12.4 Assignment; Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the Parties (whether by merger, operation of Law or otherwise) without the prior written consent of the other Parties and any purported assignment in violation of this Section 12.4 shall be void; provided that (i) Seller may collaterally assign its rights under this Agreement as security for Indebtedness and related obligations of Seller under the Seller Senior Credit Agreement or otherwise and (ii) either Party may, without the prior written consent of the other Parties, assign and delegate any of their rights (including Buyer’s right to acquire the Purchased Intellectual Property) hereunder to any Affiliate; provided that no such assignment shall relieve Seller or Buyer of any of their respective obligations or Liabilities hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns, and nothing in this Agreement, express or implied, other than the rights of Buyer Indemnified Persons and Seller Indemnified Persons pursuant to Article XI, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, nothing in this Agreement, express or implied, is intended to confer upon any Transferred Employees any right, benefit or remedy of any nature whatsoever under or by reason of Article VIII hereof.
     Section 12.5 Counterparts; Facsimiles . This Agreement may be executed and delivered in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Exchange and delivery of this Agreement by exchange of facsimile copies or other electronic copies bearing the signature of a Party shall constitute a valid and binding execution and delivery of this Agreement by such Party. Such facsimile or other electronic copies shall constitute legally enforceable original documents.
     Section 12.6 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.
     Section 12.7 Governing Law; Forum Selection. This Agreement and all disputes arising out of or relating hereto shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and performed entirely with the State of Delaware, without giving effect to any Laws or principles of conflicts of laws that would cause the Laws of any other jurisdiction to apply. Each Party hereby (a) submits to the exclusive jurisdiction of any state or federal court sitting in the State of Delaware (the “Chosen Courts”) in any Legal Proceeding arising out of or relating to this Agreement, (b) agrees that all Claims in respect of such Legal Proceeding may be heard and determined only in any such Chosen Court, (c) hereby waives any Claim of inconvenient forum or other challenge to venue in such Chosen Court, and (d) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement before any Governmental Entity other than the Chosen Courts.
     Section 12.8 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY PROCEEDING IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF, WHETHER

PURPORTING TO BE AT LAW OR IN EQUITY, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.
     Section 12.9 Entire Agreement. This Agreement and the other Transaction Documents constitute the final, exclusive and entire agreement of the Parties, and all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof (including the LOI) are expressly merged into and superseded by this Agreement and the other Transaction Documents. There are no conditions precedent to the effectiveness of this Agreement other than those expressly stated in this Agreement.
     Section 12.10 Waivers . Any failure by any Party to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply.
     Section 12.11 NO ADDITIONAL REPRESENTATION OR WARRANTIES. EXCEPT AS PROVIDED IN ARTICLE IV, NEITHER SELLER, NOR ANY OF ITS AFFILIATES, NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, STOCKHOLDERS, PARTNERS, MEMBERS OR REPRESENTATIVES HAS MADE, OR IS MAKING, ANY REPRESENTATION OR WARRANTY WHATSOEVER TO BUYER WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND NO SUCH PARTY SHALL BE LIABLE IN RESPECT OF THE ACCURACY OR COMPLETENESS OF ANY INFORMATION PROVIDED TO BUYER WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. WITHOUT LIMITING THE FOREGOING, BUYER ACKNOWLEDGES THAT BUYER, TOGETHER WITH ITS ADVISORS, HAS MADE ITS OWN INVESTIGATION OF THE BUSINESS, THE PURCHASED ASSETS AND THE ASSUMED LIABILITIES AND IS NOT RELYING ON ANY IMPLIED WARRANTIES OR UPON ANY REPRESENTATION OR WARRANTY WHATSOEVER AS TO THE PROSPECTS (FINANCIAL OR OTHERWISE) OR THE VIABILITY OR LIKELIHOOD OF SUCCESS OF THE BUSINESS AS CONDUCTED AFTER THE CLOSING. FOR THE PURPOSES HEREIN, ANY INFORMATION PROVIDED TO, OR MADE AVAILABLE TO, BUYER BY SELLER SHALL INCLUDE ANY AND ALL INFORMATION THAT MAY BE CONTAINED OR POSTED IN ANY ELECTRONIC DATA ROOM ESTABLISHED BY SELLER OR ITS REPRESENTATIVES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
     Section 12.12 Disclosure Schedules. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedule shall have the respective meanings assigned in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or outside the ordinary course of business or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. No disclosure in the Disclosure Schedule relating to any possible breach or violation of any agreement, Law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. No exceptions to any representations or warranties disclosed in one particular Schedule shall constitute an exception to any other representations or warranties made in this Agreement unless the exception is disclosed as provided herein on each such other applicable Schedule or cross-referenced in such other applicable Schedule or unless the applicability of such exception to another Schedule is apparent on its face.
     Section 12.13 No Recourse . Except as set forth in the Boeing Guaranty, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except as set forth in the Boeing Guaranty, except to the extent a named Party to this Agreement (and then only to the extent of the specific obligations undertaken by such named Party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or their respective Affiliates shall have any Liability (whether in contract or tort) for any one or more of the representations, warranties, covenants, agreements or other obligations or Liabilities of any one or more of Seller or Buyer under this Agreement (whether for indemnification or otherwise) of or for any claim based on, in respect of, or by reason of, the transactions contemplated by this Agreement and the Transaction Documents. Nothing in this Section 12.13 shall in any way limit the obligations of Boeing or the rights of Seller under the Boeing Guaranty.
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     IN WITNESS WHEREOF, the undersigned have executed and delivered, or have caused this Agreement to be duly executed and delivered, as of the date first set forth herein.

SELLER

VOUGHT AIRCRAFT INDUSTRIES, INC.

By:	/s/ Keith B. Howe

Name:	Keith B. Howe
Title:

BUYER

BCACSC, INC.

By:	/s/ Bryan Gerard

Name:	Bryan Gerard
Title: